This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or voting instruction form today or vote by phone or through the internet in accordance with the instructions set forth in the proxy or voting instruction form.

2025 Management Proxy Circular	i

Letter and Invitation to Shareholders

Meeting April 24, 2025, 11:30 a.m. (Mountain Time) Virtual-only meeting format https://meetings.lumiconnect.com/ 400-164-661-424
John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer
March 7, 2025
Dear Fellow Shareholders,
On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2025 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place on Thursday, April 24, 2025, at 11:30 a.m. (Mountain Time). The Meeting will take place in a virtual-only format to provide all holders of common shares ("Shareholders") at the close of business on March 7, 2025, the record date set for the Meeting, an equal opportunity to participate regardless of geographic location or particular circumstances that could otherwise prohibit their participation. Shareholders who attend the Meeting virtually will have an opportunity to participate, ask questions and vote in real time, provided they follow the procedures set out in our Management Proxy Circular.
The Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular are attached. The Management Proxy Circular describes business to be conducted at the Meeting and provides information regarding our executive compensation program and corporate governance practices. During the Meeting, Shareholders will receive our audited consolidated financial statements for the year ended Dec. 31, 2024, and the auditors’ report, and will be asked to elect the directors; reappoint the auditors and authorize their remuneration to be fixed; participate in the advisory vote on our approach to executive compensation (say on pay); and continue our shareholder rights plan.
We encourage you to carefully review the Management Proxy Circular and vote on the business items to be considered at the Meeting.
Your vote and participation are very important. In 2024, we were pleased to have 194,587,285 votes cast in person or by proxy at our annual meeting of shareholders, representing 63.21 per cent of eligible common shares. We encourage all Shareholders to participate at this year’s Meeting. If you are unable to attend the Meeting, you may vote by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Management Proxy Circular for more information. We also encourage you to visit our website at any time before the Meeting as it provides important information about the Company.
We also invite you to review the Letter from the President and CEO in our 2024 Integrated Report, which outlines our strong performance in 2024.
Finally, we would like to extend our gratitude to directors Mr. Harry Goldgut and Ms. Sarah Slusser, who have announced their decision to not stand for re-election at the Meeting. Each have been valuable contributors to our Board since 2019 in the case of Mr. Goldgut, and since 2021 in the case of Ms. Slusser. We thank them for their commitment and insights during their respective tenures with the Board.

2025 Management Proxy Circular	1

We look forward to your participation at the Meeting.
Sincerely,

John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer

2	TransAlta Corporation

Forward-looking Statements
This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward- looking statements”).
Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.
In particular, this Proxy Circular contains forward-looking statements about the following, among other things:
•the business and procedure of the Meeting, the composition of our Board of Directors (the "Board") following the Meeting;
•the strategic objectives of the Company and that the execution of the Company’s strategy will realize value for Shareholders;
•our sustainability goals and targets, including those in our 2024 Sustainability Report;
•optimizing and diversifying our existing assets;
•our executive compensation philosophy and practices, including the mix of short- and long-term incentives;
•the Company’s governance policies; the Company’s internal talent pipeline; and the Company’s pension plans.
The forward-looking statements contained in this Proxy Circular are based on many assumptions including, but not limited to, the following:
•no significant changes to applicable laws and regulations;
•no unexpected delays in obtaining required regulatory approvals;
•no material adverse impacts to investment and credit markets;
•no significant changes to power price and hedging assumptions;
•no significant changes to gas commodity price assumptions and transport costs;
•no significant changes to interest rates;
•no significant changes to the demand and growth of renewables generation;
•no significant changes to the integrity and reliability of our assets;
•no significant changes to the Company's debt and credit ratings;
•no unforeseen changes to economic and market conditions;
•no significant event occurring outside the ordinary course of business.
These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted by such assumptions.
Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to:
•fluctuations in power prices;
•changes in supply and demand for electricity;
•our ability to contract our electricity generation for prices that will provide expected returns;
•our ability to replace contracts as they expire;
•risks associated with development projects and acquisitions;
•any difficulty raising needed capital in the future on reasonable terms or at all;
•our ability to achieve our targets relating to ESG;
•long-term commitments on gas transportation capacity that may not be fully utilized over time;
•changes to the legislative, regulatory and political environments;
•environmental requirements and changes in, or liabilities under, these requirements;
•operational risks involving our facilities, including unplanned outages and equipment failure;

2025 Management Proxy Circular	3

•disruptions in the transmission and distribution of electricity;
•reductions in production;
•impairments and/or writedowns of assets;
•adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats;
•commodity risk management and energy trading risks;
•reduced labour availability and ability to continue to staff our operations and facilities;
•disruptions to our supply chains;
•climate change-related risks;
•reductions to our generating units' relative efficiency or capacity factors;
•general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation;
•general domestic and international economic and political developments, including potential trade tariffs;
•industry risk and competition;
•counterparty credit risks;
•inadequacy or unavailability of insurance coverage;
•increases in the Company's income taxes and any risk of reassessments;
•legal, regulatory and contractual disputes and proceedings involving the Company;
•reliance on key personnel; and
•labour relations matters.
The foregoing risk factors, among others, are described in further detail under the heading "Governance and Risk Management" in our Management's Discussion and Analysis for the year ended Dec. 31, 2024 (MD&A).
Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof, and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot provide assurance that projected results or events will be achieved.
Non-IFRS Measures
The Company evaluates its performance and the performance of its business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including earnings before interest, tax, depreciation and amortization (EBITDA) and free cash flow (FCF), are not standard measures defined under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. Certain additional disclosures and reconciliations for these non-IFRS financial measures have been incorporated by reference and can be found beginning on page M64 under the “Additional IFRS Measures and Non-IFRS Measures” section of our MD&A filed with Canadian securities regulators on www.sedarplus.ca and the U.S. Securities and Exchange Commission on www.sec.gov.

4	TransAlta Corporation

Notice of Annual and Special Meeting of Shareholders

When: April 24, 2025 11:30 a.m. (Mountain Time)	Where: Virtual-only meeting format https://meetings.lumiconnect.com/ 400-164-661-424

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of TransAlta Corporation ("TransAlta") will be held on April 24, 2025, at 11:30 a.m. (Mountain Time) in a virtual-only meeting format via live audio webcast at https://meetings.lumiconnect.com/ 400-164-661-424 to:
1.Elect each of the 11 director nominees of the Company for the ensuing year (see “Business of the Meeting – Election of Directors” in the accompanying Management Proxy Circular);
2.Receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2024, and the auditor’s report thereon (see “Business of the Meeting – Financial Statements” in the accompanying Management Proxy Circular);
3.Reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting – Reappointment of Auditors” in the accompanying Management Proxy Circular);
4.Consider a non-binding advisory resolution to accept the Company’s approach to executive compensation (see “Business of the Meeting – Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);
5.Consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 47 of the accompanying Management Proxy Circular, confirming and approving the continuation of the Amended and Restated Shareholder Rights Plan (see "Business of the Meeting — Renewal of Shareholder
Rights Plan" in the accompanying Management Proxy Circular); and
6.Transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.
The Management Proxy Circular of the Company dated March 7, 2025, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. We are providing access to our Management Proxy Circular and 2024 Integrated Report via the internet using notice-and-access procedures. These materials will be available at https://odysseytrust.com/client/transalta. You should carefully review all information contained in the Management Proxy Circular before voting.
This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Management Proxy Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests; however, guests will not be able to ask questions or vote at the Meeting.

2025 Management Proxy Circular	5

The Board of Directors unanimously recommends that you vote FOR all of the TransAlta director nominees and the other items of business at the Meeting.
March 7, 2025
By order of the Board of Directors of TransAlta Corporation

Jon Ozirny
Vice President, Legal and Corporate Secretary
Calgary, Alberta

6	TransAlta Corporation

Only Shareholders of record at the close of business on March 7, 2025, the record date set for the Meeting, are entitled to receive notice of, attend, ask questions at and vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 702 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, for receipt before 11:30 a.m. (Mountain Time) on April 22, 2025, or, in the case of adjournment or postponement of the
Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in our Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for asking questions and voting.
Important Notice Regarding Proxy Materials and
Notice-and-Access Procedures
The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Data Analysis and Retrieval (SEDAR+) and online at https://odysseytrust.com/client/transalta, rather than mailing paper copies to registered and beneficial Shareholders.
Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.
The Meeting materials will be available at https://odysseytrust.com/client/transalta and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 25, 2025. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use and also reduces the Company’s printing and mailing costs.

It also helps expedite the receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting. If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Odyssey Trust Company (Odyssey), at 1-888-290-1175.
Beneficial Shareholders may request a paper copy by going online to www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on their voting instruction form and following the instructions provided.
Requests for paper copies should be made as soon as possible but must be received no later than April 4, 2025, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline.
Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 702 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, so that it is received no later than 11:30 a.m. (Mountain Time) on April 22, 2025, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

2025 Management Proxy Circular	7

General Information
This Management Proxy Circular (“Proxy Circular”) is dated March 7, 2025, and is provided to Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 11:30 a.m. (Mountain Time) on April 24, 2025, or any adjournment or postponement thereof.
This Proxy Circular was provided to you because at the close of business on March 7, 2025, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting, ask questions, and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.
Solicitation of proxies will be primarily by mail, but may also be undertaken by telephone, by email, in person, over the internet, by oral communication or by other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation.

All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company. TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.
You will find additional information regarding our business in the Company's annual information form dated as of Feb. 19, 2025 (AIF), as well as our audited consolidated financial statements and accompanying MD&A. Copies of these documents and our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.
Unless stated otherwise, all dollar amounts are expressed in Canadian dollars.

8	TransAlta Corporation

About Our Shareholder Meeting
Who Can Vote at the Meeting
If you held common shares at the close of business on March 7, 2025 (the “Record Date”), you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share entitles you to one vote.
At the close of business on March 7, 2025, there were 297,900,304 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (TSX) and under the symbol “TAC” on the New York Stock Exchange (NYSE). As of the close of business on March 7, 2025, we also had 9,629,913 Series A preferred shares, 2,370,087 Series B preferred shares, 9,955,701 Series C preferred shares, 1,044,299 Series D preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, D, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.G, TA.PR.H and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, attend or vote at the Meeting.
Principal Shareholders
To the knowledge of our directors and officers, there are no persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10 per cent or more of the issued and outstanding common shares.

2024 Management Proxy Circular	9

Mailing and Availability of Proxy Circular and 2024 Integrated Report
The Company has elected to use Notice-and-Access for distribution of the Meeting materials and the Company’s 2024 Integrated Report, consisting of the audited consolidated financial statements for the fiscal year ended Dec. 31, 2024, together with the auditor’s report therein and related MD&A, to both registered and beneficial Shareholders (collectively the “2024 Integrated Report”). Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR+ and online at https://odysseytrust.com/client/transalta, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and 2024 Integrated Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials and 2024 Integrated Report electronically.
The Meeting materials will be available at https://odysseytrust.com/client/transalta and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 25, 2025. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use, and also reduces the Company’s printing and mailing costs. It also expedites receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting.
If you would prefer to receive a paper copy of the Meeting materials or 2024 Integrated Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Odyssey, at 1-888-290-1175. Requests for paper copies should be made as soon as possible but must be received no later than April 4, 2025, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.
Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 702 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, so that it is received no later than 11:30 a.m. (Mountain Time) on April 22, 2025, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.
If you are a registered Shareholder and you (i) do not wish to receive our annual integrated report next year; or (ii) wish to receive interim reports, please fill out and return the form for registered Shareholders included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you will be asked again this year whether you wish to receive these documents for 2025. If you would like to receive these documents, please fill out and return the form for beneficial Shareholders included in the Meeting materials.
You will find additional information regarding our business in our AIF for the fiscal year ended Dec. 31, 2024, and our financial information is provided in our audited consolidated financial statements and accompanying MD&A for the fiscal year ended Dec. 31, 2024. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The meeting materials will also be available on the Company's website at https://transalta.com/investor-centre/reports-and-filings on or about March 25, 2025.

10	TransAlta Corporation

Communicating with the Board
Our Board values open dialogue and welcomes advice from our Shareholders. Our Board has adopted a Shareholder Engagement Policy that is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 88 under “Governance – Shareholder Engagement”. At the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and Chief Executive Officer. In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.
Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by email as follows by marking it “Confidential – Board – Shareholder Engagement”:
Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1
or:
corporate_secretary@transalta.com
Reporting Concerns
The Board, through the oversight of the Audit, Finance and Risk Committee (AFRC) and Human Resources Committee (HRC), has established several options for employees, contractors, Shareholders, suppliers and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC or HRC, as applicable, may be contacted by:
+Web page (internet portal) at www.transalta.com/ethics-helpline; or
+A confidential, anonymous voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (Canada/United States) and 1-800-40-5308 (Australia); or
+Mail addressed to:
+

Internal Audit TransAlta Corporation Suite 1400, 1100 1 St SE Calgary, Alberta T2G 1B1	or	Chair of the AFRC/HRC Subject Matter “004” TransAlta Corporation Suite 1400, 1100 1 St SE Calgary, Alberta T2G 1B1
+Further details about our Whistleblower Policy are discussed beginning on page 52 under “Governance – Our Ethical Commitment – Whistleblower Procedures”.

2025 Management Proxy Circular	11

Shareholder Proposals
The Canada Business Corporations Act (CBCA) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. A proposal may be submitted by Shareholders to the Company for inclusion in the Proxy Circular in connection with the 2026 annual meeting of Shareholders during the period of Nov. 25, 2025, to Jan. 24, 2026. Please refer to the CBCA and the regulations for details about how to submit a proposal and eligibility criteria for a proposal. All proposals must be sent by registered mail to:

TransAlta Corporation
Attention: Corporate Secretary
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1

We have not received any shareholder proposals for consideration at the Meeting.

How to Vote

Voting Method	Vote at the Meeting	Vote by Mail	Vote by Internet
Registered Shareholders If your shares are registered in your own name.	Online ballot will be available at the Meeting.	Complete, date and sign the proxy in accordance with the instructions included on the proxy, and return the completed proxy in the envelope provided.
Access the website https://vote.odysseytrust.com and follow the instructions; refer to the proxy sent to you for the 15 digit control number, located on the back in the lower left corner of the proxy, and convey your voting instructions electronically over the internet.

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Must preregister as proxyholder before the Meeting. See further information below.	Follow the instructions on the Voting Instruction Form provided by your intermediary.	Follow the instructions for internet voting on the Voting Instruction Form provided by your intermediary.

12	TransAlta Corporation

Voting at the Meeting
Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Odyssey, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.
If you are a registered Shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third-party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must also register their proxyholders by emailing appointee@odysseytrust.com. Please provide the name of the appointee, their email contact information and the amount of the appointment shares.
If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and following all of the applicable instructions, within the prescribed deadline, provided by your intermediary and then registering yourself as proxyholder by emailing appointee@odysseytrust.com. Please provide the name of the appointee, their email contact information, the amount of the appointment shares and the intermediary that the shares are held with. After you register, Odyssey will provide you with a control number via email. If your voting instruction form does not provide a space for you to insert the name of your proxyholder, you may need to obtain a legal proxy and submit and deliver it to the Company or its registrar and transfer agent, Odyssey, before the proxy deadline.
In all cases, all proxies must be received and all proxyholders must be registered before 11:30 a.m. (Mountain Time) on April 22, 2025, or, in the case of an adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.
The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://meetings.lumiconnect.com/ 400-164-661-424. We recommend that you log in at least 15 minutes before the Meeting begins.
+Click “Login” and then enter your control number (see below) and password “transalta2025” (case sensitive); OR
+Click “Guest” and then complete the online form.
If you are a registered Shareholder, you can log into the Meeting online using the control number located on the form of proxy or in the email notification that you received and the password “transalta2025” (case sensitive). If you duly appoint and register a third-party proxyholder, Odyssey will provide such proxyholder with a control number by email after the proxy voting deadline has passed. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen in as a guest.

2025 Management Proxy Circular	13

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Microsoft Edge and Safari. If you are having technical difficulties in joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with inquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Odyssey, at 1-888-290-1175. If you continue to experience issues after following the advice given, please contact support@lumiglobal.com or “raise a ticket”. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, Control Number, Issue.
If you attend the Meeting online, it is important that you remain connected to the internet at all times during the
Meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the required procedure. If you have questions regarding your ability to participate in or vote at the Meeting, please contact Odyssey at 1-888-290-1175.
If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.
Asking Questions at the Meeting
We will hold a live question and answer session to answer any question submitted during the Meeting. The following attendees will be able to submit questions:
+registered Shareholders;
+non-registered or beneficial Shareholders who have appointed themselves proxyholder as outlined in the Proxy Circular, and
+other duly appointed proxyholders.
Guests will not be able to submit questions during the Meeting.

To ask a question, please type your question into the chat function. Additional instructions on how to ask questions will be explained during the Meeting.
We encourage you to submit your questions in advance of the Meeting to Investor Relations by emailing investor_relations@transalta.com.
We are committed to transparent communication at our Meeting. Questions asked related to the business of the Meeting will be answered in the order received for each item of business.

14	TransAlta Corporation

Appointing a Proxyholder
Use the form of proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Questions? Contact our registrar and transfer agent, Odyssey Trust Company, at 1-888-290-1175
Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or one of the TransAlta representatives named in the proxy. To appoint somebody else as your proxyholder, insert the name of the person you wish to act as your proxyholder in the blank space provided and follow the instructions set out above to register your proxyholder by emailing appointee@odysseytrust.com. Please provide the name of the appointee, along with their email contact information and the amount of the appointment shares. Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

If you returned your signed proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote for or against, as applicable, your shares at the Meeting in accordance with your instructions.
If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:
+FOR electing each of TransAlta’s 11 nominated directors;
+FOR reappointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;
+FOR the non-binding advisory vote on our approach to executive compensation; and
+FOR the ordinary resolution approving the continuation of the Company's Amended and Restated Shareholder Rights Plan.
On any ballot that may be called for, the common shares represented by proxies in favour of management’s proxyholders named in the proxy or voting instruction form will be voted for, or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

2025 Management Proxy Circular	15

Changing Your Vote
You can change a vote you made by proxy provided such change is received before 11:30 a.m. (Mountain Time) on April 22, 2025, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:
+submitting a new proxy that is dated later than the proxy previously submitted and mailing it to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 702 - 67 Yonge Street, Toronto, Ontario M5E 1J8;
+voting again by telephone or the internet; or
+any other means permitted by applicable law.

You can revoke a vote you made by proxy by submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Odyssey Trust Company, Attention: Proxy Department, Trader's Bank Building, 702 - 67 Yonge Street, Toronto, Ontario, M5E 1J8. Your notice of revocation must be received before 11:30 a.m. (Mountain Time) on April 22, 2025, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. If a registered Shareholder votes during the Meeting, that will revoke any proxy they have given.
Additional Information for Beneficial Shareholders
You are a beneficial Shareholder if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to beneficial Shareholders. The Company will pay for an Intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial Shareholders.
If you are a beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should carefully follow the instructions provided in the voting instruction form by using one of the methods described to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy; however, it can only instruct the registered Shareholder how to vote your shares.

16	TransAlta Corporation

As the Beneficial Shareholder, You May:
Option 1. Vote through your Intermediary
If you wish to vote through your Intermediary, follow the instructions on the voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.
Option 2. Vote at the meeting or by proxy
We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your name in the space provided on the proxy or voting instruction form provided by your Intermediary and following the instructions under “How to Vote – Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting. Return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form and following the instructions under “How to Vote – Voting at the Meeting” above to register that person as your proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting.
Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.
Please note that if you are a US beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Odyssey, before the proxy deposit date in order to vote your shares.
Option 3. Vote by telephone or the internet
If you wish to vote by telephone or the internet, follow the instructions for telephone or internet voting on the proxy or voting instruction form provided by your Intermediary.
TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

2025 Management Proxy Circular	17

Changing Your Vote
If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.
Deadline for Voting
Whether beneficial Shareholders vote by mail, telephone or the internet, your voting instructions or legal proxy must be received by our transfer agent, Odyssey, or the Company or its agents, by no later than 11:30 a.m. (Mountain Time) on April 22, 2025, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Odyssey, or the Company or its agents, before the proxy voting deadline. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting, without notice. We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

18	TransAlta Corporation

Business of the Meeting
There are six items of business to be considered at the Meeting, with items 1, 3, 4 and 5 noted below requiring a vote:

Page	Items of Business	Recommendation
19	1. Election of Directors	✓	FOR
39	2. Financial Statements		—
39	3. Reappointment of Auditors	✓	FOR
41	4. Advisory Vote on Executive Compensation	✓	FOR
42	5. Renewal of Shareholder Rights Plan	✓	FOR
48	6. Other Business		—

Item of Business 1:    Election of Directors
TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required.
The Board has determined that between nine and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.
Nominees
Each of the director nominees has indicated their willingness to serve as a director. Each of the proposed nominees, with the exception of John H. Kousinioris, President and Chief Executive Officer, is “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.
If elected, each director will serve until the next annual meeting of Shareholders or until their successor is elected or appointed. Our directors are elected annually, individually and by majority vote. Our majority voting policy is described under “Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have the skills and experience necessary to ensure our business and strategies can be executed upon and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making.
A skills and expertise matrix outlining the combined skills and expertise of our director nominees is included below under “Skills Matrix” on page 36 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, taking into consideration our skills matrix and our Board and Workforce Diversity Policy, which is described under “Governance – Board Characteristics – Diversity” on page 60 of this Proxy Circular.

2024 Management Proxy Circular	19

The directors being nominated for election at the Meeting in 2025 are:
+Brian Baker
+John P. Dielwart
+Alan J. Fohrer
+Laura W. Folse
+John H. Kousinioris
+Candace J. MacGibbon
+Thomas M. O’Flynn
+Bryan D. Pinney

+James Reid
+Manjit K. Sharma
+Sandra R. Sharman

✓
Vote FOR the TransAlta director nominees on the proxy today. The Board recommends a vote FOR all 11 director nominees. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR each of the 11 director nominees listed above.

The biographies of our nominees for election to the Board are provided in the following section.

20	TransAlta Corporation

Relevant Skills and Qualifications
+Operating Partner in Brookfield Asset Management's Infrastructure Group, working primarily with Brookfield's Midstream operating companies to set strategic direction, manage risk and support growth initiatives.
+Since joining Brookfield in 2007, has held several senior roles across Brookfield's Infrastructure Group, including heading investment activities in Europe and North America for over a decade where he oversaw acquisitions in the Data Infrastructure, Transportation, Utilities and Midstream sectors.
+One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors”.
+Currently serves as Chair of the Board of Inter Pipeline Ltd., as well as serving in director roles for Rockpoint Gas Storage and NorthRiver Midstream Inc., all three of which are energy infrastructure companies located in western Canada.
+Bachelor of Commerce degree from the University of Calgary, with Distinction.
+Chartered Professional Accountant.
Mr. Baker brings to the Company and the Board extensive experience in strategic direction, risk management and growth. His background in infrastructure provides important insight to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Baker’s election to the Board.

Brian Baker(1)
Operating Partner, Infrastructure,
Brookfield Asset Management Inc.
Profile:
+Age: 54
+Residency: Alberta, Canada
+Director Since: Nominee
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+International Business
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: N/A	Votes Against: N/A

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	N/A	N/A	N/A

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	N/A	N/A	N/A	N/A	N/A(6)

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	None
Public Board Interlocks:	None

2025 Management Proxy Circular	21

Relevant Skills and Qualifications
+Chair of the Board.
+Former Chief Executive Officer of ARC Resources Ltd., overseeing the growth of ARC Resources Ltd. from a startup in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement.
+Former Vice-Chair and current Partner in ARC Financial Corp. ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart remained as Partner and a member of ARC Financial’s Investment Committee after his resignation from the Board of Directors of ARC Financial in 2020 and is currently representing ARC Financial on the Board of Directors of Aspenleaf Energy Limited.
+Former Chair of the Board of Governors of the Canadian Association of Petroleum Producers.
+Bachelor of Science with distinction (civil engineering) from the University of Calgary and a member of the Association of Professional Engineers and Geoscientists of Alberta.
The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

John P. Dielwart(1)
Corporate Director
Profile:
+Age: 72
+Residency: Alberta, Canada
+Director Since: 2014
+Independent
Top Four Relevant Competencies:
+Engineering and Technical
+ESG/Sustainability/Climate Change
+HR/Executive Compensation
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,971,087 (99.50%)	Votes Against: 952,208 (0.50%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors (Chair of the Board)	6 of 6	100.0%	$331,500

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	60,109	164,005	224,114	$4,249,201	Meets
2023	49,988	146,163	196,151	$2,122,354
2022	40,279	129,756	170,035	$2,137,340

Other Public Board Directorships and Committee Memberships
Company:	Veren Inc.
Committee:	Reserves; Environmental, Health and Safety (Chair)
Public Board Interlocks:	None

22	TransAlta Corporation

Relevant Skills and Qualifications
+Former Chair and Chief Executive Officer of Southern California Edison Company, a subsidiary of Edison International (“Edison”), one of the largest electric utilities in the United States.
+Former President and Chief Executive Officer of Edison Mission Energy, a former subsidiary of Edison that owned and operated independent power facilities and restructured a number of international projects, which enhanced the value of the assets sold in subsequent years during his tenure at Edison Mission Energy.
+Former Vice-President, Senior Vice-President, Executive Vice-President and Chief Financial Officer of both Edison and Southern California Edison from 1991 to 2000, and retired in 2010 after 37 years with Edison.
+Independent member of the Board of Directors of TXNM Energy, Inc. (previously PNM Resources, Inc.), a publicly traded energy holding company.
+A member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and on the Board of the California Science Center Foundation.
+Former director of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc., Blue Shield of California and Synagro.
+Master of Science in civil engineering from the University of Southern California, Los Angeles and Master of Business Administration from California State University in Los Angeles.
Mr. Fohrer brings to the Company and the Board experience in accounting, finance, dam safety and the power industry from both a regulated and unregulated market perspective. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Alan J. Fohrer
Corporate Director
Profile:
+Age: 74
+Residency: California, United States
+Director Since: 2013
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+Engineering and Technical
+International Business

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,736,517 (99.37%)	Votes Against: 1,186,602 (0.63%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	$221,000
Audit, Finance and Risk Committee	9 of 9
Governance, Safety and Sustainability Committee	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	6,398	152,114	158,512	$3,005,388	Meets
2023	6,398	140,347	146,745	$1,587,781
2022	6,398	129,677	136,075	$1,710,463

Other Public Board Directorships and Committee Memberships
Company:	TXNM Energy, Inc.
Committee:	Audit and Ethics (Chair); Nominating and Governance
Public Board Interlocks:	None

2025 Management Proxy Circular	23

Relevant Skills and Qualifications
+Former Chief Executive Officer of BP Wind Energy North America Inc., leading a business with over 500 employees and contractors that included 14 wind energy generation plants across eight states with an operating capacity of over 2.5 gigawatts.
+Former Executive Vice President, Science, Technology, Environment and Regulatory Affairs at BP p.l.c., leading the operational, scientific and technological programs within the multibillion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana.
+Led the cleanup project team at BP consisting of over 45,000 people working across the US Gulf and Mexico, and successfully negotiated with federal, state and local government officials to implement and conclude the offshore and onshore cleanup efforts.
+Held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.
+Former Board member for the Auburn University College of Arts and Sciences.
+Independent member of the Board of Directors of Pacolet Milliken, a private investment company operating in real estate and power and infrastructure.
+Former member of the American Wind Energy Association from 2016 to 2019.
+Master of Management in business from Stanford University, Master of Science in geology from the University of Alabama and Bachelor of Science in geology from Auburn University.
Ms. Folse brings to the Company and the Board experience in corporate risk management, large-scale crisis management, leveraging data analysis, leading large and complex organizations, and driving cultural change while realizing improvements in safety, operational and financial performance. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s re-election to the Board.

Laura W. Folse
Corporate Director
Profile:
+Age: 66
+Residency: Texas, United States
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Electric Energy/Utility
+Engineering and Technical
+Risk Management
+Technology/Telecommunications/Cybersecurity

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,808,261 (99.41%)	Votes Against: 1,116,958 (0.59%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	$224,500
Governance, Safety and Sustainability Committee	4 of 4
Investment Performance Committee (Chair)	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	—	30,374	30,374	$575,891	On Track
2023	—	21,306	21,306	$230,531
2022	—	12,805	12,805	$160,959

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

24	TransAlta Corporation

Relevant Skills and Qualifications
+President and Chief Executive Officer of the Company.
+Former Chief Operating Officer of the Company, overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization.
+Former Chief Growth Officer and Chief Legal and Compliance Officer of the Company.
+Former President of TransAlta Renewables Inc. until Feb. 5, 2021.
+Former partner and co-head of the corporate commercial department at Bennett Jones LLP with 30 years of experience in securities law, mergers and acquisitions and corporate governance matters.
+Chair of the Board of Governors of Bow Valley College and a member of the Board of Directors of the Calgary Stampede Foundation.
+Bachelor of Arts degree in honours business administration from the University of Western Ontario, Master of Business Administration degree from York University, Bachelor of Laws degree from Osgoode Hall Law School at York University, and completion of the Advanced Management Program at Harvard University.
As President and Chief Executive Officer of the Company, Mr. Kousinioris is responsible for the overall stewardship of the Company, including providing strategic leadership. Mr. Kousinioris has demonstrated outstanding vision and leadership with an unwavering commitment to the Company’s long-term success. Accordingly, the Board recommends that Shareholders vote FOR Mr. Kousinioris’ re-election to the Board.

John H. Kousinioris(1)
President and Chief Executive Officer of the Company
Profile:
+Age: 60
+Residency: Alberta, Canada
+Director Since: 2021
+Non-Independent
Top Four Relevant Competencies:
+Electric Energy/Utility
+ESG/Sustainability/Climate Change
+Legal and Regulatory
+M&A/Organizational Change

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,992,591 (99.51%)	Votes Against: 930,548 (0.49%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	N/A

Securities Held as at December 31 of Respective Year
Year	Common Shares	Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	510,130	210,793(7)	720,923	$13,668,700	Meets(8)
2023	387,570	174,688(7)	562,258	$6,083,632
2022	291,088	138,451(7)	429,539	$5,399,305

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2025 Management Proxy Circular	25

Relevant Skills and Qualifications
+Former Chief Executive Officer and Director of INV Metals Inc., a TSX-listed mining company, from 2015 to 2021, where she was responsible for determining and implementing corporate strategy.
+Former President and Chief Financial Officer of INV Metals Inc. from 2008 to 2015, in which role she was responsible for financial and regulatory reporting and for the company’s treasury, financial strength and investment policy.
+Previously held roles within global mining institutional equity sales with RBC Capital Markets and in base metals research as an equity research associate with BMO Capital Markets.
+Former manager at Deloitte LLP and cost analyst with Inco Limited.
+Board member of Osisko Gold Royalties and member of Osisko Gold Royalties Audit and Human Resources committees.
+President-elect of the Canadian Institute of Mining, Petroleum and Metallurgy.
+Chartered Professional Accountant with over 25 years’ experience in the mining sector and capital markets.
+Bachelor of Arts in economics from the University of Western Ontario and a Diploma in Accounting from Sir Wilfred Laurier University, and holds the ICD.D Directors designation.
Ms. MacGibbon was nominated as a director because of her financial expertise and ability to serve on the Audit, Finance and Risk Committee. She brings to the Board attributes and skills focused on leadership, collaboration and integrity as demonstrated through her prior successful senior leadership roles, including as a chief executive officer and a chief financial officer of INV Metals Inc. She also brings a focus on delivering results, which is complemented by her expertise in strategy, risk management, finance and accounting. Accordingly, the Board recommends that Shareholders vote FOR Ms. MacGibbon’s election to the Board.

Candace J. MacGibbon(1)
Corporate Director
Profile:
+Age: 50
+Residency: Ontario, Canada
+Director Since: 2023
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+International Business
+M&A/Organizational Change
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,620,471 (99.31%)	Votes Against: 1,304,768 (0.69%)

Board/Committee Membership(9)	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	5 of 6	95.2%	$201,000
Audit, Finance and Risk Committee	9 of 9
Governance, Safety and Sustainability Committee	2 of 2
Human Resources Committee	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	5,383	28,489	33,872	$642,213	Meets
2023	—	11,068	11,068	$119,756
2022	—	—	—	N/A

Other Public Board Directorships and Committee Memberships
Company:	Osisko Gold Royalties Ltd.
Committees:	Audit and Risks; Human Resources
Public Board Interlocks:	None

26	TransAlta Corporation

Relevant Skills and Qualifications
+Former CEO and Chief Investment Officer, AES Infrastructure Advisors.
+Former Executive Vice President and CFO, Head of US Renewables at AES Corporation, being responsible for all aspects of global finance and M&A teams across six global regions, helping to lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets during his tenure, and being a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint. Directly managed AES’s US renewables business. AES’s total shareholder return increased 54 per cent during his tenure and its credit rating improved significantly.
+Lead Operating Director of Dimension Renewable Energy, a community solar company.
+Operating Director of Exus Management Partners, a renewables management and development company.
+Director of Nexus Water Group, a water utility company.
+Former Senior Advisor with Energy Impact Partners, a private energy technology fund investing in high-growth companies in the energy, utility and transportation industries.
+Former CFO of Powin Energy, a battery energy storage company in which Energy Impact Partners is a significant investor.
+Former Senior Advisor, Power and Utility Sector at the Blackstone Group Inc. and former chief operating officer and CFO of Transmission Developers Inc., a Blackstone-controlled entity that develops innovative power transmission projects in an environmentally responsible manner.
+Former Executive Vice President and CFO at Public Service Enterprise Group Inc. and former Head of North American Power at Morgan Stanley.
+Bachelor of Arts in economics from Northwestern University and Master of Business Administration in finance from the University of Chicago.
+Former adjunct professor at Northwestern University for a master’s program at the Institute for Sustainability and Energy.
Mr. O’Flynn has demonstrated an ability to realize shareholder value through his significant senior executive experience at large electricity companies. He has led successful organizational transformations, including by focusing on acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s re-election to the Board.

Thomas M. O'Flynn
Corporate Director
Profile:
+Age: 65
+Residency: New Jersey, United States
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Electric Energy/Utility
+M&A/Organizational Change
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 182,108,667 (96.39%)	Votes Against: 6,814,452 (3.61%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	$216,602
Audit, Finance and Risk Committee (Chair)	9 of 9
Investment Performance Committee	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	5,171	30,374	35,545	$673,933	Meets
2023	5,171	21,306	26,477	$286,481
2022	5,171	12,805	17,976	$225,958

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2025 Management Proxy Circular	27

Relevant Skills and Qualifications
+Over 30 years of experience with serving many of Canada’s largest corporations, primarily in energy, resources and construction.
+Former Vice-Chair of Deloitte LLP until June 2015, and past member of Deloitte LLP’s Board of Directors and Chair of the Finance and Audit Committee. National Managing Partner of Audit & Assurance of Deloitte LLP from 2007 to 2011. Former Calgary Managing Partner of Deloitte LLP from 2002 through 2007.
+Former partner at Andersen LLP, and Calgary Managing Partner from 1991 through May 2002.
+Lead director for North American Construction Group Ltd. (NYSE, TSX).
+Director of SNDL Inc. (NASDAQ).
+Former Chair of Board of Governors of Mount Royal University and previously served on a number of non-profit boards.
+Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in business administration, and holds the ICD.D designation granted by the Institute of Corporate Directors.
Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Bryan D. Pinney(1)
Corporate Director
Profile:
+Age: 72
+Residency: Alberta, Canada
+Director Since: 2018
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+HR/Compensation
+M&A/Organizational Change
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 188,013,643 (99.52%)	Votes Against: 909,632 (0.48%)

Board/Committee Membership(10)	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	5 of 6	94.7%	$221,500
Audit, Finance and Risk Committee	9 of 9
Governance, Safety and Sustainability Committee (Chair)	2 of 2
Human Resources Committee	2 of 2

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	46,049	89,885	135,934	$2,577,309	Meets
2023	33,108	87,904	121,012	$1,309,350
2022	25,673	78,190	103,863	$1,305,558

Other Public Board Directorships and Committee Memberships
Company:	North American Construction Group Ltd.
Committee:	Audit (Chair); Governance and Sustainability; Human Resources and Compensation
Company:	SNDL Inc.
Committee:	Audit (Chair); Compensation
Public Board Interlocks:	None

28	TransAlta Corporation

Relevant Skills and Qualifications
+Former Managing Partner of Brookfield Asset Management Inc., leading Brookfield’s Private Equity Group located in Calgary, Alberta, being responsible for originating, evaluating and structuring investments and financings in the energy sector, and overseeing operations in the Brookfield private equity energy segment.
+Prior to moving into the private equity group, served as Chief Investment Officer, Energy for Brookfield’s Infrastructure Group.
+Established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.
+One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors” below.
+Chartered Professional Accountant designation and a Bachelor of Arts in commerce from the University of Toronto.
Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change. His wealth of knowledge in the energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s re-election to the Board.

James Reid(1)
Corporate Director
Profile:
+Age: 59
+Residency: Alberta, Canada
+Director Since: 2021
+Independent
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+International     Business
+M&A/Organizational Change
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 188,104,667 (99.57%)	Votes Against: 818,628 (0.43%)

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2024(5)
Board of Directors	6 of 6	100.0%	$195,000
Investment Performance Committee	4 of 4

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	48,825(5)	—	48,825	$925,722	Meets(6)
2023	31,753(5)	—	31,753	$343,567
2022	15,164(5)	—	15,164	$190,611

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2025 Management Proxy Circular	29

Relevant Skills and Qualifications
+Over 30 years of experience that spans a variety of industries (power generation, oil and gas, financial services, manufacturing, engineering services and others),
+2020 to 2021, Chief Financial Officer of WSP Canada Inc., responsible for leading the finance, real estate, procurement, tax and shared services functions on an interim contract.
+Chief Financial Officer of GE Canada from 2016 to 2019.
+From 1999 to 2016, held various senior positions with GE Canada, with responsibilities that spanned business strategy development and execution, business product and services development, mergers and acquisitions, risk, governance, finance and tax oversight, key components of human resources strategy (including compensation, union negotiations, pension and benefits), and diversity and inclusion.
+Current board member of Vermilion Energy Inc., Finning International Inc. and Export Development Canada.
+Bachelor of Commerce degree (honours) from the University of Toronto, Fellow Chartered Accountant, and holds the ICD.D Directors designation and the GCB.D Global Competent Boards designation.
Ms. Sharma is nominated as a director because of her financial expertise and ability to serve on the Audit, Finance and Risk Committee. Ms. Sharma’s diverse board, executive, finance and leadership experiences within different industries and business make her an important addition to the Board. The Board recommends that Shareholders vote FOR Ms. Sharma’s election to the Board.

Manjit K. Sharma(1)
Corporate Director
Profile:
+Age: 59
+Residency: Ontario, Canada
+Director Since: 2023
+Independent
+Visible Minority
Top Four Relevant Competencies:
+Accounting, Finance and Tax
+Risk Management
+M&A/Organizational Change
+HR/Executive Compensation

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 187,918,417 (99.47%)	Votes Against: 1,004,824 (0.53%)

Board/Committee Membership(10)	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	$201,000
Audit, Finance and Risk Committee	9 of 9
Human Resources Committee	6 of 6

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	—	25,641	25,641	$486,153	On Track
2023	—	8,272	8,272	$89,503
2022	—	—	—	N/A

Other Public Board Directorships and Committee Memberships
Company:	Finning International Inc.
Committee:	Audit; Governance and Risk
Company:	Vermilion Energy Inc.
Committee:	Audit (Chair); Governance and Human Resources
Public Board Interlocks:	None

30	TransAlta Corporation

Relevant Skills and Qualifications
+Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (CIBC) (chartered bank), leading the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.
+Responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank, with key areas of accountabilities including workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, which includes the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.
+A proven business leader with over 30 years of human resources and financial services experience in both Canada and the US, playing a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.
+Assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017, with a portfolio that encompasses purpose, brand, marketing and corporate real estate.
+Master of Business Administration degree from Dalhousie University.
Ms. Sharman’s executive experience, diversity- and inclusion-related competencies and leadership accomplishments within an international and complex business make her an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Sandra R. Sharman(1)
Senior Executive Vice President and Group Head, People, Culture and Brand, CIBC
Profile:
+Age: 62
+Residency: Ontario, Canada
+Director Since: 2020
+Independent(11)
Top Four Relevant Competencies:
+HR/Executive Compensation
+Legal and Regulatory
+M&A/Organizational Change
+Risk Management

Prior Year’s Voting Results: Voting Results of 2024 Annual Meeting of Shareholders
Votes For: 186,504,893 (98.72%)	Votes Against: 2,420,326 (1.28%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2024
Board of Directors	6 of 6	100.0%	$224,500
Governance, Safety and Sustainability Committee	4 of 4
Human Resources Committee (Chair)	6 of 6

Securities Held as at December 31 of Respective Year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2024	—	75,639	75,639	$1,434,115	Meets
2023	—	57,172	57,172	$618,601
2022	—	39,905	39,905	$501,606

Other Public Board Directorships and Committee Memberships
Company:	None
Committee:	N/A
Public Board Interlocks:	None

2025 Management Proxy Circular	31

(1)Canadian resident.
(2)The 2022 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2022, of $12.57, the 2023 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2023, of $10.82, and the 2024 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2024, of $18.96. The 20-day average closing price is prescribed in our Director Share Ownership Requirements as the price to be used for determining if share ownership requirements have been met. Market value may not reflect the product of common shares and deferred share units by share price due to rounding.
(3)As of Dec. 31, 2024, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($585,000) and the Chair of the Board ($990,000). New directors are required to hold the equivalent of their annual retainer within two years of joining the Board. See “Director Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.
(4)Mr. Baker and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. See “Governance – Board Characteristics – Independence of Directors” below.
(5)Mr. Baker and Mr. Reid have each elected to receive common shares for 100 per cent of their director compensation and have directed the Company to purchase common shares on the open market and register the purchased common shares to an entity affiliated with Brookfield. To the extent Mr. Baker or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Baker and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 189,389 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2024, pursuant to the directions of Mr. Reid and former Brookfield nominee directors.
(6)Mr. Baker and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.
(7)Mr. Kousinioris’ share units are composed of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (RSU) and Officer Deferred Share Units (ODSU) (as described under “2024 Executive Compensation Details – Incentive Plan Awards”). As at Dec. 31, 2024, he held 184,342 RSUs and 25,451 ODSUs. In addition, Mr. Kousinioris holds Performance Share Units and options exercisable to acquire common shares, that do not count towards meeting the requirements under the executive share ownership policy. See “2024 Executive Compensation Details – Incentive Plan Awards”.
(8)Mr. Kousinioris is subject to the requirements of the executive share ownership policy, requiring that he own and hold shares equal to five times his base salary. See “Compensation Governance – NEO Share Ownership”.
(9)Ms. MacGibbon ceased to be a member of the GSSC and was appointed a member of the HRC effective April 25, 2024.
(10)Mr. Pinney ceased to be Chair of the AFRC and was appointed Chair of the GSSC effective April 25, 2024.
(11)    Ms. Sharman is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. See “Governance – Board Characteristics – Independence of Directors” below.

✓
The Board believes that the appointment of each of the 11 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the proxy today. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the election of each of these nominees as directors.
See page 19

32	TransAlta Corporation

Our Policy on Majority Voting
The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board, provides that if there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate is not re-elected in an uncontested election, the director may continue in office until the earlier of the
90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors. See Appendix B to this Proxy Circular for further details regarding our policy on majority voting.
Board Committees and Membership
The following table shows committee membership as at Dec. 31, 2024:

Committees
	Audit, Finance and Risk (AFRC)		Governance, Safety and Sustainability (GSSC)	Human Resources (HRC)	Investment Performance (IPC)
Independent Directors
John P. Dielwart(1)
Alan J. Fohrer(2)	✓	\	✓
Laura W. Folse			✓
Harry A. Goldgut					✓
Candace J. MacGibbon	✓			✓
Thomas M. O’Flynn					✓
Bryan D. Pinney	✓
James Reid					✓
Manjit K. Sharma	✓			✓
Sandra R. Sharman			✓
Sarah A. Slusser				✓	✓
Management Director – Not Independent
John H. Kousinioris(3)

✓	Member	Designated Audit Committee Financial Expert	Chair
(1)Mr. Dielwart is the Chair of the Board and attends all committee meetings but is not a member of any committee.
(2)Mr. Fohrer also serves as the Dam Safety Advisor on behalf of the Board. See “Governance – The Board’s Mandate – Committee Charters and Committee Chair Position Descriptions” below.
(3)Mr. Kousinioris is the President and CEO of TransAlta, and as such is not a member of any committee.

2025 Management Proxy Circular	33

Director Meeting Attendance in 2024
Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2024 is 97.8 per cent. Attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Nominees”.

						Total Attendance
Name	Board	AFRC	GSSC	HRC	IPC	#	%
Ambrose(1)	2 of 2	-	2 of 2	2 of 2	-	6 of 6	100.0%
Dielwart(2)	6 of 6	-	-	-	-	6 of 6	100.0%
Fohrer	6 of 6	9 of 9	4 of 4	-	-	19 of 19	100.0%
Folse	6 of 6	-	4 of 4	-	4 of 4	14 of 14	100.0%
Goldgut	6 of 6	-	-	-	4 of 4	10 of 10	100.0%
Kousinioris(3)	6 of 6	-	-	-	-	6 of 6	100.0%
MacGibbon(4)	5 of 6	9 of 9	2 of 2	4 of 4	-	20 of 21	95.2%
O’Flynn	6 of 6	9 of 9	-	-	4 of 4	19 of 19	100.0%
Pinney(5)	5 of 6	9 of 9	2 of 2	2 of 2	-	18 of 19	94.7%
Reid	6 of 6	-	-	-	4 of 4	10 of 10	100.0%
Sharma	6 of 6	9 of 9	-	6 of 6	-	21 of 21	100.0%
Sharman	6 of 6	-	4 of 4	6 of 6	-	16 of 16	100.0%
Slusser	5 of 6	-	-	5 of 6	4 of 4	14 of 16	87.5%
Total	71 of 74	45 of 45	18 of 18	25 of 26	20 of 20	179 of 183	97.8%
(1)Ms. Ambrose retired as a member of the Board, Chair of the GSSC and a member of the HRC on April 25, 2024.
(2)Mr. Dielwart is not a member of any standing committee of the Board; however, he attends the meetings of each committee.
(3)Mr. Kousinioris is the President and CEO of TransAlta. Mr. Kousinioris is not a member of any standing committee of the Board; however, he attends committee meetings (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Mr. Kousinioris is not a member of any committees, his attendance is not recorded.
(4)    Ms. MacGibbon ceased to be a member of the GSSC and was appointed a member of the HRC on April 25, 2024.
(5)    Mr. Pinney ceased to be Chair of the AFRC and was appointed Chair of the GSSC on April 25, 2024.
Interlocking Directorships
The Board does not have any interlocking directorships. A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix B), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. We also have no interlocking relationships between HRC members and our President and Chief Executive Officer.

34	TransAlta Corporation

Board Tenure and Refreshment
In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

2025 Management Proxy Circular	35

Corporate Cease Trade Orders and Bankruptcies
Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the director nominee.
Mr. Reid is a director of Second Wave Petroleum Inc. (SWP), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (BIA). On Sept. 7, 2017, SWP made a proposal under the BIA and on Oct. 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled.
Mr. Dielwart was Chair of the Board of Denbury Resources Inc. which filed for bankruptcy protection in the United States on July 29, 2020, under a prepackaged reorganization plan with its bondholders.. Denbury emerged from Chapter 11 on Sept. 18, 2020, at which time the board was reconstituted and Mr. Dielwart ceased being a director.
Skills Matrix
We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed to maximize effective decision-making by the Board and its committees.

Given the breadth of experience and skills of each director nominee, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

36	TransAlta Corporation

	Baker	Dielwart	Fohrer	Folse	Kousinioris	MacGibbon	O'Flynn	Pinney	Reid	Sharma	Sharman
Accounting Finance and Tax	✓		✓			✓	✓	✓	✓	✓		7
Electric Energy/Utility	✓		✓	✓	✓		✓					5
Engineering and Technical		✓	✓	✓								3
ESG/Sustainability/Climate Change		✓			✓							2
Government Affairs												0
HR/Executive Compensation		✓						✓		✓	✓	4
International Business	✓		✓			✓			✓			4
Legal and Regulatory					✓						✓	2
M&A/Organizational Change					✓	✓	✓	✓	✓	✓	✓	7
Risk Management	✓	✓		✓		✓	✓	✓	✓	✓	✓	9
Technology/Telecommunications/Cybersecurity				✓								1
Leadership Experience
Chief Executive Officer of a large, multinational and complex organization		✓	✓	✓	✓	✓	✓					6
Chief Financial Officer or senior executive of a large, multinational and complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Entrepreneur or business owner of a successful organization		✓										1
Professional advisor (e.g., lawyer or accountant)					✓	✓	✓	✓	✓	✓		6
Senior government official												0
Profile
Gender(1)	M	M	M	F	M	F	M	M	M	F	F
Age	<60	70+	70+	60-69	60-69	<60	60-69	70+	<60	<60	60-69
Location	AB	AB	U.S.	U.S.	AB	ON	U.S.	AB	AB	ON	ON
Years on Board	0-5	10+	10+	0-5	0-5	0-5	0-5	6-10	0-5	0-5	0-5
(1)Although for the purposes of this table gender has been identified as male or female, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

2025 Management Proxy Circular	37

Definitions for the top relevant competencies are provided below:

Accounting, Finance and Tax	Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial accounting controls and IFRS.
Electric Energy/Utility	Experience as a director, senior executive or advisor in the power or broader energy sector, including in Alberta and US power markets.
Engineering and Technical	Experience with, or understanding of, engineering principles and application of technical skills and expertise.
ESG/Sustainability/Climate Change
Experience with, or understanding of, climate strategy relevant to the energy industry, including emission reduction strategies, risks and opportunities, the emerging low-carbon ecosystem or renewable energy technologies.

Government Affairs	Experience with, or understanding of, government, diplomacy and public policy, internationally, federally or provincially.
HR/Executive Compensation	Experience with, or understanding of, talent management, retention and succession planning, employee engagement, diversity and inclusion strategies, compensation programs, executive compensation and risk management.
International Business	Experience with, or understanding of, major international operations and global strategy development.
Legal and Regulatory	Experience with, or understanding of, legal principles and the regulatory systems in North America.
M&A/Organizational Change	Experience with, or understanding of, major organizational change or managing a significant merger or acquisition.
Risk Management	Experience with, or knowledge of, internal risk controls, risk assessments and reporting.
Technology/Telecommunications/Cybersecurity
Experience with, or understanding of, relevant emerging technologies, including information technology and telecom technology, including the strategic context, market competitors, business issues, cybersecurity, information technology or digitization, including leading or overseeing complex technological systems or cybersecurity-related functions, or oversight of related risks.

38	TransAlta Corporation

In addition to the top four competencies of each director detailed above, all director nominees are required to have the following attributes:
+Strategic Oversight – The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.
+Expertise – Extensive professional experience with significant executive leadership accomplishments in business, government or the non-profit sector relevant to the Company’s business and industry, financial position and risk profile.
+Ability to Influence – Well-developed listening, communicating and influencing skills to be able to actively participate in Board discussions and debate.
+Integrity – Personal qualities of integrity and credibility.
+Commitment – The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.
The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including diversity beyond gender), as discussed under “Governance – Board Characteristics – Diversity” on page 60.

Item of Business 2:    Financial Statements
We have published the Company’s 2024 audited consolidated financial statements, including the related auditors’ report and the related MD&A. The full text of the 2024 Integrated Report, audited consolidated annual financial statements and MD&A in either English or French  are  available  on  our  website  at  www.transalta.com/investors/results-reporting, under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item of Business 3:    Reappointment of Auditors
At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board.
You can vote “For” or “Withhold” by considering and, if deemed advisable, approving the following resolution:
“BE IT RESOLVED THAT Ernst & Young LLP be appointed as auditors of TransAlta Corporation until the close of its next annual meeting of Shareholders, and the directors of TransAlta Corporation be authorized to fix their remuneration.”

Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP have been our external auditors since 1947.

2025 Management Proxy Circular	39

Through the processes described below under “Auditor Independence” we have confirmed Ernst & Young LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
The AFRC regularly assesses the Company’s external auditors and annually reviews audit quality, auditor tenure and the appropriateness of audit fees, including the impact of the tenure of the audit firm and the controls and processes that ensure their independence, such as partner rotations. This assessment also considers the nature, extent and permissibility of any proposed audit services.

Fees Paid to Ernst & Young LLP
For the years ended Dec. 31, 2024, and Dec. 31, 2023, Ernst & Young LLP and its affiliates billed $4,407,734 and $4,788,655, respectively, as detailed below:

Year Ended December 31	2024	2023
Audit fees	$3,653,823	$4,075,612
Audit-related fees	$347,345	$668,168
Tax fees	$356,391	$5,850
All other fees	$50,175	$39,025
Total	$4,407,734	$4,788,655
No other audit firms provided external audit services in 2024 or 2023.
The nature of each category of fees is described below.

40	TransAlta Corporation

Audit Fees
Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents and statutory audits.
Audit-Related Fees
Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included in the audit fees. Audit-related fees include statutory audits, pension audits and other compliance audits.
Tax Fees
Tax fees are for tax-related services for the review of tax returns, assistance with questions on tax audits and tax planning.
All Other Fees
All other fees include products and services provided by the Company’s auditor other than those services reported under audit fees, audit-related fees and tax fees. This includes fees related to training services and advice and assistance with ESG services provided by the auditor.
Pre-Approval Policies and Procedures
The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act (“Sarbanes-Oxley”). This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

✓
The Board believes that the reappointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interest of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.
See page 39

Item of Business 4:    Advisory Vote on Executive Compensation
At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (CD&A) section beginning on page 94, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with

2025 Management Proxy Circular	41

performance and the Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the CD&A beginning on page 94 of the Proxy Circular. In 2024, we received 99.02 per cent support from Shareholders for our approach to executive compensation.
As a Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:
“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 7, 2025, delivered in connection with the 2025 annual and special meeting of Shareholders of the Company.”
Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

✓
The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the advisory resolution on executive compensation.
See page 41
Item of Business 5:    Renewal of Shareholder Rights Plan
TransAlta is party to an amended and restated shareholder rights plan agreement (the “Rights Plan”) made as of April 28, 2022, between the Company and Odyssey Trust Company, as rights agent, which amended and restated the shareholder rights plan agreement dated as of Oct. 13, 1992. The Rights Plan is designed to preserve the fair treatment of Shareholders if there is a take-over bid for the Company.
On Nov. 4, 2024, we entered into an agreement with Odyssey Trust Company and Computershare Trust Company of Canada pursuant to which Computershare Trust Company of Canada resigned as rights agent under the Rights Plan and Odyssey Trust Company was appointed as rights agent under the Rights Plan.
The Rights Plan was last renewed at the Company’s annual and special Shareholders meeting held on April 28, 2022. The Rights Plan will expire as of the close of the Meeting unless the Shareholders vote at the Meeting to continue its operation. If the Shareholders approve the Rights Plan Resolution (as defined below), the Rights Plan will continue in effect for an additional three years and will expire at the end of our 2028 annual meeting (unless the Shareholders vote to extend it at that time).
At a meeting on Feb. 18, 2025, the Board approved, subject to the approval of Shareholders, the continuation of the Rights Plan. The Board believes that maintaining the Rights Plan is in the best interest of the Company and its shareholders. When reviewing the Rights Plan this year, the Board considered the terms and objectives of the Rights Plan and whether there had been any legislative changes or other developments since the Rights Plan was last approved. No amendments to the Rights Plan are being proposed.
Summary of Principal Terms of Rights Plan
The following is a summary of the Rights Plan and is qualified in its entirety by reference to the full text of the Rights Plan, which is available on our website at www.transalta.com and under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

42	TransAlta Corporation

Issue and Exercise of Rights
One right (a “Right”) was issued and attached to each Common Share of TransAlta (for the purposes of this section “- Summary of Principal Terms of Amended and Restated Plan” only, the “Common Shares”) outstanding at 12:01 a.m. (Calgary time) (the “Record Time”) on Dec. 31, 1992 (the “Effective Date”) and automatically attaches to each Common Share issued after the Record Time but prior to the earlier of the Separation Time (as defined below) and expiration of the Rights Plan.
The Rights are not exercisable prior to the Separation Time. After the Separation Time, each Right entitles the registered holder thereof to purchase from the Company one Common Share at an exercise price equal to three (3) times the Market Price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the
“Exercise Price”). If a Flip-in Event occurs (as described below), each Right will be adjusted and, except as described under “Flip-in Event” below, will entitle the registered holder to receive from the Company, upon payment of the Exercise Price, Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price.
The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Rights Certificates and Transferability
Before the Separation Time, the Rights are evidenced by the certificates for the Common Shares (or by the book entry form registration for the associated Common Shares if issued in book entry form) and are transferable only together with, and will be transferred by a transfer of, the associated Common Shares and are not transferable separately from such shares. At the Separation Time, the Rights will separate from the associated Common Shares and, from and after such time, the Rights will be evidenced by separate Rights Certificates (or separate book entry registration) which will be transferable and trade separately from the shares.
The “Separation Time” is the close of business on the 10th trading day after the earliest to occur of: (i) the “Stock Acquisition Date”, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary thereof) to make a take-over bid (other than a Permitted Bid or a Competing Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Permitted Bid fails to qualify as such. In any case, the Separation Time can be such later date determined by the Board. For purposes of the Rights Plan, a “take-over bid” is an offer to acquire “Voting Shares” (being the Company’s outstanding Common Shares and any other shares of the Company entitled to vote generally in the election of directors), and/or “Convertible Securities” (being securities convertible, exercisable or exchangeable into Voting Shares (other than the Rights) or other securities which are directly or indirectly convertible, exercisable or exchangeable into Voting Shares) where the securities subject to the offer, together with the securities Beneficially Owned (as described below) by the person making the take-over bid (the “Offeror”), constitute 20 per cent or more of the Company’s outstanding Voting Shares.

2025 Management Proxy Circular	43

Acquiring Person
In general, an “Acquiring Person” is a person who is the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Company and its subsidiaries and, generally, any person who becomes a Beneficial Owner of 20 per cent or more of the outstanding Voting Shares as a result of one or more, or any combination of, (i) a Voting Share Reduction, (ii) Permitted Bid Acquisitions, (iii) an Exempt Acquisition, (iv) Pro Rata Acquisitions, or (v) Convertible Security Acquisitions (as each term is defined in the Rights Plan).
Also excluded from the definition of “Acquiring Person” are (i) underwriters or members of banking or selling groups acting in connection with a distribution of securities by way of a prospectus or private placement, and (ii) any person (a “Grandfathered Person”) who was the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares determined as at the Record Time, unless such Grandfathered Person becomes, after the Record Time, the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1 per cent of the number of Voting Shares outstanding as at the Record Time, subject to certain exceptions.
Beneficial Ownership
In general, a person is a “Beneficial Owner” if such person or its affiliates or associates or any other person acting jointly or in concert: (i) owns directly or indirectly the securities at law or equity; and (ii) has the right to acquire (immediately or within 60 days) the securities upon the exercise of any Convertible Securities or pursuant to an agreement, arrangement or understanding (other than a customary underwriting agreement or pledges of securities).
However, in general, a person is not a Beneficial Owner under the Rights Plan where: (i) the securities have been, or have been agreed to be pursuant to a Lock-up Agreement (as described below), deposited or tendered pursuant to a take-over bid made by the person, its affiliates, associates or joint actors, unless those securities have been taken up or paid for; (ii) such person (including a fund manager, trust company or pension fund administrator) is engaged in the management of investment funds for others and, generally, as long as that person: (A) holds those securities in the ordinary course of its business for the account of others; and (B) is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or (iii) such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.
Permitted Lock-Up Agreements
Under the Rights Plan a bidder or other person will not be deemed to Beneficially Own a security because it has entered into a Lock-up Agreement with holders of Voting Shares and/or Convertible Securities.
Generally, a “Lock-Up Agreement” is an agreement between a person and a holder of Voting Shares and/or Convertible Securities (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Lock-up Agreement), pursuant to which the holder (a “Locked-up Person”) agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-up Bid”) made or to be made by such person or any of its affiliates, associates or joint actors. A Lock-
Up Agreement must permit the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities in order to deposit or tender them to another take-over bid or support another transaction, provided that (i) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction having a greater value of consideration or consideration per security that exceeds the bid by a specified amount, and (ii) the agreement permits the Locked-up Person to terminate its obligation to deposit securities to the Lock-up Bid in order to tender its securities to another take-over bid or to support another transaction if the number of securities

44	TransAlta Corporation

offered to be purchased under the competing bid or transaction is greater than the number of securities under the Lock-up Bid or is at least a specified percentage greater than those under the Lock-up Bid and the price per security under the competing offer is equal to or greater than the Lock-up Bid price.
The Lock-Up Agreement must not provide for break-up fees or similar payments payable if the Locked-up Person fails to deposit its securities to the Lock-up Bid in order to accept or support a competing transaction, which exceed the greater of (i) 2.5 per cent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and (ii) one-half of the increased value that is offered under the competing offer.
A Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the bidder an opportunity to match the price, value or number in a competing take-over bid or transaction (or other similar limitation on a shareholder’s right to withdraw its securities from the agreement), so long as the limitation does not preclude the exercise by the shareholder of its right to withdraw securities in sufficient time to tender to the competing take-over bid or to support the other transaction.
Flip-In Event
Subject to certain exceptions, a “Flip-in Event” occurs when an Acquiring Person becomes the Beneficial Owner of 20 per cent or more of the Voting Shares. In the event that, prior to the expiration of the Rights Plan, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination” below), effective at the close of business on the 10th trading day after the Stock Acquisition Date, each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or certain of its related parties or transferees, which Rights will become null and void), may be exercised to purchase from the Company, in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of the Flip-in Event equal to twice the Exercise Price, on payment of the Exercise Price (subject to customary anti-dilution adjustments set forth in the Rights Plan).
Permitted Bid and Competing Permitted Bid Requirements
A take-over bid that qualifies as a Permitted Bid or Competing Permitted Bid will not trigger the exercise of the Rights. The requirements for a “Permitted Bid” include the following:
1.The take-over bid must be a formal (i.e., non-exempt) bid made to all holders of record of Voting Shares, other than the bidder;
2.The take-over bid contains irrevocable and unqualified conditions that no Voting Shares and/or Convertible Securities will be taken up or paid for: (i) prior to the close of business on the date which is not less than 105 days following the date of the take-over bid or such shorter minimum deposit period that a take-over bid (that is not exempt from any requirements of Division 5 (Bid Mechanics) of National Instrument 62-104 —Take-over Bids and Issuer Bids (NI 62-104) must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104;
and (ii) then only if, at the close of business on the date the Voting Shares and/or Convertible Securities are first taken up and/or paid for under such take-over bid, more than 50 per cent of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the take-over bid and not withdrawn;
3.Unless the take-over bid is withdrawn, securities deposited or tendered pursuant thereto may be withdrawn until taken up and paid for; and
4.Unless the take-over bid is withdrawn, in the event that the deposit condition set forth in paragraph 2(ii) above is satisfied, the bidder will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

2025 Management Proxy Circular	45

A “Competing Permitted Bid” is a take-over bid that:
1.Is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to its expiry or withdrawal;
2.Satisfies all the requirements of a Permitted Bid other than the requirement set forth in paragraph 2(i) of the requirements for a Permitted Bid set forth above; and
3.Contains an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities will be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits or tenders of securities pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.
“Independent Shareholders” means, generally, holders of Voting Shares other than any Acquiring Person, any Offeror, any affiliate, associate or joint actor of an Acquiring Person or Offeror, or any employee benefit plan, deferred profit sharing plan, stock participation plan or similar plan or trust for the benefit of employees of the Company or its subsidiaries unless the beneficiaries of the plan or trust direct how Voting Shares will be voted and whether such shares will be tendered to a take-over bid.
Redemption, Waiver and Termination
The Board may, after having obtained the prior approval of the holders of Voting Shares or Rights, as applicable, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Plan (the “Redemption Price”).
The Board may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if the Board has determined within 10 trading days following a Stock Acquisition Date that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intention to become or knowledge that it would become an Acquiring Person, but the waiver must be on the condition that the Acquiring Person reduces its Beneficial Ownership of Voting Shares within 14 days after such determination by the Board, or such later date as the Board may determine, such that the person is no longer an Acquiring Person.
If a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan consummates the acquisition of Voting Shares, the Board is deemed to have elected to redeem the Rights at the Redemption Price.
The Board may, prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (a “qualified bid”), waive the application of the Rights Plan to such Flip-in Event upon prior written notice to the Rights Agent. However, if the Board waives the application of the plan for any such qualified bid, the Board is deemed to have waived the application of the plan in respect of any other Flip-in Event occurring by reason of any other qualified bid made prior to the expiry of any bid for which the waiver is, or is deemed to have been, granted.
The Board may, with the prior consent of the holders of Voting Shares, waive the application of the Rights Plan to a Flip-in Event at any time prior to the occurrence of such Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Voting Shares and otherwise than by inadvertence. If the Board so waives the application of the plan, the Board must extend the Separation Time to a date at least 10 business days subsequent to the meeting of Shareholders called to approve such waiver.
Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Rights Plan.
If the Board is deemed to have elected or elects to redeem the Rights as described above, or where the approval of the holders of Voting Shares or Rights is required and obtained for such redemption, as the case

46	TransAlta Corporation

may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 business days of any such election or deemed election to redeem the Rights, or within 10 business days of the requisite approval of the holders of Voting Shares or Rights, as the case may be, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.
Supplements and Amendments
TransAlta may, without the approval of the holders of Voting Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Voting Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.
Prior to the Separation Time, TransAlta may, with the prior consent of holders of Voting Shares received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally. After the Separation Time, TransAlta may, with the prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan and the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.
Proposed Rights Plan Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying, confirming and approving the continuation of the Rights Plan for a further three-year period (the “Rights Plan Resolution”). In accordance with the Rights Plan, the Rights Plan Resolution must be passed by a majority (e.g., 50 per cent plus one) of the votes cast by the Independent Shareholders present in person, or represented by proxy, at the Meeting. As described above, Independent Shareholders are all Shareholders other than, generally, an Acquiring Person or a person making a takeover bid for the Voting Shares and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any Shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote. The Rights Plan Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:
“BE IT RESOLVED THAT:
1.The amended and restated shareholder rights plan of TransAlta Corporation (the “Company”) be continued for a further three-year period and the amended and restated shareholder rights plan agreement made as of April 28, 2022, between the Company and Odyssey Trust Company, as rights agent, which amended and restated the shareholder rights plan agreement dated as of Oct. 13, 1992, be and is hereby ratified, confirmed and approved; and
2.Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

2025 Management Proxy Circular	47

Recommendation of the Board

✓
The Board unanimously recommends a vote FOR the approval of the Rights Plan Resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR approval of the Rights Plan Resolution.
See page 47

Item of Business 6:    Other Business
As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as your proxyholder sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

48	TransAlta Corporation

Governance
We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its committees.
Our Governance Practices
TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:
+National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;
+National Instrument 52-110 – Audit Committees;
+National Policy 58-201 – Corporate Governance Guidelines; and
+National Instrument 58-101 – Disclosure of Corporate Governance Practices.
As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers. This disclosure can be found in Appendix A to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investors/governance.

Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance. Our articles and bylaws also set out certain matters that govern our business activities.
The key elements of TransAlta’s governance practices are:
+Ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;
+Establishing key policies and standards to provide a framework for how we conduct our business;
+Retaining directors, other than our CEO, who are independent;
+Having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix, to maximize the effectiveness of the Board and its committees and oversight of the execution of our strategies;
+Maximizing the effectiveness of the Board, its committees and individual directors through annual evaluations and the continuing education of our directors; and
+Facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

2025 Management Proxy Circular	49

Our Ethical Commitment
Codes of Conduct
One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a central element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:
+Code of Business Conduct for Directors, which applies to our directors;
+Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;
+Finance Code of Ethics, which applies to all financial employees of the Company;
+Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing; and
+Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.
Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to, among other things, the protection and proper use of our assets.
The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Code of Business Conduct for Directors and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct. This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year. In 2024, the Company undertook mandatory Code of Conduct training for all employees and was able to achieve 100 per cent participation. Progress on the Corporate Code of Conduct completion and results is reported to the HRC at least once annually.
The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct, labour issues and human rights, conflicts of interest and environmental leadership. Suppliers can report any concerns related to the Supplier Code of Conduct using TransAlta’s Ethics Helpline and disclose any actual or perceived conflicts of interest via email to conflicts@transalta.com. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1-855-374-3801 (Canada/United States) and 1-800-40-5308 (Australia) or via the internet at www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.
As part of our commitment to good corporate governance, the Code of Business Conduct for Directors provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles contained in our Corporate Code of Conduct. A complete copy of our Code of Business Conduct for Directors is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.
Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

50	TransAlta Corporation

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investors/governance.
In addition, our Whistleblower Policy provides a mechanism for our employees, contractors, officers and directors to report, among other things, any actual or suspected ethical or legal violations. We would seek to remedy the impact promptly in order to establish a corrective action plan in collaboration with the relevant individuals and stakeholders. There will be no retaliation for matters reported in good faith.
Handling Conflicts of Interest and Related-Party Transactions
At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Code of Business Conduct for Directors, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.
The Charter of the AFRC provides that the AFRC will assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related-party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related-party transactions. The AFRC is considered the appropriate committee to initially assess related-party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” includes entities that the Company controls, but are not wholly owned, and applies to any agreement entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related-party transactions.
Insider Trading
The Company maintains an insider trading policy and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:
+Establishing quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the second trading day after we publicly release or disclose our earnings or financial results;
+Publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;
+Establishing special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and
+Requiring all reporting insiders to pre-clear securities trading transactions.

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Whistleblower Procedures
Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC or the HRC. All submissions can be made directly to the Chair of the AFRC or HRC by identifying the submission with “subject matter 004”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline.
Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC or HRC, as applicable. The AFRC receives all incidents, complaints or information reported through the Ethics Helpline. The AFRC reviews matters relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters. The HRC reviews matters relating to material ethical or legal violations. If the findings are urgent, they will be reported to the Chair of the AFRC or HRC, as applicable, immediately.

The Board’s Mandate
General Governance Guidelines
Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success.
These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix B to this Proxy Circular and on our website at www.transalta.com/investors/governance.

52	TransAlta Corporation

Board Relationships with Management
In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our bylaws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.
Terms of Reference for the Chair of the Board
The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings; coordinates, in conjunction with the CEO, the Executive Vice President, Legal and the
Corporate Secretary, the agenda for the Board and Shareholder meetings; and ensures that the functions of each committee are effectively carried out. In addition to the role of leading the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investors/governance.
Committee Charters and Committee Chair Position Descriptions
The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the committee charters, including the committee chair responsibilities and the Terms of Reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.
The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance.
The Chair of each committee, who is guided by a committee charter, is responsible for the organization of the committee and fulfilment of its mandate and works closely with the Board Chair to ensure the committee’s functions are effectively carried out. The committee charters, along with the Terms of Reference for the Chair of the Board, can be found on our website at
www.transalta.com/investors/governance. Please see each committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2024. The Board may also from time to time establish special committees for a variety of reasons, including to facilitate effective decision-making or to manage potential conflicts of interest.
In 2022, the Board designated a member of the Board, Mr. Alan Fohrer, as the Company’s Dam Safety Advisor and adopted a mandate for the Dam Safety Advisor. The Board determined to appoint an individual member of the Board as a Dam Safety Advisor in order to assist the Board in fulfilling its oversight role in regard to the Company’s dam safety practices given the unique and technical aspects of dam safety. The Dam Safety Advisor has the responsibility to:
+Meet with the Company’s Chief Dam Safety Engineer to discuss overall dam safety practices, outcomes and any recommendations of the Company’s Chief Dam Safety Engineer;

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+Assist the Board in fulfilling its stewardship role by applying their technical skills and expertise to Board discussions that concern dam safety;
+Provide leadership to the Board in ensuring the proper and timely discharge of the Board’s responsibilities as it pertains to dam safety and to support the alignment of dam safety decisions and policies with the Company’s overall strategy and objectives; and
+Report to the Board, in addition to the Company’s Chief Dam Safety Engineer and Executive Vice President, Generation, as to the material activities, risks, recommendations and decisions relating to the Company’s Dam Safety Program and any related management systems.
CEO Position Description
We have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investors/governance.
Strategic Planning
The Board has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.
The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with and without the presence of senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate.
The Board also holds in camera meetings without the presence of the CEO or other members of management to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan to maximize Shareholder value.
The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation to identify opportunities and risks to our business strategy. In 2024, this strategic planning session was held in person and included considering growth initiatives and strategies, the changing regulatory environment, an assessment of the Alberta electricity market and power prices, including the impact of inflation, and other matters of strategic importance to the Company.

54	TransAlta Corporation

Sustainability
Sustainability, or environmental, social and governance (ESG) management and performance, is a core value at TransAlta. Sustainability is integrated into our governance, decision-making, risk management and day-to-day business processes.
We have 31 years of sustainability reporting and also voluntarily integrating our sustainability report into our annual integrated report since 2015. We partially adopt guidance from the Canadian Sustainability Standards Board, International Sustainability Standards Board, International Financial Reporting Standards (IFRS) Foundation, Integrated Reporting Framework, Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Moreover, the Company aligns its sustainability targets with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which defines sustainable goals for businesses.
TransAlta's sustainability pillars support our corporate strategy and weave through our business. Our pillars were refreshed in 2024 and include:
+Reliable and Responsible Electricity Production;
+Safe, Healthy, Diverse and Engaged Workplace;
+Positive Indigenous, Stakeholder, Customer and Employee Relationships;
+Environmental Stewardship; and
+Technology and Innovation.
In 1997, we were an early adopter of wind power generation. At the end of 2021, TransAlta no longer generated electricity with coal in Canada and also ceased all coal mining operations. Since 2015, we have reduced our scope 1 and 2 greenhouse gas (GHG) emissions by 22.7 MT CO2e or 70 per cent. TransAlta plans to cease generation from our remaining U.S. coal unit by the end of 2025, which will further reduce the Company’s emissions.

The key components of our Company’s approved 2025+ sustainability targets include:
+A continued focus on safe operations and environmentally sustainable practices, including undertaking significant reclamation work;
+By 2026, achieving a Company-wide reduction in scope 1 and 2 GHG emissions of 75 per cent below 2015 levels, and by 2045 reducing our scope 1 and 2 emissions to net zero;
+Enhancing our commitment to workplace gender diversity, including adopting a target of 50 per cent representation of women on the Board by 2030 and 40 per cent representation of women among all of our employees by 2030; and
+Achieve a 30 per cent reduction of our scope 1 and 2 GHG emissions intensity by 2030 from a 2023 base year.
In 2024, TransAlta's received an award for best ESG reporting (mid-cap) by Investor Relations (IR) Magazine Canada. We also received the ESG, Sustainability and Purpose Award from the Governance Professionals of Canada (GPC). This award underscores our commitment to embedding sustainability into our governance, strategy and risk management practices.1
Sustainability factors are overseen by the GSSC. The Board maintains ultimate oversight over TransAlta's sustainability matters, including risks and opportunities related to material capital project decisions and other matters not specifically covered in a committee mandate.

1 A description of the specific set of criteria and/or methodology used by the IR Magazine Canada can be found at https://events.irmagazine.com/canadaawards. The GPC 2024 Report of the Judges can be found at https://www.flipsnack.com/gpcanada/2024-gpc-eg-awards-judges-report/full-view.html.

2025 Management Proxy Circular	55

Board Accountability for Human Capital Management
The HRC mandate includes oversight of the key compensation, human resources and pension policies and plans of TransAlta, including policies that support human rights and ethical conduct. In addition to executive compensation, variable incentive and equity compensation plans, pay for performance, compensation governance and risk assessments, the HRC has broad oversight over various human resources policies, strategies and workplace trends. The HRC's annual work plan includes formal discussions at least two times a year on top talent retention and workforce trends, management succession and leadership development, culture and ED&I, specifically addressing progress on Board-approved ED&I and culture strategies, employee engagement, psychological safety, and inclusion and belonging metrics and trends. The HRC also reviews all human-resource-related whistleblower complaints. TransAlta's current Board includes five members (38 per cent) with human resources experience.
Board Accountability for Sustainability and ESG
Environmental: The GSSC receives updates to TransAlta's environmental matters including climate change-related risks and opportunities and GHG emissions targets. Furthermore, the AFRC reviews climate change and sustainability disclosure in the financial disclosure documents.
Social: The GSSC reviews TransAlta's implementation of a safety-conscious culture, emergency preparedness plans, Board and workforce diversity targets and stakeholder matters. The HRC receives updates regarding TransAlta's ED&I Council, culture transformation, mental health and wellness and psychological safety initiatives.
Governance: The GSSC reviews the risk management matrix and voluntary ESG reporting and disclosure. The GSSC also monitors updates to securities law and proxy advisor policies, and reviews Board skills matrices. The AFRC oversees financial risk management, financial reporting, auditor independence and the implementation of internal and external audits. The HRC reviews executive compensation levels, employee compensation and benefits programs, and the overall compensation program.
The Company's current Board includes four members (31 per cent) with climate-related experience.
The full details of the approved sustainability targets are available at www.transalta.com/sustainability and more information regarding these sustainability targets and the Company’s ESG performance are also included in the Company’s 2024 Integrated Report.
Risk Management
The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:
+Making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;
+Monitoring our risk management programs through the work of the committees that report to the Board; and
+Ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.
We have adopted a comprehensive Enterprise Risk Management Framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.
The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required) reviews the Company’s risks with management and

56	TransAlta Corporation

reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for reviewing the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The IPC provides oversight of management’s significant investments and the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans. The AFRC, HRC, GSSC and IPC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.
Cybersecurity Risk Management
An ongoing risk for the Company is related to cybersecurity. The Board plays an active role in ensuring the Company’s overall approach to cybersecurity is adequate and effective. The following are some of the key responsibilities of Board oversight in the cybersecurity program:
+Cybersecurity incident reporting: In 2024, the Company had no material or reportable cybersecurity incidents.
+Governance: The Board has generally delegated to the AFRC the responsibility of receiving a biannual system status update with respect to the Company’s core IT operating systems and an annual review of components of the Company’s cybersecurity program and their effectiveness.
+Reviewing risk assessments: The AFRC reviews regular assessments of the Company’s cybersecurity program to ensure that appropriate controls are in place to manage these risks.
+Reviewing incident response plan: The Board is informed and consulted on the organization’s incident response plan to ensure that it is comprehensive and well-rehearsed.
+Awareness and training: We place a strong emphasis on cybersecurity awareness and training for all employees, from frontline staff to the Board. This helps to ensure that everyone in the organization understands the importance of cybersecurity and their role in protecting the Company’s assets and data. The Board receives updates regarding the Company’s education and awareness campaigns and their effectiveness. The Board also receives cybersecurity education, which in 2022 included an education session for the full Board in respect of the Company’s cybersecurity capabilities maturity model. In 2023, as new board members were onboarded, a dedicated cybersecurity training session was provided, in addition to ongoing cybersecurity program updates. In 2024, executive and technical cyber incident response table-top exercises were conducted to bolster our cybersecurity incident response readiness. We continue to deliver innovative methods to sustain a strong cybersecurity culture within TransAlta.
+Strategy: The Company aligns its cybersecurity strategy with its business objectives and risk appetite, following industry standards and frameworks. The cybersecurity strategy sets a three-year cybersecurity mandate, principles, goals, priorities, and roles. The Board approves and oversees the strategy and its key initiatives.
+Risk management: The Company uses a risk-based approach to identify, assess, prioritize, and mitigate cybersecurity risks, following its corporate enterprise framework. The Company evaluates its controls and gaps regularly, both internally and externally. The Company also monitors and proactively responds to cybersecurity threats and trends.
+Evaluating performance: The Board and AFRC, as applicable, regularly evaluate the performance of the Company’s cybersecurity program to ensure it is achieving its objectives and that resources are being used effectively.

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Of the current director nominees, three out of the 11 director nominees (27.3 per cent) have expertise in cybersecurity, namely Ms. Folse, Mr. O'Flynn and Ms. Sharma. Ms. Folse ranks this as one of her top four competencies, but all three director nominees have led or overseen cybersecurity-related functions and technological systems.
Internal Controls
The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead internal auditor meets regularly with the Chair of the AFRC without the presence of management.
Meeting without Management or Non-Independent Directors

As a standard item on each regular Board and committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2024, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions at the conclusion of each meeting without members of management in attendance. In 2024, the Board held six, the AFRC held nine (including a joint pension meeting with the HRC and a joint meeting with the IPC), the HRC held six (including a joint pension meeting with the AFRC), the IPC held four (including a joint meeting with the AFRC) and the GSSC held four in camera sessions.

Succession Planning
The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.

In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

58	TransAlta Corporation

Our management succession planning process also includes identifying high-potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained to help the HRC identify any skills gap or compatibility for the role.
High-potential employees are also given the opportunity to make presentations in front of the Board to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.
Board Characteristics
Independence of Directors
The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out under Sarbanes-Oxley. The criteria are also used to assess the independence of any new director appointed or nominated to the Board.
A director is independent if they do not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association the director may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or before their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly or through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company, and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.
Our independent directors do not receive remuneration in excess of their retainers and reimbursement of reasonable travel expenses and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mr. Kousinioris, our President and CEO), has a material relationship with TransAlta, either directly or indirectly, that could reasonably be expected to interfere with the exercise of independent judgment. Mr. Kousinioris is not independent because of his role as an executive officer of the Company.
In 2019, the Company entered into an investment agreement (the "Investment Agreement") with an entity affiliated with Brookfield Asset Management Inc. ("Brookfield"), pursuant to which Brookfield can nominate two directors to the Board. Mr. Baker is an Operating Partner and Mr. Reid is a former officer of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. The GSSC and the Board reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Baker’s or Mr. Reid’s independent judgment in their roles as members of the Board. As a result, Mr. Baker and Mr. Reid are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements for serving on an audit committee under National Instrument 52-110 – Audit Committees and NYSE governance standards, or for serving on the compensation committee under NYSE governance standards. As a result, Mr. Baker and Mr. Reid cannot serve on the Company’s AFRC or HRC.
Ms. Sharman is an executive officer of CIBC, a leading North American financial institution. The Company engages CIBC in the ordinary course of business to

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provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities, the aggregate amount of which each year is immaterial to both CIBC and the Company. The aggregate annual amount of such fees in each of the last two years was significantly less than 0.05 per cent of CIBC’s consolidated gross revenues in each year and is also significantly less than 0.5 per cent of the Company’s gross revenues in each year. In Ms. Sharman’s role as Senior Executive Vice President and Group Head, People, Culture and Brand, she does not work on any matters, directly or indirectly, related to the Company or its business nor is she responsible for originating any such business with the Company. Furthermore, Ms. Sharman’s compensation at CIBC is not impacted in any way by matters related to the Company. The Company understands that CIBC has established procedures to ensure that Ms. Sharman is not made aware of, or does not have information pertaining to, TransAlta in her decision-making authority at CIBC. Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters. Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 – Audit Committees, as the payment to CIBC of compensatory fees of even one dollar would result in her failing to meet such additional independence requirements.
The Board considered Mr. O'Flynn's independence in light of the Company's investment commitment to Energy Impact Partners' (EIP) Deep Carbonization Frontier Fund 1. Mr. O'Flynn is a former senior advisor to EIP. In that capacity, which ceased effective as of September 2024, Mr. O'Flynn did not have any decision-making authority, policy-making authority or a leadership role within EIP. When TransAlta invested in EIP's Deep Carbonization Frontier Fund 1, Mr. O'Flynn recused himself from the Board meeting and played no active or deliberate role in TransAlta's investment decision. In addition, Mr. O'Flynn did not receive any fee or compensation from EIP in respect of TransAlta's investment decision. Finally, Mr. O'Flynn's engagement with EIP is no longer active.
TransAlta remains committed to greater diversity at the Board level and does not consider it appropriate that Shareholders vote against the election of qualified and diverse candidates due to the technical application of an overly broad definition of independence that does not align with applicable legal or regulatory requirements. A commitment to diversity at the Board level should include a commitment to consider the totality of the candidate’s qualifications, capabilities and contributions along with any other practical considerations before voting against otherwise qualified individuals and diverse nominees.
Board Chair Independence
The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.
The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the
Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.
Diversity
Diversity of talented individuals with different backgrounds, experiences, competencies and points of view is a strategic advantage that contributes to our success and will continue to move us forward.
Our Board and management are committed to diversity, equity and inclusion because it drives innovation, better decisions, employee engagement and our ability to attract top talent. In 2015, the Board adopted a Board and Workforce Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s

60	TransAlta Corporation

competitive advantages. Our Board and Workforce Diversity Policy, including our ED&I Pledge which was adopted in 2020, is available under the "Policies" tab on our website at www.transalta.com/investors/governance, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Indigenous peoples, persons with disabilities and visible minorities (each a “designated group”). By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities and women. The GSSC annually reviews the Board and Workplace Diversity Policy and its objectives to assess effectiveness.

The Company is working towards achieving our Board and company-wide gender targets. On Jan. 16, 2020, the Board approved a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030. Although the Company does not have a target specific for executive officers, the workforce target of 40 per cent women is expected to continue to result in women being well represented at all levels, including the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusion and they are expected to benefit the Company by expanding our pool of qualified employees and senior leaders, while also incorporating different perspectives and ways of thinking to successfully execute our strategy. In 2021, the Company established a Sustainability-Linked Loan that aligns the cost of borrowing to TransAlta’s gender diversity targets.
The illustration above depicts our goal for female board members and total workforce by 2030 and our progress as at Dec. 31, 2024.
The Board remains committed to maintaining and increasing the representation of women and visible minorities on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience. If all nominees are elected at the Meeting, men will make up 63.6 per cent (seven male directors) and women will make up 36.4 per cent (four female directors) of the Board (excluding the Brookfield nominees, women nominees would constitute 44.4 per cent of the Board).
As of March 7, 2025, 50 per cent (two out of four) of the committees of the Board are chaired by women. The director nominees also include one member (nine per cent) that self-identifies as being a visible minority. There are no nominees to the Board that identify as Indigenous or as having a disability. With respect to executive officer positions, as of March 7, 2025, we have 30 per cent women (three women), 70 per cent men (seven men) and no executive officers who self-identify as visible minorities, Indigenous or as having a disability.

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In 2024, we continued our strategic focus to attract diverse talent to our organization by leveraging our internal programs including our Women in Trades Scholarship Program and the Generation Gender Diversity Program. These have both been extremely successful programs for women in the technical trades. As of Dec. 31, 2024, women made up approximately 28 per cent of our total workforce, a one per cent increase over 2023 levels.

Executive Officers(1)	Workforce

(1) As of March 7, 2025.	1%
over 2023 levels
TransAlta has been and remains committed to diversity as is exhibited by the addition in 2023 of a visible minority Board member, the number of women on our Board, women chairing committees of the Board, and women in senior management positions. Although the Company has adopted a goal of advancing gender diversity throughout the Company, the Company and its material subsidiaries have not adopted a target number or percentage of Indigenous peoples, persons with disabilities and visible minorities. Rather than adopting diversity targets beyond gender at the Board and workforce level, the Company is focused on applying the Company’s Board and Workforce Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

The Board approved a comprehensive five-year ED&I strategy in August 2021. The first phase, implemented in 2021 and 2022, focused on raising awareness to build a foundation and common understanding, enabling meaningful conversations among co-workers to learn about one another. The second phase, in 2023, reinforced and embedded inclusive behaviours across the organization. In 2024 and beyond, we continue to build on and fully embed ED&I and inclusive leadership practices within our culture. In alignment with our sustainability targets adopted in 2021, all employees across the Company's operating geographies completed mandatory Indigenous cultural awareness training by the end of 2023. We believe that education is fundamental to fostering respectful and strong relationships with Indigenous peoples. In 2024, TransAlta contributed more than $320,000 to support Indigenous youth, education and employment programs, representing 11 per cent of TransAlta’s total community investment.

62	TransAlta Corporation

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which is evident in the recruitment of two accomplished women executives in 2018, the appointment of one woman as the Corporate Controller in 2021, an increase in the accountabilities of two women executive officers in 2023, and the recruitment of a female executive officer in 2024. To monitor our progress on the advancement of diversity and to develop a healthy pipeline of diverse talent, we also:
+Ensure that any list of potential director nominees includes at least 50 per cent women;
+Ensure that any list of potential director nominees includes diversity beyond gender;
+Maintain a list exclusively of highly qualified women director nominees;
+Identify top talent and implement development plans for high-potential women;
+Ensure pay equity between men and women. For example, we have proactively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years, including in 2020 and 2021;
+Actively seek recruitment of women in key roles within the Company;
+Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders;
+Hold ongoing communications and conversations throughout the year to celebrate and commemorate important diversity milestones and encourage people to come together to advance ED&I; and
+Connect female talent with senior leaders to accelerate the development and advancement of high-potential women.
As well, female advancement in the Company, psychological safety and unconscious bias are topics specifically addressed by the HRC.

2025 Management Proxy Circular	63

In 2023, we added the role of Director to our management roles. As at Dec. 31, 2024, women accounted for approximately 28 per cent of the entire workforce, and women accounted for over 50 per cent of the Director roles. See the table below for more details on diversity.

100.00%
80.00%
60.00%
40.00%
20.00%
—%
58.00%
42.00%
70.00%
30.00%
66.67%
33.33%
41.38%
58.62%
84.21%
15.79%
73.15%
26.85%
71.43%
28.57%
Board of Directors
Chief and Executive(1)
Vice Presidents
Directors
Managers
Supervisors
Staff
Male
Female

(1)As of March 7, 2025.
(2)The data in this table does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

Year-over-Year Comparison
*    As of Dec. 31, 2024. The data above does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

64	TransAlta Corporation

Other Public Company Directorships/Committee Appointments
The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Code of Business Conduct for Directors.
The following table outlines other public company directorships our nominee directors hold, including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has no concerns with any Board member's other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Baker, B.	None	—	—
Dielwart, J.	Veren Inc.	TSX/NYSE	Reserves; Environmental, Health and Safety (Chair)
Fohrer, A.	TXNM Energy, Inc.	NYSE	Audit and Ethics (Chair); Nominating and Governance
Folse, L.	None	—	—
Kousinioris, J.	None	—	—
MacGibbon, C.	Osisko Gold Royalties Ltd.	TSX	Audit and Risks; Human Resources
O’Flynn, T.	None	—	—
Pinney, B.	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit (Chair); Human Resources and Compensation; Governance and Sustainability
	SNDL Inc.	NASDAQ	Audit (Chair); Compensation
Reid, J.	None	—	—
Sharma, M.	Finning International Inc.	TSX	Audit; Governance and Risk
	Vermilion Energy Inc.	TSX/NYSE	Audit (Chair); Governance and Human Resources
Sharman, S.	None	—	—

2025 Management Proxy Circular	65

Board Expertise
Orientation and Continuing Education
Orientation
Prior to any new appointments to the Board, nominees are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between nominees are scheduled with each executive officer in order to allow them to familiarize themselves with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also includes providing nominees with the following:
+An online director’s manual containing information about a director's duties and obligations, the Board, each committee (including the charter for each committee), the Company’s constating documents, the Code of Business Conduct for Directors, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;
+Access to materials and minutes from recent Board and committee meetings; and
+At the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.
New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy and utilities industry, strategy, operations, financial matters, legal compliance, cybersecurity, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.
Continuing Education
Our continuing education for directors seeks to instruct directors regarding the Company and industry, which includes the following:
+A comprehensive package of information before each Board and committee meeting;
+Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;
+Focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;
+Presentations from outside financial advisors, legal counsel and other consultants;
+Access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;
+Presentations by management to provide directors with information pertinent to our business;
+Information sessions on topics suggested by management or directors;
+Reports on the work of Board committees following committee meetings;
+Full access to our senior management and employees;
+Professional development courses (e.g., our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors); and
+Encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

66	TransAlta Corporation

In 2024, our directors received continuing education facilitated by TransAlta that included presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
February/October	Capital Structure	CIBC/Morgan Stanley	All directors
April	Alberta Market Structure and Regulatory Change	TransAlta	All directors
April/July	Defense Preparation	CIBC	All directors
April/July	Technology	TransAlta	All directors
July	Government Affairs	TransAlta	All directors
July	Culture	TransAlta	All directors
July	Executive Compensation Peer Groups	Laulima Consulting and Farient Advisors	HRC members
July	Centralia Redevelopment Tour	TransAlta	Most directors
July/October	Cybersecurity	TransAlta	AFRC members
October	Data Centres	Boston Consulting Group	All directors
The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including building collegiality by meeting as directors in a less formal atmosphere, meeting high-potential employees in order to advance the succession planning for the Company and holding educational sessions on important topics for the Company’s business and strategic direction. In 2024, the Company held four evening dinner sessions before four regularly scheduled Board meetings.

In addition to these education sessions, during 2024, Mr. Dielwart attended an Indigenous awareness training session hosted by Veren Inc., Ms. MacGibbon attended several training sessions and webinars, Mr. Pinney attended various information sessions presented by the Institute of Corporate Directors and other professional services organizations, Mr. O'Flynn attended two multi-day Independent Director conferences to review issues and trends important for directors and Ms. Sharma attended the following: Future Scenarios for AI, AI Tsunami Event, Boardroom Innovations from the Fortune 500, 2024 Tax and Federal Budget Webinar and Audit Committee Forum.

Financial Literacy
An individual is defined as financially literate if they can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all current and nominee directors are financially literate according to this definition. As well, Mr. Pinney, Mr. Fohrer, Ms. MacGibbon, Ms. Sharma and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended.

This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the AFRC and/or Board in the absence of such designation.

2025 Management Proxy Circular	67

External Consultants and Other Third Parties
The Board and its committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors LLC (“Farient”) as independent compensation consultants to advise it on the Company’s compensation plans. See “Compensation Governance – Independent Advice”.
Board Effectiveness
Board Evaluation
We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the performance of the Board, Board committees, individual directors and the Chair. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board
Board members complete a detailed questionnaire that: (i) provides quantitative ratings in key areas; and (ii) seeks subjective comment in each of those areas.
Responses are reviewed by the GSSC together with the Chair of the Board.
Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Board.
The GSSC and Board review and consider any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.
The summary report is reported to the full Board by the Board Chair during an in camera session.
Areas of improvement and objectives are identified and monitored.
Suggestions are provided to the CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board
Board members assess and comment on the Chair of the Board’s performance measured against the position description.
Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session. The results of this review form the basis for objectives for the Chair for the upcoming year.
Before the end of the Chair of the Board’s first term, the Chair of the GSSC makes a recommendation to the full Board with respect to the renewal of the term.

68	TransAlta Corporation

Board Committees (Annual)	All Members of the Board
Board members complete a detailed questionnaire to evaluate how well the committees are operating and to make suggestions for improvement.
Responses are reviewed by the GSSC and the Chair of the Board.
Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the committees.
The GSSC and Board reviews and considers the proposed changes to the committee charters.

A summary report is prepared by the Chair of the GSSC.
The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.
The Chairs of the respective committees are expected to follow up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director
Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.
Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.
The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

Identifying New Candidates for the Board
The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and the networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, from third-party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors, the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and the Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills is represented. The GSSC also considers prospective candidates’ relative executive leadership, diversity, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

2025 Management Proxy Circular	69

Board Chair and GSSC assess the composition, skills and experience of the existing Board, current and future needs and considers diversity	Identity potential candidates	In-depth review of qualifications, and consideration of diversity	Review independence and potential conflicts, and interview potential candidates	Recommend selected candidates for Board appointment
In addition, regard is also given to self-identified gender, identification with a designated group, age, business experience, professional expertise, personal skills, stakeholder perspectives and the geographic background of any potential candidate. In the Company's most recent active recruitment of new director nominees undertaken in late 2022 and early 2023, the GSSC engaged in very targeted recruitment focused exclusively on diverse candidates, including women and members of ethnic and racial groups.
Specifically, the GSSC actively evaluated four candidates for nomination to the Board, all of whom were women and two of whom were members of ethnic and racial groups. All of these factors were then considered with the goal of creating a diverse Board that together can provide effective insight, oversight and foresight to benefit the Company. These considerations culminated in the nomination and appointment of Ms. Sharma and Ms. MacGibbon to the Board in early 2023.
Nomination Rights
Pursuant to the Investment Agreement, for so long as Brookfield holds exchangeable securities, Brookfield is entitled to designate two nominees for election to the Board at each annual meeting of Shareholders. Each nominee must (i) be an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Mr. Baker and Mr. Reid are the Brookfield nominees to the Board.
The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual Shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business; has served in a senior executive, leadership or entrepreneurial position; has broad exposure to and understanding of the Canadian business community; and
has the skills for directing the management of a company, motivation and the availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.
If either of Brookfield’s nominees to the Board is not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at nine per cent and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill and voting obligations that largely expired in 2022, and provided that for so long as there are Brookfield nominees on the Board, Brookfield will not solicit proxies, request a special meeting of Shareholders, propose a shareholder proposal, or seek to obtain representation on the Board other than pursuant to the Investment Agreement.
Mr. Baker and Mr. Reid were not directors of the Company at the time the Brookfield Investment was

70	TransAlta Corporation

approved and entered into by the Company. For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the investment, refer to the Company’s material change report dated March 26, 2019, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, and the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta are also available on SEDAR+ and EDGAR.
Shareholder Engagement
The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages Shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional Shareholders on an annual basis.
Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, Shareholder proposals, Board or committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person, virtual or telephone meetings with our significant Shareholders.
The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found under the "Policies" tab on the Company’s website at www.transalta.com/investors/governance.
The Board will endeavour to respond to all appropriate correspondence in a timely manner.
Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the Board (marking the envelope “Confidential – Board-Shareholder Engagement”) or email (marking the subject line as “Confidential – Board-Shareholder Engagement”) as follows:
Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 1 St SE
Calgary, Alberta T2G 1B1
Or via email to: corporate_secretary@transalta.com
Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders and other stakeholders are also encouraged to contact us through our Ethics Helpline at 1-855-374-3801 (Canada/US) or 1-800-40-5308 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

2025 Management Proxy Circular	71

Other Information
Loans to Directors and Officers
As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2024 fiscal year. The Board must approve any loans that may be made to directors and officers.
As of Dec. 31, 2024, no indebtedness was due from any associate of any director or executive officer of the Company.
Directors' and Officers' Liability Insurance
The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from Dec. 31, 2023, to Dec. 31, 2024, was US$1,655,267. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$ 3-million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.
Interests of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10 per cent of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Proxy Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2024 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

72	TransAlta Corporation

Report of the Audit, Finance and Risk Committee and Committee Responsibilities

Thomas M. O'Flynn (Chair)
In fulfilling its mandate in 2024, the AFRC completed the following:
Financial Reporting
+Reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;
+Received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;
+Received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and
+Reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended Dec. 31, 2024.
Risk Management, Regulatory Compliance and Governance
+Reviewed the mandate of the AFRC;
+Received updates on and oversaw the Company’s information management and technology systems, assessment and mitigation of any operational risks;
+Reviewed, with the Board, the Company’s cybersecurity program, evaluating threat readiness and resilience, and the program's sustainability to monitor and respond to potential cyberattacks;
+Received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management Framework; and
+Received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.
Financial Planning
+Received tax updates and reviewed the long-range tax and financing plan;
+Reviewed all financings and financing strategy;
+Reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses; and
+Reviewed the Company’s policies with respect to financial and commodity exposure management.
External Auditors
+Reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for Shareholder approval;
+Reviewed all quarterly and annual reports from the external auditors on the results of their quarterly reviews and annual audit of financial statements and internal controls over financial reporting;
+Reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management; and
+Held an in camera discussion with external auditors after every meeting.
Internal Audit
+Reviewed the annual internal audit plan and received quarterly updates on the internal audit, Sarbanes-Oxley compliance, insights from completed internal audits, updates on management requests, and continuous audit planning; and
+Held in camera discussion with internal auditors after each meeting.

Alan Fohrer	Candace MacGibbon	Bryan Pinney	Manjit Sharma

Members
The AFRC is comprised of independent directors in accordance with National Instrument 52-110 - Audit Committees. All members of the AFRC are "financially literate", as required by the Canadian Securities Administrators and the NYSE, and are also "audit committee financial experts" as defined by the US Securities Exchange Act of 1934, as amended.
Mandate
The AFRC supports the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company's financial statements and the financial reporting process, the Company's systems of internal financial controls and disclosure controls established by management, as well as the Company's risk identification and assessment process conducted by management. The full text of the AFRC's Charter and more information relating to the AFRC is available on TransAlta's website at www.transalta.com/investors/governance or at www.sedarplus.ca as an appendix to the Company's annual information form.

During 2024 the AFRC met in camera, without management present, at the conclusion of each stand-alone AFRC meeting.
The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2024.

2025 Management Proxy Circular	73

Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

Bryan Pinney (Chair)
In fulfilling its mandate in 2024, the GSSC completed the following:
Corporate Governance
+Reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;
+Evaluated the size and composition of the Board committees to provide for staffing of each committee with the appropriate mix of skills and experience to maximize effective decision-making;
+Provided oversight of the Board succession process, including consideration of potential director candidates;
+Identified, assessed and recommended the nominees to stand for election as directors at the Meeting;
+Reviewed the Company’s General Governance Guidelines for the Board;
+Reviewed the charters of each committee;
+Reviewed the written Corporate Code of Conduct, Supplier Code of Conduct and Code of Business Conduct for Directors;
+Reviewed and assessed the terms of reference of the Chair of the Board;
+Reviewed independent director share ownership requirements;
+Reviewed the Shareholder Engagement and Workplace Diversity policies;
+Reviewed relationships between the Company and Indigenous communities;
+Reviewed sponsorships, donations and political contributions;
+Reviewed the market competitiveness of directors’ compensation;
+Performed an anonymous evaluation of the Board, its committees and the individual directors and held a discussion in camera at the Board level on the results of such evaluations, also addressing matters for improvement and change where applicable; and
+Reviewed the directors’ and officers’ insurance program.
Environment, Health and Safety
+Received regular reports from management regarding environmental, health and safety (EH&S) compliance, trends and TransAlta’s responses, including climate change and emissions reduction, and policy and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the United States and Australia;
+Assessed the impact of GHG policies and other legislative initiatives on the Company’s business;
+Reviewed with management the EH&S policies of the Company;
+Received regular reports from management on the Company's dam safety program, including risk profiles, results of investigations, significant projects, safety priorities and recommendations from the external dam safety review panel;
+Reviewed TransAlta’s Emergency Response Plan;
+Received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and
+Reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.
Sustainability
+Reviewed the Company’s sustainability performance against its sustainability targets;
+Approved sustainability targets in the areas of safety and Indigenous cultural awareness;
+Received regular reports from management on ESG developments and trends; and
+Received and recommended for approval the annual ESG report from management regarding TransAlta’s ESG objectives.

Alan Fohrer	Laura Folse	Sandra Sharman

Members
The GSSC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.
Mandate
The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for Board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company's monitoring and environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.
The Charter of the GSSC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2024 the GSSC met in camera, without management present, at the conclusion of each GSSC meeting. The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2024.

74	TransAlta Corporation

Report of the Human Resources Committee and Committee Responsibilities

Sandra Sharman (Chair)
In fulfilling its mandate in 2024, the HRC completed the following:
Executive Compensation and Governance
+Reviewed and approved the annual incentive and long-term incentive performance achievements, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year;
+Reviewed the Company’s say-on-pay policy;
+Reviewed and approved its Charter;
+Reviewed and approved the Company's Clawback Policy;
+Assessed executive and management succession and reviewed assessments for leaders across the Company;
+Approved the compensation comparator group and reviewed the annual incentive and long-term incentive metrics;
+Reviewed the executive assessment process and share ownership guidelines;
+Discussed compensation governance and risk assessments provided by the Board's external independent advisor;
+Conducted annual compensation reviews for executive officers; and
+Recommended to the Board the executive goals and CEO compensation.
Human Resources and Pensions
+Reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;
+Reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and
+Together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report including annuitization of the U.S. defined benefit pension plan;
In addition, during 2024 the HRC:
+Held management succession discussions and received updates on progress to ensure the robust development of candidate pools at various levels in the organization for leadership capability and continuity;
+Reviewed equity, diversity and inclusion, top talent retention and culture strategy, including monitoring the Company’s progress thereon;
+Engaged in an education session facilitated jointly by the Board and external compensation advisors on executive compensation peer groups;
+Reviewed whistleblower complaints related to human resources matters;
+Reviewed results of the Company’s Code of Conduct training;
+Reviewed the CEO’s position description; and
+Together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

Candace MacGibbon	Manjit Sharma	Sarah Slusser

Members
All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.
Mandate
The HRC is empowered by the Board to oversee, review and approve the key compensation, human resources and pension policies and plans of TransAlta that are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company's executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies that support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.
The Charter of the HRC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2024 the HRC met in camera, without management present, at the conclusion of each stand-alone HRC meeting.
The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2024.

2024 Management Proxy Circular	75

Report of the Investment Performance Committee and Committee Responsibilities

Laura Folse (Chair)
The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leader in responsible energy transition mainly by converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of major Board-approved capital expenditure projects in furtherance of the Company's strategic plans.
In fulfilling its mandate in 2024, the IPC completed the following:
+Reviewed the Charter of the IPC;
+Reviewed, and made recommendations to the Board with respect to, investment opportunities;
+Reviewed key elements relating to the Company’s major capital projects; and
+Reviewed post-investment returns on assets of prior major capital projects, including Northern Goldfields.

Harry Goldgut	Thomas O'Flynn	James Reid	Sarah Slusser

Members
The IPC is composed of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.
Mandate
The IPC assists the Board by providing oversight of management's investment conclusions and of the execution of major Board-approved capital expenditure projects that advance the Company's strategic plans.
The full text of the IPC's Charter and more information relating to the IPC is available on TransAlta's website at www.transalta.com/investors/governance.

During 2024 the IPC met in camera, without management present, at the conclusion of each IPC meeting. The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2024.

76	TransAlta Corporation

Director Compensation
Report on Director Compensation
Philosophy and Approach
The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:
+The Company’s strategic plans and priorities;
+The complexity of the industry and size of the business;
+The retention and attraction of qualified individuals to serve as directors on the Board;
+The provision of competitive compensation; and
+The importance we place on aligning directors’ compensation with the interests of Shareholders.
Director compensation does not include retirement benefits, change of control or severance provisions, health-care coverage, pensions, charitable  donations,

vehicles, club memberships or other such perquisites. In addition, non-management directors are not eligible to participate in the Company’s long-term incentive plan (consisting of restricted share units and performance share units) or stock option plan.
The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size on a revenue, asset and market capitalization basis.

2025 Management Proxy Circular	77

Components of Compensation for 2024

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$195,000
Dam Safety Advisor	$20,000
Fee for each Board meeting in excess of 10	$1,750
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000
Investment Performance Committee (Chair)	$25,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000
(1)All amounts are payable in Canadian dollars.
(2)At least half of each director’s annual retainer must be paid in common shares of the Company (purchased on behalf of the director in the open market) or in deferred share units. A director can elect to receive the other half of the annual retainer in cash, deferred share units or common shares.
(3)Committee members do not receive an annual retainer.
Deferred Share Units
Each deferred share unit (DSU) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.
DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the volume-weighted average price
(VWAP) of a TransAlta common share on the TSX for the five trading days preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the market value preceding the date dividends are paid on our common shares.
Following retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in the director’s account multiplied by the then market value, less applicable taxes.
Share Ownership Requirements of Directors
The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each independent director is required to acquire and hold a minimum value of three times the annual retainer   within   five   years   of   joining   the   Board. New
directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board. Following an increase in director compensation, a director will have two years to acquire and hold the equivalent of one times the amount of the increase to the annual retainer and five years to acquire and hold a minimum value of three times the amount of such increase.

78	TransAlta Corporation

Shareholdings of directors at Dec. 31, 2024, are shown below:

Director and Year Appointed	Year	Total Shares and Share Units(1)	Change Year Over Year	Value(2)	Equity at Risk Multiple of 2024 Annual Retainer(3)	Ownership Requirement Met
J. Dielwart (2014)	2024	224,114	27,963	$4,249,201	12.88x	Yes
	2023	196,151		$2,122,354	6.43x
A. Fohrer (2013)	2024	158,512	11,767	$3,005,388	15.41x	Yes
	2023	146,745		$1,587,781	8.14x
L. Folse (2021)	2024	30,374	9,068	$575,891	2.95x	On Track(4)
	2023	21,306		$230,531	1.18x
H. Goldgut (2019)	2024	94,695(5)	17,072	$1,795,417	9.21x	Exempt(6)
	2023	77,623(5)		$839,881	4.31x
J. Kousinioris (2021)(7)	2024	720,923	158,665	$13,668,700	N/A	Yes(8)
	2023	562,258		$6,083,632	N/A
C. MacGibbon (2023)	2024	33,872	22,804	$642,213	3.29x	Yes(9)
	2023	11,068		$119,756	0.61x
T. O’Flynn (2021)	2024	35,545	9,068	$673,933	3.46x	Yes(4)
	2023	26,477		$286,481	1.47x
B. Pinney (2018)	2024	135,934	14,922	$2,577,309	13.22x	Yes
	2023	121,012		$1,309,350	6.71x
J. Reid (2021)	2024	48,825(5)	17,072	$925,722	4.75x	Exempt(6)
	2023	31,753(5)		$343,567	1.76x
M. Sharma (2023)	2024	25,641	17,369	$486,153	2.49x	On Track(10)
	2023	8,272		$89,503	0.46x
S. Sharman (2020)	2024	75,639	18,467	$1,434,115	7.35x	Yes
	2023	57,172		$618,601	3.17x
S. Slusser (2021)	2024	30,374	9,068	$575,891	2.95x	On Track(4)
	2023	21,306		$230,531	1.18x
(1)Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation – Deferred Share Units” for further information.
(2)The 2023 value is based on the weighted average closing price of TransAlta's common shares on the TSX for the 20 trading days before and including Dec. 31, 2023, of $10.82, and the 2024 value is based on the weighted average closing price of TransAlta's common shares on the TSX for the 20 trading days before and including Dec. 31, 2024, of $18.96.
(3)Pursuant to our External Directors Share Ownership Requirements, independent directors are required to acquire and hold a minimum value of three times such director’s annual retainer fee within five years from the date they joined the Board. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation.
(4)    Ms. Slusser, Ms. Folse and Mr. O’Flynn were appointed to the Board on May 4, 2021. Ms. Folse and Mr. O'Flynn have until May 4, 2026, to hold shares or DSUs equal to three times their annual retainer ($585,000).

2025 Management Proxy Circular	79

(5)    Mr. Goldgut and Mr. Reid were nominees of Brookfield during 2024 and both elected to receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 189,389 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2024, pursuant to the directions of the Brookfield nominee directors.
(6)    Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and so long as Brookfield is in compliance with its obligations under the Investment Agreement.
(7)Mr. Kousinioris’ total shares and share units comprise “eligible shares” for the purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Governance — NEO Share Ownership”). As at Dec. 31, 2024, he held 185,342 RSUs and 25,451 ODSUs. In addition, as at Dec. 31, 2024, Mr. Kousinioris held 407,754 PSUs and 718,896 options to acquire common shares, which do not count towards meeting the requirements under the executive share ownership policy. See “Compensation Discussion and Analysis – Incentive Plan Awards.”
(8)Mr. Kousinioris is the President and CEO of TransAlta and has been a Board member since April 1, 2021. Mr. Kousinioris is required to hold five times his base salary in accordance with the Company’s executive share ownership policy.
(9)Ms. MacGibbon was appointed to the Board on April 28, 2023, and has until April 28, 2028, to hold shares equal to three times her annual retainer ($585,000).
(10)    Ms. Sharma was appointed to the Board on Jan. 1, 2023, and has until Jan. 1, 2028, to hold shares equal to three times her annual retainer ($585,000).
Summary of Directors’ Compensation for the Fiscal Year 2024
Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $195,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,750 is paid. The per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations. Please see the tables below that provide further details of the fees and share-based awards for directors.

80	TransAlta Corporation

Fees and Share-Based Awards Paid in 2024

Name	Cash Fees Earned ($)	Travel/ Board Meeting Fees(1)(2) ($)	Committee Chair Fee ($)	Share-Based Awards(3) ($)	All Other Compensation ($)	Total ($)
Ambrose(4)	31,053	—	7,967	31,053	—	70,073
Dielwart(5)	—	1,500	—	330,000	—	331,500
Fohrer	97,500	6,000	—	97,500	20,000(6)	221,000
Folse	97,500	4,500	25,000 (IPC)	97,500	—	224,500
Goldgut(7)	—	—	—	195,000	—	195,000
Kousinioris(8)	N/A	N/A	N/A	N/A	N/A	N/A
MacGibbon	—	6,000	—	195,000	—	201,000
O’Flynn	97,500	4,500	17,102	97,500	—	216,602
Pinney	—	1,500	25,000 (AFRC/GSSC)	195,000	—	221,500
Reid(7)	—	—	—	195,000	—	195,000
Sharma	97,500	6,000	—	97,500	—	201,000
Sharman	—	4,500	25,000 (HRC)	195,000	—	224,500
Slusser	97,500	4,500	—	97,500	—	199,500
TOTAL	518,553	39,000	100,069	1,823,553	20,000	2,501,175
(1)Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).
(2)The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,750 per meeting is paid. In 2024, the Board held six Board meetings.
(3)Reflects the portion of director fees earned in 2024 that were allocated to DSUs or common shares. At least half of each director’s annual retainer must be paid in common shares (purchased on behalf of the director in the open market) or in DSUs. A director can elect to receive the other half of the annual retainer in cash, DSUs or common shares.
(4)Ms. Ambrose retired as a member of the Board, Chair of the GSSC and a member of the HRC on April 25, 2024.
(5)Mr. Dielwart is Chair of the Board.
(6)Fee for acting as Dam Safety Advisor.
(7)Mr. Goldgut and Mr. Reid elected to receive common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof.
(8)Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (NEOs) in this Proxy Circular.

2025 Management Proxy Circular	81

Share-Based Awards Outstanding
The following table discloses the number and value of share-based awards held by directors and outstanding as at Dec. 31, 2024. In accordance with best governance practices, the Company does not grant stock options to its directors.

Name	Number of Share-Based Awards That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Ambrose	—	—	1,636,931
Dielwart	—	—	3,109,535
Fohrer	—	—	2,884,081
Folse	—	—	575,891
Goldgut	—	—	—
Kousinioris(3)	N/A	N/A	N/A
MacGibbon	—	—	540,151
O’Flynn	—	—	575,891
Pinney	—	—	1,704,220
Reid	—	—	—
Sharma	—	—	486,153
Sharman	—	—	1,434,115
Slusser	—	—	575,891
TOTAL			13,522,859
(1)For the purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a member of the Board as set out in the Company's Share Unit Plan.
(2)Calculated using the 20-day VWAP of our common shares on the TSX ending Dec. 31, 2024, of $18.96. This calculation includes dividend accruals on DSUs but does not include fractional DSUs.
(3)Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

82	TransAlta Corporation

Value Vested During the Year
The table below includes the amount of variable compensation that vested in 2024, which represents the amount of annual grants of DSUs and common shares made to our directors:

Name	Option-Based Awards - Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
		Shares	DSUs(2)
Ambrose	—	—	31,053	—
Dielwart	—	165,000	165,000	—
Fohrer	—	—	97,500	—
Folse	—	—	97,500	—
Goldgut	—	195,000	—	—
Kousinioris(4)	N/A	N/A	N/A	N/A
MacGibbon	—	—	195,000	—
O’Flynn	—	—	97,500	—
Pinney	—	195,000	—	—
Reid	—	195,000	—	—
Sharma	—	—	195,000	—
Sharman	—	—	195,000	—
Slusser	—	—	97,500	—
TOTAL	—	750,000	1,171,053	—
(1)In accordance with good governance practices, we do not grant stock options to our directors.
(2)For the purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out in the Company's Share Unit Plan. The value vested during the year for the DSUs excludes dividend accruals.
(3)The Company does not have a non-equity incentive plan for its directors.
(4)Mr. Kousinioris has been the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

2025 Management Proxy Circular	83

Breakdown of Annual Retainer
The following table shows the manner in which each director received their annual retainer for the year ended Dec. 31, 2024.

Director	Cash (%)	Equity (%)
Ambrose	50	50
Dielwart	—	100
Fohrer	50	50
Folse	50	50
Goldgut(1)	—	100
Kousinioris(2)	N/A	N/A
MacGibbon	—	100
O’Flynn	50	50
Pinney	—	100
Reid(2)	—	100
Sharma	—	100
Sharman	—	100
Slusser	50	50
(1)Mr. Goldgut and Mr. Reid received common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.
(2)Mr. Kousinioris, our President and CEO, does not receive compensation as a director.

84	TransAlta Corporation

Report on Executive Compensation

This section discusses executive compensation at TransAlta, including our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2024 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

2025 Management Proxy Circular	85

Letter from the Human Resources Committee
Dear Shareholders,
The Human Resources Committee (HRC) oversees TransAlta’s key compensation programs, compensation risk management and senior leadership succession and development. TransAlta is guided by its five-pillar executive compensation philosophy (see page 95) designed to create long-term value for Shareholders by: incenting management to achieve strategic objectives;

driving a focus on pay for performance; aligning with Shareholder interests; ensuring effective oversight and risk management; and attracting and retaining talent. We are pleased to share how we implement this compensation philosophy and to describe our leading practices and strong governance in the Compensation Discussion and Analysis (CD&A) that follows.
2024 Corporate Strategy and Highlights
TransAlta provides diversified and reliable power generation across its core markets of Canada, the United States and Western Australia with world-class trading and business development teams. The Company's goal is to deliver solutions to meet its customer's needs for reliable, sustainable power. Strategic priorities include optimizing their Alberta Portfolio, executing their growth plan, selectively expanding flexible generation and reliability assets, defining the next generation of power solutions and leading in ESG and market policy development.
TransAlta remains committed to a balanced, technology-agnostic generation mix. The strategy is focused on customer needs, operational excellence and its people, working together to provide long-term Shareholder value in an evolving energy landscape. The Company believes the organizational culture, commitment to ED&I and ESG initiatives positions it to provide exceptional results, and is very proud of its 2024 achievements, which include the following:
+Delivered strong EBITDA and FCF of $1.25 billion and $569 million respectively and FCF of $1.88 per share;
+Closed the acquisition of Heartland Generation on Dec. 4, 2024, adding 1,747 MW of complementary flexible capacity;
+Maintained a strong balance sheet with no change to credit ratings or outlook;
+Increased the common share dividend by nine per cent to $0.24 per year commencing April 1, 2024;
+Purchased and cancelled 13.5 million common shares under the Normal Course Issuer Bid program;
+Delivered exceptional operational performance with strong availability of units to supply power consistently to customers and during periods of significant grid demand;
+Announced the mothballing of Sundance Unit 6 effective April 1, 2025, for a period of up to two years, maintaining flexibility to return the unit to service based on market conditions;
+Advanced the growth plan by achieving commercial operations on Horizon Hill and White Rock wind facilities in Oklahoma, as well as completed the Mount Keith 132kV expansion in Australia;
+Entered into 10-year transfer agreements for the sale of 100 per cent of the expected Production Tax Credits from TransAlta's Horizon Hill and White Rock wind facilities; and
+Remained on track to achieve the majority of its ESG sustainability goals and targets.
Additional detailed information is available in TransAlta's 2024 Integrated Report.

86	TransAlta Corporation

Pay for Performance
The 2024 compensation pay mix is described on page 97, detailing the significant weight given to variable or at-risk compensation for the CEO and NEOs at 82 per cent and 71 per cent respectively. The HRC further reinforces TransAlta's pay-for-performance philosophy by annually reviewing and approving its variable pay metrics. Executive compensation is linked to performance by including both financial and strategic measures in the Annual Incentive Compensation (AIC) and Long-Term Incentive (LTI) Plans.
TransAlta's AIC and Performance Share Unit (PSU) metrics remain consistent, clear, measurable and focused on driving value for Shareholders.
In the three-year performance period from 2022 to 2024, TransAlta delivered strong operational and financial performance results, including a 53 per cent absolute Total Shareholder Return (TSR) and Relative TSR at the 93rd percentile of the Capped Utilities Index. See pages 98 and 105 for details on our AIC and PSU scorecard performance results.
The CEO’s realizable pay over the three previous years is shared on page 111, demonstrating the strong link to performance and alignment with TSR.
Executive Compensation Best Practices and Governance
The HRC oversees the Company’s executive compensation programs by monitoring best practices and aligning our practices with the Company’s evolving business strategies and needs. Since 2018, the HRC has worked with their external compensation advisor, Farient, for independent advice to ensure alignment between TransAlta‘s executive compensation plans, its business strategy and Shareholder interests.
In July 2024, Farient and Laulima Consulting ("Laulima") (management's external compensation advisors) jointly presented a director education session to the HRC reviewing TransAlta's executive compensation peer group and best practices for peer group selection. Given the changing regulatory and competitive environment, the executive compensation peer group is reviewed and data is compiled by our independent advisors on an annual basis to ensure compensation is in a competitive range relative to TransAlta's peer group.
Based on the comparative positioning of TransAlta's target compensation to market in 2024, the HRC is satisfied that the NEOs are compensated competitively and in alignment with TransAlta's compensation philosophy (see page 99).
Farient provides advice directly to the Chair of the HRC on decisions regarding CEO compensation.
Farient annually reviews the rigour of TransAlta's incentive plan goals, metrics and targets and reports findings to the HRC to ensure suitability based on TransAlta’s recent and projected plan performance, analyst expectations and the appropriateness of how pay varies with performance. Farient also conducts an annual assessment of TransAlta's compensation risk. The 2024 assessment concluded that there are no material risks associated with TransAlta's compensation programs.
TransAlta is confident that its scorecards for the AIC and PSU Plans are effective, performance-based and aligned with Shareholder value.
On a broader human capital basis, gender pay equity performance for women in equivalent roles as men was 99 per cent in 2024, remaining within TransAlta's target ratio of plus or minus three per cent (refer to the 2024 Integrated Report).
We have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create long-term value for Shareholders.

2025 Management Proxy Circular	87

CEO Compensation
Mr. Kousinioris’ 2024 compensation is outlined in the Summary Compensation Table (see page 122). For 2025, recognizing his strong in-year performance and his 3.8 year tenure as CEO, the HRC approved a $30,000 base salary increase and an increase in his 2025 target LTI from 350 per cent to 400 per cent of base salary. The resulting target total direct compensation (defined as base salary, plus target AIC and target annual LTI value) for Mr. Kousinioris for 2025 is $6,180,000, positioning his total direct compensation slightly above the peer group median.
TransAlta has robust share ownership requirements for executives, further aligning their long-term interests with Shareholders. As of Dec. 31, 2024, Mr. Kousinioris owned 13.7 times his base salary, exceeding his share ownership requirement of five times base salary (see “NEO Share Ownership” on page 121).
Shareholder Engagement
The HRC considers interaction and communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program with Shareholder interests. We stay current with best practices, engage in quarterly results calls, participate at in-person conferences and initiate Shareholder outreach.
We continued our annual practice of meeting with proxy advisor firms in February 2024 to describe TransAlta’s executive compensation program and we listened to their feedback. At the 2024 annual meeting of shareholders, we received 99.0 per cent support for our say-on-pay proposal, following 96.2 per cent support in 2023.
Talent Strategy and Succession Planning
Developing and retaining talent is critical to TransAlta's growth and future success. The HRC is not only dedicated to ensuring the executive team has the right background and skills, but also engages in thoughtful discussion on organizational culture, ED&I and leadership development and succession plans.
The Company is committed to developing internal succession candidates for leadership positions. In 2024, more than 38 senior leaders participated in TransAlta's leadership training program, "The Five Functions of Executive Leadership" over the course of the year, with quarterly sessions delivered by a renowned expert in leadership development and cultural transformation.
In 2024, TransAlta made several changes to the executive team following an extensive and broad search for diverse and high level leadership talent. We are extremely pleased to share the addition of several new executives to the organization that position TransAlta to continue to successfully deliver on its strategy.
+Nancy Brennan joined TransAlta as Executive Vice President, Legal on February 26, 2024.
+Joel Hunter joined TransAlta as Executive Vice President, Finance and Chief Financial Officer on July 1, 2024 following the departure of his predecessor, Todd Stack.
+Mark Flickinger joined TransAlta as Executive Vice President, Project Delivery and Construction on July 15, 2024 following the departure of his predecessor, Aron Willis.
We thank those who have left for their significant contributions and welcome these new executive hires.

88	TransAlta Corporation

ED&I and Organizational Culture
TransAlta's Board and executive remain strongly committed to gender diversity and continue to work toward meeting the organization-wide diversity targets. 2024 marks the fourth year of TransAlta's five-year Board approved ED&I Strategy with a focus on embedding ED&I concepts such as “belonging” and allyship within the business.
2024 also marks the third year of a three-year Board-approved organizational culture transformation strategy designed to build a culture focused on results, learning and purpose.
Through intentional efforts in ED&I and organizational culture, in 2024 TransAlta experienced a two per cent increase in its employee engagement score, following a three per cent increase in 2023, placing TransAlta's score seven per cent higher than the industry benchmark. TransAlta's inclusion score, a factor in the employee engagement survey, experienced an eight per cent increase.
With this significant progress, TransAlta has now combined the ED&I and culture strategies into a single Culture Charter and Culture Roadmap as they continue to evolve on a culture transformation journey.
Your Clear and Informed Vote is Important
The CD&A that follows provides clear and comprehensive disclosure of TransAlta's executive compensation plans to allow Shareholders to make informed decisions on the advisory vote. Your participation as a Shareholder is very important to us. We are asking for and look forward to receiving your support by voting in favour of TransAlta’s approach to executive compensation detailed in this Proxy Circular. Thank you for your trust and continued interest in the ongoing success of TransAlta.

John Dielwart Chair of the Board of Directors	Sandra R. Sharman Chair of the Human Resources Committee

2025 Management Proxy Circular	89

2024 Executive Officers
Our 2024 NEOs are listed below, representing their current (or former) position within TransAlta.

John H. Kousinioris President and Chief Executive Officer
Skills and Experience
Appointed as President, Chief Executive Officer, and a Director of TransAlta Corporation in 2021, Mr. Kousinioris is responsible for the overall stewardship of the company, including providing strategic leadership for the company.
Mr. Kousinioris' prior leadership roles as Chief Legal and Compliance Officer, Chief Growth Officer and, most recently, Chief Operating Officer have provided him with responsibility for almost every aspect of TransAlta’s business. Mr. Kousinioris also served as President and a director of TransAlta Renewables Inc. from 2017 to 2021.
Mr. Kousinioris is an active member of his community, serving as Chair of the Board of Governors of Bow Valley College, as a Director on the Board of the Calgary Stampede Foundation and as a Board Member of Axis Connects. He is also a member of the Business Council of Canada and the Business Council of Alberta. Mr. Kousinioris was awarded the Queen Elizabeth II Platinum Jubilee Medal in 2023 in recognition of his contributions and service to the Province of Alberta in the field of business, commerce, industry and economics.
Industry
Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.
Qualifications
Mr. Kousinioris has a Bachelor of Arts degree in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

90	TransAlta Corporation

Joel E. Hunter EVP, Finance and Chief Financial Officer
Skills and Experience
Mr. Hunter joined TransAlta on July 1, 2024 as EVP, Finance and Chief Financial Officer. He is responsible for providing leadership and direction over TransAlta’s financial affairs. In addition to his role as CFO, Mr. Hunter's portfolio also includes accounting and audit, treasury, corporate finance, tax, investor relations, internal audit, enterprise risk, financial planning, controller, trading, strategy and mergers and acquisitions.
Industry
Mr. Hunter joins the TransAlta team with over 26 years of experience in finance, capital markets and strategic planning. He most recently served as EVP and CFO at TC Energy Corporation from 2021 to 2024. Mr. Hunter has served as a Director of Junior Achievement Southern Alberta Institute and TC Pipelines, LP.
Qualifications
Mr. Hunter is a Chartered Financial Analyst (CFA) and holds a Bachelor of Commerce degree in accounting from the University of Calgary and a Bachelor of Arts (Economics) from the University of Regina.

Jane N. Fedoretz EVP, People, Culture and Chief Administrative Officer
Skills and Experience
Ms. Fedoretz joined TransAlta on Nov. 19, 2018, and is currently the Executive Vice President, People, Culture and Chief Administrative Officer. She is responsible for oversight and governance of all Human Resource and Corporate Services matters, including Information Technology, Corporation Communications, Health, Safety, Security and Environment (HSSE), Business Services and Facilities.
Industry
Before joining TransAlta, Ms. Fedoretz held the role of Counsel in the Energy Group at Blake, Cassels & Graydon LLP; Vice President, General Counsel, Chief Compliance Officer and Privacy Officer at CEDA International Corporation, a privately held industrial services company; and held legal roles at Alberta Health Services, Petro Canada and Jacobs Canada specializing in industrial and civil construction law matters.
Qualifications
Ms. Fedoretz holds a Bachelor of Social Work degree from the University of Calgary and Bachelor of Laws degree from the University of Alberta. She is an active member of the Law Society of Alberta.

2025 Management Proxy Circular	91

Kerry O'Reilly Wilks EVP, Growth and Energy Marketing
Skills and Experience
Ms. O’Reilly Wilks joined TransAlta on Nov. 26, 2018, and is currently the Executive Vice President, Growth and Energy Marketing. She oversees our global growth portfolio, trade floor and our energy marketing program. Prior to this role, Ms. O’Reilly Wilks held the position of Executive Vice President, Commercial, Legal and External Affairs where her portfolio spanned legal, commercial, sustainability (ESG), government relations, stakeholder engagement, Indigenous affairs, regulatory and market policy, corporate secretarial, governance and trading compliance.
Industry
Before joining TransAlta, Ms. O’Reilly Wilks was Head of Legal, North Atlantic & UK, for Vale S.A. In this role, she oversaw all issues of Vale’s business arising in North America and the UK. Ms. O’Reilly Wilks also sat as the Head of Legal, Corporate & Marketing, as well as the Global Chief Technology Counsel for Vale. In addition, she occupied a senior strategic advisory role with Vale’s Asia-Pacific affiliates, including their public Indonesian affiliate, as Head of Legal, Asia Pacific. Before joining Vale, Ms. O’Reilly Wilks worked as a partner with Davies Ward Phillips & Vineberg LLP.
Qualifications
Ms. O’Reilly Wilks has a Bachelor of Science degree in neuropsychology from Dalhousie University and a Bachelor of Laws degree from the University of New Brunswick.

Blain M. van Melle EVP, Commercial and Customer Relations
Skills and Experience
Mr. van Melle is the EVP, Commercial and Customer Relations. Mr. van Melle manages TransAlta's global commercial and customer relationships, and his roles include overseeing partnerships, joint ventures, contracts and revenue for TransAlta's contracted and merchant facilities. In addition to Commercial and Customer relations, Mr. van Melle also handles asset optimization, customer origination, forecasting, fuel supply strategy and ESG sustainability goals for TransAlta's business in Alberta.
Industry
Mr. van Melle has 20 years of experience in deregulated power markets, having worked in roles ranging from Asset Optimization, Marketing, Proprietary Trading and Dam Safety since his start at TransAlta in 2004.
Qualifications
Mr. van Melle holds a Bachelor of Science (Hons) degree in agricultural economics from the University of Saskatchewan and a Master of Science degree in agricultural economics from the University of Saskatchewan.

92	TransAlta Corporation

Todd J. Stack Former EVP, Finance and Chief Financial Officer
Skills and Experience
Mr. Stack was EVP, Finance and Chief Financial Officer from May 16, 2019, to his departure date of June 28, 2024. He previously held the roles of Corporate Controller and Corporate Treasurer over the course of his 34-year career at TransAlta.

2025 Management Proxy Circular	93

Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC has made under our compensation programs and the factors considered in making those decisions.
Executive Summary
2024 Performance
We were pleased to report another year of exceptional performance in 2024, hitting the upper end of our initial market guidance for EBITDA and FCF results. We continued to focus on delivering solutions to meet our customers' needs for reliable, sustainable power. We remain positive and focused on our long-term strategic goals as we achieved operational and safety excellence, maintained our financial strength, focused on selectively expanding flexible generation and reliability assets and strengthened our ESG and market policy development.
We were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. For specific details on our 2024 highlights, please refer to page 106. Our key accomplishments are also fully described in our MD&A.

2024 Compensation Outcomes
Our 2024 executive compensation program is aligned with Shareholder interests and financial and strategic performance. Our strong AIC and PSU results for 2024 are outlined below.

2024 AIC Awards
Metric	Weighting	Result Relative to Target
Free Cash Flow	50%	128%
Growth	30%	95%
ESG measures of safety and organizational culture improvements	20%	160%
Scorecard Result: 124%

2022-2024 PSU Awards
Metric	Weighting	Result Relative to Target
Three-year cumulative EBITDA	33.3%	200%
Strategic metrics	33.3%	123%
Total Shareholder Return relative to the S&P/TSX Capped Utilities Index ("Relative TSR")	33.3%	200%
Scorecard Result: 174%

94	TransAlta Corporation

Compensation Philosophy
How We Link Strategy and Compensation
The five pillars of our approach to executive compensation are:
1.Drive Strategic Goals
Objective In 2024, TransAlta’s key strategic goals were to:
+Optimize the Alberta portfolio;
+Maintain financial strength and capital allocation discipline;
+Make substantive advancement on the execution of our growth plans, including wind, solar, storage, hybrid solutions and optimization of our hydro assets;
+Monitor and assess the next generation of power solutions and technologies and potential for investments;
+Advance company ESG metrics, which includes leading in ESG policy development with a focus on improving the environmental footprint of our customers through advancement toward their net-zero targets; and
+Deliver on our long-term ED&I and culture strategy;
These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.
Approach PSU performance factors are established based on the achievement of strategic goals for each year in the three-year performance cycle.
2.Pay for Performance
Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our common share price.
Approach 75 per cent of the NEO’s pay mix is considered “at-risk” and consists of long-term and short-term incentives. Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. The AIC and the PSU plans have a payout range of 0-2x.
3.Align with Shareholder Interests
Objective Our compensation program generates sustainable long-term value for our Shareholders.
Approach Robust share ownership guidelines align executives with shareholders by providing exposure to the stock price through their unvested RSUs, unexercised stock options and common share holdings due to (or well beyond) their ownership guidelines. Executives may not sell their common shares until they have met their respective share ownership guidelines.
4.Effective Oversight and Risk Management
Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.
Approach The HRC conducts an annual risk assessment that reviews compensation programs and incentive plans, including both financial and non-financial goals for their potential to induce undue risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.
5.Attract and Retain Key Talent
Objective Attract and retain executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.
Approach Executive target compensation is benchmarked to the 50th percentile of market data as an overall guideline, also ensuring that TransAlta is competitive with respect to the individual executive's experience and role criticality. The benchmark data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size and companies that we compete with for executive talent.

2024 Management Proxy Circular	95

2024 Compensation Decisions
Say on Pay and Shareholder Engagement
At the 2024 annual meeting, 99.02 per cent of Shareholders supported our approach to executive compensation. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional shareholders on an annual basis. In 2024, shareholder outreach was conducted via quarterly results calls, in-person and virtual conferences and meetings and targeted marketing in our core operating jurisdictions with the
CEO and CFO. The Board, the CEO and senior management also targeted engagement with shareholders following the announcement of our CFO transition. We specifically met with proxy advisory firms to describe TransAlta’s compensation program, stay current with respect to best practices and consider Shareholders’ input.
2024 Plan Enhancements and Updates

Enhancements/Updates	Rationale
Short-term Incentive (AIC Plan)
Corporate Scorecard:
+In 2024, we retained all existing metrics (FCF, Growth and ESG) and weightings from 2023. Our target ranges were made wider and the minimum threshold was decreased from 50 per cent to 25 per cent
+Metrics remain closely aligned with TransAlta’s strategic objectives
+Target ranges and thresholds were updated to be more challenging and account for uncertainty in the current market and regulatory environment

Long-term Incentive
+2024 PSUs retain the same three consistent metrics: three-year cumulative EBITDA, a qualitative strategic score and Relative TSR (measured against the Capped Utilities Index), each equally weighted at 33.3 per cent
+The minimum threshold was decreased from 50 per cent to 25 per cent

+Updates were made to strategic goals, the minimum threshold and EBITDA targets in line with our strategy and are set at challenging levels
+Aligned the interests of NEOs and executives with Shareholder interests

96	TransAlta Corporation

2024 Compensation Elements
We provide executive compensation elements that include base salary and short-term and long-term incentives with a focus on pay-for-performance that is aligned with our annual and long-term strategic goals.

Executive compensation is weighted towards variable at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives with those of Shareholders.

		Short-term Incentives (AIC)	Long-term Incentives (LTI)
	Base Salary		PSUs	RSUs	Options
Primary purpose	Market-competitive fixed cash compensation based on each NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Recognize and reward performance Align NEO interests with Shareholders	Reinforce and drive Shareholder value Align NEO interests with Shareholders	Reinforce and drive Shareholder value Align NEO interests with Shareholders
Performance period	Ongoing	1 year	3 years	3 years	7 years (plan provides a maximum ten-year term although TransAlta's practice since 2010 has been to grant with a 7-year term)
Payment	Ongoing	After the end of the performance period, payable in March	At the applicable 3-year cliff-vesting date and in the case of PSUs, after performance results are approved		When exercised
Cash or equity	Cash	Cash or DSUs, at NEO’s election	Net-settled in common shares		Common shares when exercised
CEO target pay mix
Other NEO target pay mix

AT-RISK

2025 Management Proxy Circular	97

Base Salary
The table below outlines the annual base salaries of TransAlta’s NEOs over the previous three years. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive. Base salary increases were approved for
Ms. O'Reilly Wilks, Ms. Fedoretz and Mr. van Melle effective November 8, 2023 to align with increased organizational responsibilities, and Mr. Kousinioris and Mr. Stack received base salary increases effective January 1, 2024 to improve their market competitive positioning. All base salary increases were in line with our compensation philosophy of targeting the median base salary of our peer group and to reward them for the Company’s strong performance in 2023.

Name	2022	2023	2024
John Kousinioris	$900,000	$950,000	$1,000,000
Joel Hunter(1)	$—	$—	$650,000
Jane Fedoretz(2)	$485,000	$625,000	$625,000
Kerry O’Reilly Wilks(2)	$485,000	$650,000	$650,000
Blain van Melle(3)	$375,000	$465,000	$465,000
Todd Stack(4)	$500,000	$517,500	$545,000
(1)Mr. Hunter commenced employment with TransAlta on July 1, 2024.
(2)Ms. O'Reilly Wilks' and Ms. Fedoretz's annual salaries were increased on Jan. 1, 2023, from $485,000 to $550,000. An additional increase was made effective Nov. 8, 2023, to $650,000 for Ms. O'Reilly Wilks and $625,000 for Ms. Fedoretz.
(3)Mr. van Melle's annual salary was increased on Jan. 1, 2023, from $375,000 to $415,000. An additional increase was made effective Nov. 8, 2023, to $465,000.
(4)Mr. Stack departed from TransAlta on June 28, 2024.
Annual Incentive Compensation
In 2024, the CEO and corporate executives’ AIC was determined entirely by corporate performance to align the NEOs with Company corporate performance. AIC for executives in the growth and generation business units was determined based on 75 per cent corporate performance and 25 per cent business unit performance:

Base Pay	x	AIC Target (%) of Salary (70% - 100%)	x	2024 Corporate Weighting (75% - 100%)	x	2024 Business Unit Weighting (0% - 25%)	=	2024 AIC
Our corporate scorecard metrics remained the same year-over-year in 2024. The AIC Plan continues to emphasize financial performance through a relatively high 50 per cent weighting on FCF and a strong commitment to growth via a 30 per cent weighting. The ESG weighting made up the remaining 20 per cent, which is consistent with our peers. 10 per cent of ESG was based on worker safety metrics and 10 per cent consisted of quantitative, measurable and meaningful organizational culture improvements. These metrics represent our 2024 strategy and emphasize the highest short-term priorities with the greatest impact on Shareholder value.

98	TransAlta Corporation

FCF
FCF is a key metric representing the amount of cash available to invest in growth initiatives, make repayments on debt, pay common share dividends or repurchase common shares.
Growth
In support of our growth strategy, this metric is based on the execution and delivery of growth projects in 2024 and is scored by the Investment Committee of the Board.
ESG
Safety metrics include quantifiable measures, including both: (i) Total Safety Report Frequency Rate (TSRFR) (a leading indicator); and (ii) Total Recordable Injury Frequency (TRIF) (a lagging indicator). Our TRIF targets are benchmarked above Electricity Canada and remain a challenge to the organization as we continue to strive toward our target zero philosophy.
The remaining ESG score consists of organizational culture improvements. Targets and scores include quantitative metrics established in accordance with objective third-party surveys and are linked to goals within our Board-approved strategic plans.

The table below shows how the HRC calculated the 2024 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2024.
Corporate Scorecard Results

Metric	Weight	Threshold 25%	Target 100%	Maximum 200%	2024 Result	% of Target Achieved	2024 Performance Factor
FCF(1)	50%	$400M	$525M	$775M	$594M	128%	64%
Growth(2)	30%	25%	100%	200%	95%	95%	29%
ESG
TRIF	5%	0.76	0.38	0.00	0.56	64%	3%
TSRFR	5%	10	12	15	16.4	200%	10%
Organizational culture improvements(3)	10%	2 Milestones	5 Milestones	9 Milestones	8.5	188%	19%
Corporate Result							124%
(1)FCF is a non-IFRS financial measure that does not have a standardized meaning under IFRS and is disclosed in TransAlta's MD&A. Please see “Non-IFRS Measures” for additional information. TransAlta reported a FCF of $569M for the year ended December 31, 2024. A $25M adjustment upwards to FCF was requested by Management and approved by HRC for an unbudgeted payment to terminate the Shell heat rate call option. This was a strategic decision taken to reduce TransAlta's potentially negative financial exposure to Shell in subsequent years that, in Management's view, should not negatively impact employee incentives in 2024.
(2)The Growth score was approved by IPC based on a recommendation by Management and guided by the following objectives: (i) delivery of a growth strategy endorsed by the Board; (ii) development and implementation of an improved organization structure aimed at materially improving performance; (iii) optimization of the development pipeline; and (iv) acceleration of existing brownfield assets and customer projects integral to TransAlta's strategy.
(3)Organizational culture improvement milestones include the outcome of survey results on employee engagement and psychological safety in relation to prior years, the expansion of our Health and Wellness offerings, the execution of training and initiatives to support our culture of results, purpose and learning and the closing of the Heartland Generation transaction.

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The following table outlines the 2024 annual incentives for each NEO:
2024 Executive AIC

Name	Earned Salary in 2024		AIC Target (%) of Salary		Corporate Weighting and Business Unit Weighting(1)		2024 AIC
John Kousinioris	$1,000,000	x	100%	x	(124% x 100%)	=	$1,240,000
Joel Hunter	$322,916	x	70%	x	(124% x 100%)	=	$280,291
Jane Fedoretz	$625,000	x	70%	x	(124% x 100%)	=	$542,500
Kerry O’Reilly Wilks	$650,000	x	70%	x	(124% x 75%) + (116% x 25%)	=	$554,531
Blain van Melle	$465,000	x	70%	x	(124% x 100%)	=	$403,620
Todd Stack(2)							$187,092
(1)In 2024, 100 per cent of Mr. Kousinioris', Mr. Hunter's, Ms. Fedoretz's and Mr. van Melle's AIC was based on corporate performance results. Ms. O'Reilly Wilks' AIC was based 75 per cent on corporate performance results and 25 per cent on business unit performance results.
(2)Mr. Stack departed as EVP, Finance and CFO on June 28, 2024. Mr. Stack's AIC for the 2024 performance cycle was pro-rated to the date of his departure and was paid out at target.
Long-Term Incentives

Base Pay	x	LTIP Target (%) of Salary (125% - 350%)	x	55% PSUs 25% RSUs 20% Stock Options	=	2024 Long-Term Incentives
For the 2024-2026 performance cycle, LTI grants were based on a percentage of salary and consisted of PSUs, RSUs and stock options.

Name	2024 Grant Value	Grant Value as a % of Salary	Allocation
			PSUs	RSUs	Options
John Kousinioris	$3,500,000	350%	55%	25%	20%
Joel Hunter(1)	$812,500	250%	55%	25%	20%
Jane Fedoretz	$937,500	150%	55%	25%	20%
Kerry O’Reilly Wilks	$975,000	150%	55%	25%	20%
Blain van Melle	$581,250	125%	55%	25%	20%
Todd Stack	$817,500	150%	55%	25%	20%
(1)Mr. Hunter's target grant value is based on a pro-rated amount calculated using his start date of July 1, 2024.
The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, which are calculated based on the five-day VWAP and Black-Scholes Valuation method as at the applicable grant date, in accordance with the provisions of the Share Unit Plan and the Stock Option Plan. The Board also approves the PSU performance metrics, targets and weightings for the PSU awards. Stock options are exercisable for common shares reserved for issuance from treasury. Under the Share Unit Plan, the Company intends to settle a portion of PSUs and RSUs, once vested, through common shares issued from treasury.
PSUs were granted in 2024 with the following performance metrics for the performance period 2024 to 2026:

100	TransAlta Corporation

2024-2026 PSU Scorecard
Metric	Weight	Threshold	Target	Max
Payout Range		25%	100%	200%
Three-year cumulative EBITDA	33.3%	Not disclosed for competitive reasons
Strategic asset diversification and strategic outcomes	33.3%	2024-2026 Board-Approved Metrics
Relative TSR (against the Capped Utilities Index)	33.3%	P25	P50	P85
The three-year cumulative EBITDA target and ranges and the strategic asset diversification and strategic outcomes metrics are not disclosed until the PSU awards have vested. These metrics are set annually by management, align with the Company’s strategic priorities over the short and long term, as well as circumstances of the power market in the jurisdiction in which we operate and are approved by the Board. Three-year cumulative EBITDA is forward-looking and we believe disclosure of specific EBITDA targets would seriously prejudice the Company’s interests. We believe targets are set at appropriately challenging levels.
Clawback Policy
As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “claw back” vested and/or paid incentive awards, as applicable, in situations where the Board determines an executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of Company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. This clawback policy applies to all variable compensation plans at TransAlta.
Further to this policy and as a result of being listed on the NYSE, TransAlta has complied with the SEC requirement to adopt new clawback rules by Dec. 1, 2023. The updated policy does not supersede, limit or replace the existing policy described in the first paragraph. Some of the key new requirements include:
+The clawback policy being triggered in the following circumstances:
+There is an accounting restatement to correct either a material error in prior period financials or an error in prior periods that if corrected in the current period or left uncorrected in the current period would result in a material misstatement in the current period;
+The incentive-based compensation was awarded during the three completed fiscal years immediately preceding the year in which the Company is required to prepare an accounting restatement (but not if it is received prior to an executive officer becoming an executive officer); and
+The accounting restatement resulted in an executive officer receiving incentive compensation that was “erroneously awarded”. This does not include equity-based awards that vest solely based on time (RSUs), base salary or discretionary cash bonuses unless it is based on the attainment of a financial reporting measure.
+It applies to all current and former executive officers pursuant to SEC and NYSE rules.
+The Company may not indemnify any (former or current) executive officer against loss of erroneously awarded compensation.
+It allows for discretion with respect to how to recover compensation but not on whether to pursue recovery, subject to limited exceptions.

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Share Unit Plan — PSUs and RSUs
All currently issued and outstanding PSUs and RSUs are governed by the terms of the Company’s Share Unit Plan. While DSUs may also be granted under the Share Unit Plan, they may be settled in cash only. Each participant who is eligible to receive DSUs under the Share Unit Plan may elect, once in each calendar year, to receive, in the case of directors, up to 100 per cent of such director’s annual board retainer or, in the case of officers or employees determined to be eligible to receive DSUs, up to 100 per cent of such officer’s or employee’s base salary or annual incentive award in DSUs.
The summary of the material terms of the PSUs, RSUs and DSUs granted under the Share Unit Plan set out below is qualified in its entirety by reference to the full text of the Share Unit Plan, which can be found under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Share Unit Plan Summary
Primary purpose
+Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of PSUs and RSUs to acquire a proprietary interest in the Company
+Advance the interests of the Company and its Shareholders by providing the participants with a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders
+Recognize the contributions of NEOs to Company success and contribute to the retention of executives

Maximum number of shares issuable
+10,200,000 common shares (representing 3.4 per cent of the 297,483,681 issued and outstanding common shares at Dec. 31, 2024)
+If a unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including units redeemed with common shares purchased on the open market), then the common shares that were subject to the unit but that were not issued pursuant to the settlement will, unless the Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Dividend equivalents
+In the event dividends become payable on common shares, dividend equivalents shall be credited to each participant’s notional account in the form of additional PSUs, RSUs or DSUs, as applicable, and such dividend equivalents shall vest on the same basis as the underlying units

Eligibility and participation
+In the case of PSUs and RSUs, officers and employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs (but for clarity, non-employee directors are not eligible for PSUs and RSUs)
+In the case of DSUs, officers, employees and non-employee directors of TransAlta and its affiliates who the Board determines to be eligible

Performance period	+Three years for PSU grants (unless otherwise established by the Board); not applicable for RSUs or DSUs
Performance criteria	+The Board determines the applicable performance criteria and performance factor of the PSUs. The PSU payout range is between 0-2x
Vesting
+Three-year cliff vesting for PSU and RSU grants unless otherwise established by the Board. The Board may reduce or eliminate any restriction period in respect of an RSU or PSU from time to time and for any reason, including circumstances involving the participant’s death or disability

102	TransAlta Corporation

Settlement of units
+The Board will determine the applicable settlement period for RSUs and PSUs. Except as otherwise provided in a grant agreement or any other provision of the Share Unit Plan, vested PSUs and RSUs will be settled as soon as practical following the vesting date, but prior to: (i) December 15 of the third calendar year following the earlier of (A) the date of grant of such PSU or RSU or (B) the applicable “service year”, if the units are settled by cash or the purchase of common shares on the open market; (ii) 10 years from the date of grant if such unit is settled by issuance of shares from treasury; or (iii) for participants who are U.S. taxpayers, within 60 days following vesting
+Vested PSUs or RSUs are redeemable for common shares or a cash payment equal to the market value multiplied by the number of vested PSUs or RSUs in the participant’s notional account (net of any applicable taxes) or a combination thereof, in accordance with the grant agreement
+Except where not permitted by law, the Company may specify that the amount to be paid to a participant in respect of PSUs and RSUs is to be applied towards the purchase of common shares on the open market. The cash value remaining after the purchase of the common shares will be paid to the participant on the settlement date. The Company will pay all brokerage commissions in connection with the purchase of the common shares

Cessation of entitlements on termination, death or disability
+If employment is terminated due to resignation without good reason or by TransAlta or one of its affiliates for cause (as defined in the Share Unit Plan), any unvested units held by such participant will expire on the termination date, subject to the participant’s employment agreement, grant agreement and applicable employment standards legislation
+If the participant’s employment is terminated without cause or as a result of retirement, resignation for good reason, or death or disability, the participant will be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the value calculated by multiplying the number of non-vested PSUs and RSUs in the participant’s notional account by a fraction where the numerator is the number of months between the date of grant and the termination date and the denominator is the number of months between the date of grant and the date of vesting. In the case of PSUs, the performance factor in the applicable period between the date of grant and the termination date will also be applied to such payment

Participation limits
+When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may be (i) issued within any one-year period; or (ii) issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time
+The total number of shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company
+The total annual grant to any one non-employee director under all of the Company’s security-based compensation arrangements cannot exceed a grant value of $150,000 in total equity (and $100,000 in options)

Market value	+Five-day VWAP of the common shares on the TSX (or other stock exchange as applicable), on the applicable date

2025 Management Proxy Circular	103

Change of control
If there is a Change of Control (as defined in the Share Unit Plan):
+All unvested units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original units

+If within 12 months of a change of control a participant who is an officer or employee is terminated without cause or the participant resigns from their employment for good reason, the vesting of all units then held by the participant will be accelerated in full. For PSUs, the number or value, as applicable, of units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date
+If the continuing entity fails to comply with the Share Unit Plan, the vesting of all the then outstanding units will, at the discretion of the Board, accelerate

Assignability	+Units granted under the Share Unit Plan are not transferable or assignable
Plan amendments
+The Board may suspend or terminate the Share Unit Plan at any time, or from time to time amend or revise the terms of the Share Unit Plan or of any unit granted under the Share Unit Plan and any grant agreement or other agreement. However, no such suspension, termination, amendment or revision will be made: (i) except in compliance with applicable law and with the prior approval, if required, of the TSX, the NYSE or any other regulatory body having authority; and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any participant, without the consent of the participant
+The Board has the discretion to make certain amendments, without having to obtain Shareholder approval, subject to the Share Unit Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) any amendment to the Share Unit Plan and any grant agreement to permit the conditional redemption of any unit; (iv) any amendment to the vesting provisions of the Share Unit Plan or any unit; (v) any amendment respecting DSUs for so long as DSUs are settled in cash only (and not shares); (vi) any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office; or (vii) any other amendment that does not require the approval of Shareholders as described in the paragraph below
+Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Share Unit Plan; (ii) amendments to the amendment and termination provisions of the Share Unit Plan; (iii) any amendment extending the term of a unit or any rights pursuant thereto beyond the original date that such unit would have expired; (iv) any cancellation and reissue of units or substitution of units with other awards that are more favourable to the participants; (v) changes to the eligibility criteria and participation limits applicable to non-employee directors; (vi) any amendment to the non-transferability provisions; (vii) any amendment to insider participation limits; (viii) any amendment to the provisions providing for maximum grants of awards to non-employee directors; or (ix) any increase to the limit on the total number of shares that may be acquired by any one participant under all security-based compensation arrangements

104	TransAlta Corporation

PSUs
The PSU awards granted in 2022, for the 2022-2024 performance cycle, vested on Jan. 1, 2025, and were share-settled on Feb. 26, 2025, after the performance factor of 174 per cent was approved by the Board.

The PSUs grant price was $12.67 per unit, earned dividend equivalents and settled at 225 per cent of their original grant value. Each of the following three metrics was equally weighted at 33.3 per cent:

Three-year Cumulative EBITDA – 33.3%
Three-year cumulative EBITDA, consistent with TransAlta’s strategic focus on growth over this three-year performance period
Strategic Asset Diversification and Strategic Outcomes – 33.3%
Execution and delivery of management’s strategic priorities as set out in each year of the performance period, summarized as follows:
+Optimize the Alberta portfolio
+Maintain financial strength and capital allocation discipline
+Make substantive advancement on the execution of our growth plans
+Monitor and assess the next generation of power solutions and technologies
+Lead in ESG policy development and deliver on our ED&I programs and culture strategy

Relative TSR – 33.3%
+The Relative TSR metric was used to further align PSU performance results with the interests of Shareholders. Relative TSR ensures that management is rewarded for outperformance rather than general economic growth
+The payout curve is consistent with market practice

2022 - 2024 PSU Scorecard

Metric	Weight	Payout Range			Result	Score
		Threshold 50%	Target 100%	Maximum 200%
Three-year cumulative EBITDA(1)	33.3%	$3.30B	$3.45B	$3.75B	$4.52B	66.7%
Strategic asset diversification and strategic outcomes	33.3%	2022-2024 Board-Approved Metrics			123%	41.0%
Relative TSR	33.3%	P25	P50	P85	P93	66.7%
2022-2024 PSU Scorecard Result						174%
(1)The three-year cumulative EBITDA is measured on a yearly basis and is as disclosed in TransAlta’s MD&A for the applicable year. EBITDA results were $1.634 billion, $1.632 billion and $1.253 billion for 2022, 2023 and 2024, respectively, for a total of $4.52 billion. EBITDA is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.

2025 Management Proxy Circular	105

To accurately assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:
+The state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;
+The strategic priorities of the management team at the start of each year;
+Management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and
+The final outcomes and impacts of our initiatives at the end of each year, as well as over the three-year period.
The HRC assessed the performance of each strategic goal over the performance period, resulting in a three-year average result of 123 per cent. Details of this assessment are shown below.
Assessment of 2022-2024 PSU Strategic Metrics
Highlights of the considerations relevant to the Company’s strategic asset diversification and strategic outcomes metric for 2024 are outlined in the MD&A. Key accomplishments are as follows:
Strategic Asset Diversification and Strategic Outcomes

Financial and Operational
Closed the acquisition of Heartland Generation, including successful resolution of Competition Bureau concerns, at a reduced price
Enhanced shareholder returns with $143 million share repurchase program
Increased annual common share dividend by 9 per cent to $0.24 per year effective April 1, 2024
Maintained BB+ credit rating with S&P, Ba1 credit rating with Moody’s and BBB- investment grade credit rating with DBRS and a robust balance sheet
Provided notice to the AESO on the mothballing of Sundance Unit 6 in 2025
Completed initiatives to improve Hydro flexibility
Growth
Reset and clarified growth strategy
White Rock West and East achieved commercial operation in January and April 2024 respectively and are contracted under two long-term PPAs with Amazon
Horizon Hill achieved commercial operation in May 2024 under a long-term PPA with Meta
Expanded internal technical capability in Solar and BESS
Mount Keith 132kV West Network Upgrade Project completed
Advanced data center strategy for Alberta Thermal Energy Campus
ESG
Participated in the Electricity Advisory Council, ensuring the final report considered the true cost and impacts of the government’s net-zero objectives
Active engagement and continued proactive analysis and influence on anticipated Alberta market redesign

106	TransAlta Corporation

Share Settlement of 2022-2024 PSU Awards

PSUs	x	2024 PSU Corporate Performance Factor	x	$15.54 VWAP Feb. 26 , 2025	=	2022-2024 PSU Value before Taxes
As noted above, the PSUs granted in 2022 had a grant price of $12.67, earned dividend equivalents and settled at 225 per cent of their original grant value. The PSU performance factor of 174 per cent was determined and approved by the Board on Feb. 18, 2025, based upon the established metrics for the three-year performance period. The table below shows the value each NEO received, calculated using a share price of $15.54, the five-day VWAP of our common shares on the TSX on the trading days preceding the settlement date of Feb. 26, 2025. PSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2022 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Five-day VWAP		Total Value
John Kousinioris	(97,671	+	5,129)	x	174%	x	$15.54	=	$2,779,702
Joel Hunter(1)	—	+	—	x	—	x	—	=	—
Jane Fedoretz	(31,580	+	1,658)	x	174%	x	$15.54	=	$898,771
Kerry O’Reilly Wilks	(31,580	+	1,658)	x	174%	x	$15.54	=	$898,771
Blain van Melle	(20,348	+	1,068)	x	174%	x	$15.54	=	$579,098
Todd Stack(2)	(26,824	+	1,463)	x	100%	x	$9.62	=	$272,124
(1)Mr. Hunter commenced employment July 1, 2024, and was not at the Company for this grant cycle.
(2)Mr. Stack's 2022 PSUs vested pro-rata on the date of his departure on June 28, 2024 and were settled at a target performance factor.
Share Settlement of 2022-2024 RSU Awards

RSUs	x	$20.37 VWAP Jan. 6, 2025	=	2022-2024 RSU Value before Taxes
The RSU awards granted for 2022 vested on Jan. 1, 2025. They had a grant price of $12.67 per unit, earned dividend equivalents and paid out at 169 per cent of their original grant value. The table below shows the value each NEO received, upon vesting of the 2022 RSU awards, calculated using a share price of $20.37, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of Jan. 6, 2025. RSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2022 RSU Award (# of Units)		Dividend Equivalents		Five-day VWAP		Total Value
John Kousinioris	(44,396	+	2,332)	x	$20.37	=	$951,862
Joel Hunter(1)	—	+	—	x	—	=	—
Jane Fedoretz	(14,354	+	754)	x	$20.37	=	$307,761
Kerry O'Reilly Wilks	(14,354	+	754)	x	$20.37	=	$307,761
Blain van Melle	(9,249	+	486)	x	$20.37	=	$198,288
Todd Stack(2)	(12,193	+	665)	x	$9.62	=	$123,692
(1)Mr. Hunter commenced employment July 1, 2024, and was not at the Company for this grant cycle.
(2)Mr. Stack's 2022 RSUs vested pro-rata on the date of his departure on June 28, 2024.

2025 Management Proxy Circular	107

Stock Options
All issued and outstanding Stock Options are governed by the terms of the Stock Option Plan. In 2024, no amendments were made to the Stock Option Plan or to any of the outstanding stock options.

The summary of the material terms of the Stock Options granted under the Stock Option Plan set out below is qualified in its entirety by reference to the full text of the Stock Option Plan, which can be found under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Stock Option Plan Summary
Primary purpose
+Encourage NEOs to promote the financial interests, growth and development of TransAlta by providing them with stock options to acquire a proprietary interest in the Company
+Provide long-term “at-risk” compensation that helps ensure alignment with Shareholders in creating long-term Shareholder value
+Recognize NEOs contributions to Company success and serve as a retention tool for our executives

Maximum number of shares issuable
+14,500,000 common shares in the aggregate (representing 4.9 per cent of the 297,483,681 issued and outstanding common shares at Dec. 31, 2024)
+As of Dec. 31, 2024, there were 1,627,680 options outstanding (representing approximately 0.5 per cent of the issued and outstanding common shares) under the Stock Option Plan and 2,462,805 options were available for grant under the Stock Option Plan, representing approximately 0.8 per cent of the issued and outstanding common shares (non-diluted)
+If a stock option is expired, terminated, ceases to be exercisable or is surrendered before being exercised or without having been exercised in full, then the common shares that were subject to the stock option but that were not issued pursuant to the exercise of the stock option will, unless the Stock Option Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Eligibility and participation	+Non-union employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs
Maximum term	+Maximum 10 years for executive and non-executive grants. The practice since 2010 has been to grant options with a seven-year term
Exercise Price
+Fixed by the Board when an option is granted, but such price shall not be less than the last sale price of the common shares on the TSX on the last business day prior to the day the stock option was granted

Vesting
+The Board has discretion to fix the vesting terms. Generally, stock options granted in 2022 and thereafter are subject to three-year graded vesting (three-year cliff vesting for grants made before 2022)

108	TransAlta Corporation

Exercise of stock options
+Vested stock options may be exercised by delivering to the Company: (i) a written notice of exercise, specifying the number of common shares with respect to which the stock option is being exercised and accompanied by payment in full of the purchase price of the common shares; or (ii) a written notice of cancellation in which the participant agrees that all of the rights relating to the number of stock options specified in the notice shall be exchanged and cancelled in exchange for the issuance of such number of common shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of the common shares subject to the cancelled stock option over the aggregate exercise price
+“Fair Market Value” means the five-day VWAP of the common shares on the TSX (or other stock exchange, as applicable) on the applicable date

Cessation of entitlements on termination, death or disability
+If employment is terminated due to death or if a participant dies after retirement without having fully exercised any then outstanding stock options, any unvested stock options will immediately vest and be exercisable until the earlier of: (i) one year after the termination date; and (ii) the normal expiry date of the stock option
+If employment is terminated due to retirement, any unvested stock options will continue to vest in the ordinary course and all options will be exercisable until the earlier of: (a) 36 months after the termination date; and (b) the normal expiry date of the stock option
+If the participant’s employment is terminated without cause, other than in the case of a retirement, the participant may continue to exercise any then outstanding vested stock options until the earlier of: (a) 60 days following the termination date; and (b) the normal expiry date of the stock option
+If a participant’s employment is terminated with cause, any outstanding stock options will immediately expire on the termination date

Participation limits
+When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may: (i) be issued within any one-year period; or (ii) be issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time
+The total number of common shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company at a particular time, less the number of common shares that have been issued pursuant to the exercise of stock options or the settlement of units pursuant to the Company’s 2021 Share Unit Plan in the previous year

Change of control
If there is a Change of Control (as defined in the Stock Option Plan) the Board may:
+Cause any or all outstanding stock options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);
+Cancel any or all outstanding stock options in exchange for a substitute award; or
+Cancel any or all outstanding stock options in exchange for cash and/or other substitute consideration with a value equal to the number of common shares multiplied by the difference, if any, between the exercise price of the stock option and the closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the stock option then the Board may cancel that stock option without any payment

2025 Management Proxy Circular	109

Assignability	+Options are not transferable or assignable during the participant’s lifetime but shall enure to the benefit of the participant’s executors or personal representatives upon death
Plan amendments
+The Board may amend the terms of the Stock Option Plan and any options previously granted under the Stock Option Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder
+The Board has discretion to make immaterial amendments that it may deem necessary, without obtaining Shareholder approval, subject to the Stock Option Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) amendment to the vesting provisions of the stock options that do not entail an extension beyond the original expiry date; (iv) amendments to the termination provisions of stock options that do not entail an extension beyond the original expiry date; and (v) amendments to provisions on transferability to permit stock options to be transferred or assigned for normal estate settlement purposes
+Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Stock Option Plan; (ii) amendments that grant additional powers to the Board to amend the Stock Option Plan or entitlements without Shareholder approval; (iii) reduction in the exercise price of stock options or other entitlements or extension of the period during which an option may be exercised beyond its original expiry date; (iv) amendments to the eligibility criteria and participation limits applicable to non-employee directors; and (v) amendments that would permit stock options (including amendments to allow participation of non-employee directors) to be transferred or assigned other than for normal estate settlement purposes

The Company monitors the outstanding number of options and common shares (dilution) and the number of options and units issued each year (burn rate). For further details regarding the number and percentage of outstanding units, please see “Equity Compensation Plan Information” on page 126.
Retirement Plans and Benefits
TransAlta provides retirement plans and benefits to our executives consistent with the plans offered to all employees of TransAlta. In addition, all NEOs and executives are eligible for a supplemental pension plan, additional life insurance, an automobile allowance and a perquisite allowance. These are further described in the “Retirement Plans, Benefits and Life Insurance” section of this Proxy Circular.

110	TransAlta Corporation

2024 CEO Realizable Pay Analysis
Alignment of pay with performance is one of the five pillars of TransAlta’s compensation philosophy as described on page 95. The following table and graph show the comparison of CEO target and realizable pay in total direct compensation over the prior three years, and further compares the CEO realized and realizable performance returns to the value of Shareholder returns since 2021, when Mr. Kousinioris was appointed CEO. As shown on page 113, the CEO compensation and shareholder returns show strong alignment.

		Base Salary	AIC	PSUs	RSUs	Options	Total
2022	Target	$900,000	$900,000	$1,237,500	$562,500	$450,000	$4,050,000
	Realizable at 2024-12-31(1)	$900,000	$1,521,000	$2,090,791	$950,352	$879,062	$6,341,205
2023	Target	$950,000	$950,000	$1,463,000	$665,000	$532,000	$4,560,000
	Realizable at 2024-12-31(1)	$950,000	$1,263,500	$2,574,655	$1,170,296	$1,150,503	$7,108,954
2024	Target	$1,000,000	$1,000,000	$1,925,000	$875,000	$700,000	$5,500,000
	Realizable at 2024-12-31(1)	$1,000,000	$1,240,000	$3,654,461	$1,661,122	$2,183,720	$9,739,303
(1)Includes actual salary earned, actual short-term incentive award in respect of performance during the year, and the realizable value of LTIP awards at December 31, 2024. PSU values assume target performance multiplier.

Target and Realizable Pay
$12,500,000
$10,000,000
$7,500,000
$5,000,000
$2,500,000
$—
$4,050,000
$6,341,205
$4,560,000
$7,108,954
$5,500,000
$9,739,303
2022 Target
Realizable at 2024-12-31
2023 Target
Realizable at 2024-12-31
2024 Target
Realizable at 2024-12-31
Base Salary
AIC
PSUs
RSUs
Options

2025 Management Proxy Circular	111

The following table and graph show the realized and realizable value for each $100 in target total direct compensation for the CEO against the value of a $100 investment in common shares.

			Value of $100
	Target Total Direct Compensation	Realized/Realizable Compensation	Period(2)		CEO(3)	Shareholder(4)
2021(1)	$3,454,688	$5,646,959	2021/01/01	2024/12/31	$163	$226
2022	$4,050,000	$6,341,205	2022/01/01	2024/12/31	$157	$153
2023	$4,560,000	$7,108,954	2023/01/01	2024/12/31	$156	$175
2024	$5,500,000	$9,739,303	2024/01/01	2024/12/31	$177	$188
4-Year Average					$163	$185
(1)CEO's 2021 target pay is prorated based on his salary and incentive targets as Chief Operating Officer for three months with a salary of $625,000, AIC percentage of 75 per cent, and LTIP percentage of 200 per cent and nine months based on his promotion to President and Chief Executive Officer with a salary of $850,000, AIC percentage of 100 per cent and LTIP percentage of 250 per cent.
(2)The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.
(3)Represents the realized and realizable value achieved at the end of the period for $100 in target total direct compensation.
(4)Represents the cumulative value of a $100 investment in common shares made on the first trading day of the period indicated, including reinvestment of dividends.

CEO and Shareholder Value
$250
$200
$150
$100
$50
$—
$163
$226
$157
$153
$156
$175
$177
$188
$163
$185
2021
2022
2023
2024
4-Year Average
CEO
Shareholder

112	TransAlta Corporation

The following graph shows a three-year look back at CEO realizable pay and relative TSR performance against companies in our comparator group (see page 119). As shown by TransAlta’s positioning in the chart, there is a strong alignment between CEO pay and performance over a three-year period.

REALIZABLE PAY

100%
75%
50%
25%
0%
Relative TSR Performance (Percentile Rank)
TransAlta Corp.
0%
25%
50%
75%
100%
Relative Pay - Realizable (Percentile Rank)

Realizable pay includes the three-year average of base salary, the three-year average of AIC paid, plus the estimated realizable value of LTI awards granted in the three-year period. The estimated realizable value of LTI awards equals the in-the-money value of stock options plus the current value of full value awards. We used 2021-2023 compensation figures for TransAlta and 2021-2023 compensation data for the peer companies in our comparator group, as disclosed publicly in their proxy circulars. CEO target pay for 2021 is prorated based on Mr. Kousinioris' salary and targets as Chief Operating Officer for three months and nine months based on his new salary and targets upon his promotion to President and Chief Executive Officer. CEO pay data includes Mr. Kousinioris' promotional top-up grants provided in 2021.
2024 Share Performance and Executive Pay
The graph and table below show the total return of $100 invested in TransAlta common shares on Dec. 31, 2019, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years). TransAlta’s share price climbed steadily from 2019 until 2021 and then experienced a reduction alongside the entire industry in 2022 and 2023. The share price performance in 2024 was exceptional, closing at $20.33 on the S&P/TSX Composite Index on Dec. 31, 2024.
The decrease in annual average NEO compensation reported in 2021 is due to the retirement of TransAlta’s long-tenured former CEO, Ms. Farrell. With the change in NEOs year over year, TransAlta's annual average NEO compensation remains well aligned with the S&P/TSX Composite Index and TransAlta's share price performance in the past five years.

2025 Management Proxy Circular	113

Share Performance and Executive Compensation

$4,000,000
$3,000,000
$2,000,000
$1,000,000
$—
$300
$250
$200
$150
$100
$50
$—
2019
2020
2021
2022
2023
2024
Annual average of NEO compensation reported
TransAlta
S&P/TSX Composite Index

(at December 31)	2019	2020	2021	2022	2023	2024
TransAlta	$100	$106	$157	$137	$127	$240
S&P/TSX Composite Index	$100	$102	$124	$114	$123	$145
Annual average of NEO compensation as reported in the Summary Compensation Table	$3,055,219	$3,043,104	$3,676,037	$2,412,696	$2,666,361	$2,825,149
NEOs:
2020: Dawn Farrell, Todd Stack, John Kousinioris, Brett Gellner and Kerry O’Reilly Wilks.
2021: John Kousinioris, Todd Stack, Mike Novelli, Kerry O’Reilly Wilks, Jane Fedoretz and Dawn Farrell.
2022: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz, Aron Willis and Mike Novelli.
2023: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz and Chris Fralick.
2024: John Kousinioris, Joel Hunter, Jane Fedoretz, Kerry O’Reilly Wilks, Blain van Melle and Todd Stack.

114	TransAlta Corporation

Compensation Governance
We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC. Based on an annual risk review conducted by the HRC, the Board believes that our executive compensation program does not raise TransAlta’s risk profile.
The annual risk review considers our executive compensation risk profile in light of Canadian Securities Administrators (CSA) requirements in CSA Form 51-102F6, within a broad context of market norms and compensation governance standards to determine if pay programs could encourage undue risk-taking. This includes the extent and nature of the HRC's role in the oversight of TransAlta's compensation policies and practices and identifying practices the company uses to mitigate risk of an NEO or individual to take inappropriate or excessive risk that are reasonably likely to have a material adverse impact on the Company. This includes review of our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.
Compensation Governance and Risk Management
The following table highlights our governance and risk management best practices:

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Maintain a pay-for-performance philosophy in which most executive compensation is “at-risk” and is based on performance against pre-defined metrics that reflect our strategic priorities		✓	✓	✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓
Establish expenditure authority limits for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee
	✓		✓
Clawback policy (refer to page 101 for additional details) provides for the reimbursement of incentive compensation in cases where an executive has engaged in wrongdoing, or if there was a restatement of financial statements
	✓		✓	✓

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What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Anti-hedging policy prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:
+Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;
+Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and
+Purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.
	✓		✓
Maintain an HRC of independent directors who have the necessary skills, knowledge and experience to carry out their responsibilities effectively	✓		✓
Require the HRC to retain an independent advisor	✓		✓		✓
Cap performance factors and payouts under both the AIC Plan and PSUs at 200 per cent to avoid excessive risk-taking	✓	✓	✓
Allow executives to convert a portion of their annual bonus to DSUs	✓	✓		✓	✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓	✓
Set annual targets for the annual and long-term incentive awards within our risk profile and provide sufficient incentive for our executives to achieve the corporate objectives	✓	✓		✓	✓
Maintain overlapping performance periods for PSU awards	✓	✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta		✓	✓	✓	✓
Maintain codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓
Restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods under our insider trading policy and reporting guidelines. Insiders must pre-clear transactions before carrying out a trade in our securities
	✓		✓	✓

116	TransAlta Corporation

What we don’t do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
No payouts of incentive awards when performance is below threshold		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓	✓	✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓
No single-trigger change of control provisions in employment agreements	✓		✓	✓
No hedging of TransAlta securities	✓		✓	✓
No granting of loans to directors or executives	✓		✓	✓
No granting of stock options to independent directors	✓		✓	✓
All four members of the HRC are independent and their average tenure is less than five years. Each member brings to the Committee experience and knowledge relevant to the Committee's responsibilities and accountabilities:
+Sandy Sharman, the Chair of the HRC, has an extensive background in HR with her current role being the Senior Executive President and Group Head, Culture and Brand at CIBC. Ms. Sharman's role is responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank, with key areas of accountabilities including workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, which includes the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards. Ms. Sharman is a proven business leader with over 30 years of human resources and financial services experience in both Canada and the US and plays a lead role in shaping an inclusive and collaborative culture at CIBC.
+Candace MacGibbon brings to the HRC attributes and skills focused on leadership, collaboration and integrity as demonstrated through prior successful senior leadership roles, including as a chief executive officer and a chief financial officer of INV Metals Inc. Ms. MacGibbon also brings a focus on delivering results, which is complemented by her expertise in strategy, risk management, finance and accounting. Ms. MacGibbon is a current board member of Osisko Gold Royalties and member of Osisko Gold Royalties Audit and Human Resources committees.
+Manjit Sharma has over 30 years of experience that spans a variety of industries (power generation, oil and gas, financial services, manufacturing, engineering services and others). During her extensive career at GE, Ms. Sharma held various senior positions with responsibilities that spanned business strategy development and execution, business product and services development, mergers and acquisitions, risk, governance, finance and tax oversight, key components of human resources strategy (including compensation, union negotiations, pension and benefits), and diversity and inclusion. Ms. Sharma is a current board member of Vermilion Energy Inc., Finning International Inc. and Export Development Canada.

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+Sarah Slusser is an expert in power markets, with 30 years of development, finance and operations experience. Ms. Slusser is the Chief Executive Officer of Cypress Creek Renewables, LLC, a solar and energy storage independent power producer that develops, owns and operates projects in the US and a founding partner of Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company. Ms. Slusser held significant leadership roles at AES Corporation, including being the former Senior Vice President and Managing Director of AES, reporting directly to the CEO and leading the corporate M&A group, and being the former President of one of eight divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico and Central America.
Independent Advice
The HRC has retained Farient since July 2018 to provide independent advice regarding TransAlta’s compensation strategy and program and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:
+Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the advisor;
+The scope, if any, of other services provided by the advisor to TransAlta; and
+The policies and procedures of the advisor that are designed to prevent conflicts of interest.
The HRC confirms the independence of its advisor, Farient, every year and reviews whether the work provided raises any conflicts of interest. The Board and the HRC pre-approve any services performed by Farient and any affiliates for the Company. Annually, the HRC reviews and assesses the performance of its advisor in camera without management present.
In 2024, Farient provided an assessment and recommendation to the HRC regarding its executive compensation and PSU performance peer groups, performed the annual governance review and compensation risk assessment of TransAlta’s   executive and non-executive incentive compensation plans to assess for any risks inherent in the design or operation of the plans and assessed TransAlta’s proposed 2025 incentive plan metrics, targets and ranges for suitability, historical relative performance and investor expectations. Farient also presented to the Board, jointly with Laulima, Director Education on Executive Compensation Peer Groups. With regard to the 2025 executive compensation review, Farient provided analysis and recommendations on CEO and CFO compensation levels based on their assesment of the market pay range of the executive compensation peer group and annually reviews the CD&A materials included in any management proxy circular.
In 2024, management retained Laulima on a fee-for-service basis for executive compensation work in 2024. Management approves Laulima’s advisory services and fees on an annual basis. In 2024, Laulima provided input to the executive compensation peer group analysis, provided analytics on market pay levels for all executives, participated with Farient to develop and present the director education session noted above and provided management input to best practice in executive compensation disclosures.
The table below shows the fees, in Canadian dollars, paid in 2023 and 2024 to the HRC’s independent external compensation advisor, Farient, for executive compensation-related work.

Executive Compensation-related Fees	2024	2023
Farient(1)	$236,284	$172,465
All Other Fees
Farient(1)	$—	$—
Total	$236,284	$172,465
(1)Farient fees were invoiced in U.S. dollars and are converted to Canadian dollars in the above chart, calculated using the average annual foreign exchange rate of US$1 = C$1.3698 for 2024 and a foreign exchange rate of US$1 = C$1.3497 for 2023.

118	TransAlta Corporation

Benchmarking Executive Compensation
Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and overall compensation levels and plan design relative to our compensation strategy.
The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size and companies with which we compete for executive talent.

Companies within a competitive range of TransAlta’s revenue size	Companies in the utilities industry, focused on diverse energy sources, renewables, consumable fuels and other criteria consistent with TransAlta’s Industry	Companies with diverse portfolios of energy sources, renewables, energy transmission, and that operate in more than one country
Total compensation is benchmarked to similar roles in the comparator group, and total target compensation is set within a competitive range (+/-20 per cent) of the median of the group.
In July 2023, the HRC approved management’s proposal of no changes being made to the peer group for 2024.
TransAlta’s 2024 executive compensation comparator group includes:

Canadian-based and U.S.-based Companies
Algonquin Power & Utilities Corp.	Clearway Energy, Inc.	Pembina Pipeline Corp.
AltaGas Ltd.	Emera Inc.	PNM Resources Inc.
ATCO Ltd.	Fortis Inc.	Portland General Electric
Atlantica Sustainable Infrastructure	Innergex Renewable Energy	TC Energy Corporation
Boralex Inc.	Keyera Corp.	Vistra Corp.
Brookfield Renewable Partners L.P.	Northland Power Inc.
Capital Power Corp.	Ormat Technologies
In July 2024, TransAlta completed a comprehensive interview of the 2025 peer group to ensure alignment with current and future business strategy. Management engaged Laulima and Farient to review and update the business model screening criteria to evaluate a broader set of companies based on the evolution of TransAlta's strategy and the recent executive level recruitment activity. A comprehensive scan of the market was performed by Laulima and Farient resulting in the following changes being approved by the HRC for the 2025 peer group:
+The removal of Portland General Electric, PNM Resources Inc., Ormat Technologies and Atlantica Sustainable Infrastructure.
+The addition of AtkinsRealis Group Inc., Stantec Inc. and the AES Corporation.

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Disciplined Decision-Making Process
Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

+Reviews and analyzes current compensation strategy
+Reviews input from the HRC’s independent compensation advisor
+Reviews peer corporation compensation strategies and provides recommendations to the HRC

+Reviews management’s recommendations
+Considers comparative data, benchmarking and the advice of its independent compensation advisor
+Reviews the design and metrics for the short-term and long-term incentive plans to make sure they align with strategic priorities
+Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes
+Evaluates the Company’s and management’s performance at the end of the year and makes compensation recommendations to the Board

+Considers recommendations from the HRC, its advisors and management
+Considers corporate objectives and strategy
+Reviews the current market conditions
+Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity compensation awards
+Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results

120	TransAlta Corporation

NEO Share Ownership
In our view, executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. To support share ownership, TransAlta has share ownership guidelines in place that require our NEOs to hold common shares of TransAlta equal to a specified multiple of their salary, as noted in the table below.
The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

Ownership requirements vary by level, and NEOs and other executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs and DSUs are included since there is an implied guaranteed payout upon vesting and we  consider them as part of the ownership requirements up front. In 2020, we began share settling for both PSUs and RSUs (after applicable withholding taxes). Pursuant to the share ownership requirements, the NEOs and other executives may not sell their common shares until they have met their respective share ownership guidelines.
The following table shows the share ownership for each NEO, using the 20-day VWAP for the 20 trading days before and including Dec. 31, 2024, of $18.96:

Name	Ownership Requirement (Multiple of Base Pay)	Number of Equity Securities Required	Current Holdings	Value of Current Holdings	Current Multiple of Holdings	Compliance With Policy	Hold Period After Leaving TransAlta
John Kousinioris	5x	263,713	720,923	$13,668,700	13.67x	Yes	1 year
Joel Hunter	3x	102,848	68,714	$1,302,817	2.00x	On track(1)	—
Jane Fedoretz	3x	98,892	113,541	$2,152,737	3.44x	Yes	—
Kerry O’Reilly Wilks	3x	102,848	224,052	$4,248,026	6.54x	Yes	—
Blain van Melle	3x	73,576	178,450	$3,383,412	7.28x	Yes	—
(1)On track to meet guidelines within a reasonable time frame given LTI grant target levels and share divestment restrictions.
Total Value of Equity Holdings at Year-End

Name	Shares	RSUs	DSUs	Total
John Kousinioris	$9,672,065	$3,514,084	$482,551	$13,668,700
Joel Hunter	$—	$1,302,817	$—	$1,302,817
Jane Fedoretz	$1,116,459	$1,036,278	$—	$2,152,737
Kerry O’Reilly Wilks	$3,195,215	$1,052,811	$—	$4,248,026
Blain van Melle	$2,731,017	$652,395	$—	$3,383,412
We valued the equity holdings using $18.96 per common share, the 20-day VWAP of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2024. RSU values include unvested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

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2024 Executive Compensation Details
Summary Compensation Table
The table below sets out the annual compensation received by our NEOs for our financial years ending Dec. 31, 2024, 2023 and 2022:

Name and Principal Position	Year	Salary	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation - Annual Incentive Plan	Pension Value	All Other Compensation	Total Compensation
John Kousinioris(1) President and Chief Executive Officer	2024	$1,000,000	$2,800,000	$700,000	$1,240,000	$753,408	$88,531	$6,581,939
	2023	$950,000	$2,128,000	$532,000	$1,263,500	$840,086	$92,182	$5,805,768
	2022	$900,000	$1,800,000	$450,000	$1,521,000	$1,057,302	$90,031	$5,818,333
Joel Hunter(2) EVP, Finance and Chief Financial Officer	2024	$322,916	$650,000	$162,500	$280,291	$20,854	$1,392,949	$2,829,510
	2023	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—
Jane Fedoretz(3) EVP, People, Culture and Chief Administrative Officer	2024	$625,000	$750,000	$187,500	$542,500	$61,375	$174,816	$2,341,191
	2023	$561,042	$660,000	$165,000	$522,330	$58,947	$53,943	$2,021,261
	2022	$485,000	$582,000	$145,500	$573,755	$56,460	$31,779	$1,874,494
Kerry O'Reilly Wilks EVP, Growth and Energy Marketing	2024	$650,000	$780,000	$195,000	$554,531	$63,216	$31,160	$2,273,907
	2023	$564,722	$660,000	$165,000	$525,756	$58,937	$35,062	$2,009,477
	2022	$485,000	$582,000	$145,500	$573,755	$56,460	$31,779	$1,874,494
Blain van Melle EVP, Commercial and Customer Relations	2024	$465,000	$465,000	$116,250	$403,620	$45,825	$27,000	$1,524,522
	2023	$422,361	$415,000	$103,750	$393,218	$45,006	$27,000	$1,406,335
	2022	$375,000	$375,000	$93,750	$443,625	$43,746	$27,000	$1,358,121
Todd Stack Former EVP, Finance and Chief Financial Officer	2024	$272,500	$654,000	$163,500	$187,092	$78,407	$45,161	$1,400,660
	2023	$517,500	$621,000	$155,250	$481,793	$58,038	$36,790	$1,870,370
	2022	$500,000	$600,000	$150,000	$591,500	$59,875	$34,139	$1,935,514
(1)Mr. Kousinioris elected to receive 10 per cent of his 2022 AIC in the form of DSUs. $1,368,900 was received in cash and $152,100 was received in DSUs. Mr. Kousinioris did not elect to receive any of his 2023 or 2024 AIC in the form of DSUs.
(2)Mr. Hunter's 2024 compensation is reflective of his start date of July 1, 2024. Mr. Hunter's 2024 "all other compensation" includes a $250,000 sign-on bonus paid in cash and a $1,125,000 retention bonus granted in the form of RSUs and PSUs with a three-year cliff vest. These are extraction costs that were limited to an amount required to keep Mr. Hunter whole on his annual bonus and long-term incentives from his prior employer.
(3)Ms. Fedoretz's 2024 "all other compensation" includes a lump sum acting pay bonus of $120,000 in recognition of significant additional responsibilities Ms. Fedoretz undertook as Acting EVP, Project Delivery and Construction during three months in 2024 as TransAlta was recruiting and transitioning a new EVP to oversee this portfolio .

122	TransAlta Corporation

Definitions and Considerations
Salary Increases
+2024: Mr. Kousinioris’ salary increased from $950,000 to $1,000,000. Mr. Stack's salary increased from $517,500 to $545,000.
+2023: Mr. Kousinioris’ salary increased from $900,000 to $950,000. Ms. O’Reilly Wilks’ salary and Ms. Fedoretz’s salaries increased from $485,000 to $550,000 and increased again to $650,000 and $625,000, respectively, on Nov. 8, 2023. Mr. van Melle's salary increased from $375,000 to
$415,000 and increased again to $465,000 on Nov. 8, 2023. Mr. Stack’s salary increased from $500,000 to $517,500.
+2022: Mr. Kousinioris’ salary increased from $850,000 to $900,000 and Ms. O’Reilly Wilks’ salary and Ms. Fedoretz’s salaries increased from $460,000 to $485,000. Mr. van Melle's salary increased from $360,000 to $375,000.
Share-Based Awards
Total grant date fair value of RSUs and PSUs awarded under the long-term incentive plan.
+2024: Grants made on Jan. 1, 2024, using the $10.94 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date. Grants made on Aug. 14, 2024, using the $11.19 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.
+2023: Grants made on Jan. 1, 2023, using the $12.02 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.
+2022: Grants made on March 14, 2022, using the $12.67 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.

The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in "Compensation Discussion and Analysis – 2024 Compensation Decisions – Long-Term Incentives" (refer to page 100). The number of share units awarded are calculated based on the five-day VWAP described above in accordance with the Share Unit Plan and are approved by the HRC or the Board, as applicable. In 2024, the grant date fair value was higher than the accounting fair value for the share-based awards for Mr. Kousinioris, Mr. Hunter, Ms. Fedoretz, Ms. O'Reilly Wilks, Mr. van Melle and Mr. Stack by $177,142, $31,743, $47,449, $49,347, $29,418 and $41,375, respectively. The accounting fair value is based on the Black-Scholes Valuation method. See "Share-Based Payment Plans" in our consolidated financial statements for the year ended Dec. 31, 2024.
Option-Based Awards
Total grant date fair value of stock options granted under the long-term incentive plan. To align with market best practice, we use the Black-Scholes Valuation method to value option awards and determine the number of   options to be granted. The table below shows the assumptions used to calculate the grant date fair value of the 2024, 2023 and 2022 awards:

	Grant Date	Exercise Price	Risk-free Rate	Dividend Yield	Value per Option	Option Value as (%) of Grant Price(1)
2024	14-Aug-24	$11.19	2.95%	2.14%	$3.11	28%
2024	01-Jan-24	$10.94	3.09%	2.19%	$3.01	28%
2023	01-Jan-23	$12.02	3.27%	1.83%	$3.84	32%
2022	14-Mar-22	$12.67	1.73%	1.58%	$3.92	31%
(1)If the calculated option value is below 12 per cent of our common share price at the time of grant, we will use a fixed option value of 12 per cent of the common share price. This feature is to ensure that we do not grant an inappropriate number of options during a period of extreme share price volatility.

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The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in "Compensation Discussion and Analysis – 2024 Compensation Decisions – Long-Term Incentives" (refer to page 100). The number of stock options awarded is calculated based on the value per option in the above chart in accordance with the Stock Option Plan and is approved by the HRC or the Board, as applicable. In 2024, the grant date fair value was higher than the accounting fair value for the option-based awards for Mr. Kousinioris, Mr. Hunter, Ms. Fedoretz, Ms. O'Reilly Wilks, Mr. van Melle and Mr. Stack by $311,609, $73,760, $83,467, $86,805, $51,750 and $72,785, respectively. The accounting fair value is based on the Black-Scholes Valuation and the difference in value is due to the graded vesting schedule which results in a different accounting valuation for each vesting period/tranche. Refer to Share-Based Payment Plans in our consolidated financial statements for the year ended Dec. 31, 2024.

Non-Equity Incentive Plans
Cash bonuses for annual performance represent payments made under the AIC program and any other cash bonus payments, if applicable.
Pension Value
Sum of the compensatory amounts related to the defined benefit or defined contribution pension plan as applicable and the supplemental pension plan.
All Other Compensation
Amounts may include car allowances, annual perquisite allowances, vacation pay, gifts, acting pay, sign-on bonuses and long service awards. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package.
The additional life insurance amounts for each NEO are listed below:

Name	2024	2023	2022
John Kousinioris	$18,531	$18,531	$18,531
Joel Hunter	$—	$—	$—
Jane Fedoretz	$4,779	$4,779	$4,779
Kerry O’Reilly Wilks	$5,160	$5,160	$5,160
Blain van Melle	$—	$—	$—
Todd Stack	$3,569	$7,139	$7,139

124	TransAlta Corporation

Incentive Plan Awards
Outstanding Option and Share Awards
The table below shows all outstanding equity-based compensation granted to the NEOs as at Dec. 31, 2024:

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(1)	Number of Shares or Units of Shares That Have Not Vested(2)			Market or Payout Value of Share-based Awards That Have Not Vested(3)			Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(4)
						PSUs	RSUs	DSUs	PSUs	RSUs	DSUs
John Kousinioris	01/01/2024	232,558	$10.94	01/01/2031	$2,151,162	179,048	81,385		$3,614,979	$1,643,163
	03/15/2023											$278,709
	01/01/2023	138,448	$12.02	01/01/2030	$1,131,120	126,205	57,366		$2,548,079	$1,158,220
	03/15/2022											$235,153
	03/14/2022	114,760	$12.67	01/01/2029	$862,995	102,500	46,590		$2,069,475	$940,652
	06/14/2021	36,793	$11.84	01/01/2028	$307,222
	01/01/2021	92,891	$9.67	01/01/2028	$977,213
	01/01/2020	103,445	$9.28	01/01/2027	$1,128,585
Total		718,895			$6,558,297	407,753	185,341		$8,232,533	$3,742,035		$513,862
Joel Hunter	08/14/2024	52,250	$11.19	08/14/2031	$470,250	90,591	68,714		$1,829,032	$1,387,336
Total		52,250			$470,250	90,591	68,714		$1,829,032	$1,387,336
Jane Fedoretz	01/01/2024	62,292	$10.94	01/01/2031	$576,201	47,959	21,799		$968,292	$440,122
	01/01/2023	39,337	$12.02	01/01/2030	$321,383	39,142	17,792		$790,277	$359,220
	03/14/2022	12,369	$12.67	01/01/2029	$93,015	33,141	15,064		$669,117	$304,142
Total		113,998			$990,599	120,242	54,655		$2,427,686	$1,103,484
Kerry O'Reilly Wilks	01/01/2024	64,784	$10.94	01/01/2031	$599,252	49,877	22,671		$1,007,017	$457,727
	01/01/2023	28,626	$12.02	01/01/2030	$233,874	39,142	17,792		$790,277	$359,220
	03/14/2022	12,369	$12.67	01/01/2029	$93,015	33,141	15,064		$669,117	$304,142
Total		105,779			$926,141	122,160	55,527		$2,466,411	$1,121,089
Blain van Melle	01/01/2024	38,621	$10.94	01/01/2031	$357,244	29,734	13,515		$600,329	$272,868
	01/01/2023	27,000	$12.02	01/01/2030	$220,590	24,612	11,187		$496,916	$225,866
	03/14/2022	23,908	$12.67	01/01/2029	$179,788	21,354	9,706		$431,137	$195,964
	06/14/2021	8,325	$11.84	01/01/2028	$69,514
	01/01/2021	21,402	$9.67	01/01/2028	$225,149
	01/01/2020	18,537	$9.28	01/01/2027	$202,239
Total		137,793			$1,254,524	75,700	34,408		$1,528,382	$694,698
Total		1,128,715			$10,199,811	816,446	398,645		$16,484,044	$8,048,642		$513,862
(1)The value of unexercised in-the-money options equals the difference between the five-day VWAP of our common shares on the TSX on Dec. 31, 2024 ($20.19), and the option exercise price multiplied by the number of outstanding vested and unvested stock options.
(2)The number of unvested RSUs and PSUs outstanding, including dividend equivalents, as of Dec. 31, 2024.
(3)Calculated using $20.19, the five-day VWAP of our common shares on the TSX on Dec. 31, 2024. All PSUs reflected in the table assume a performance factor of 100 per cent. In 2025, PSUs granted in 2022 were settled with a performance factor of 174 per cent.
(4)TransAlta’s Officer DSUs vest immediately upon grant but are not payable until termination of employment as per the terms of the Share Unit Plan. Mr. Kousinioris was granted 11,389 units on March 15, 2022, and 13,498 units on March 15, 2023. Values stated include dividend reinvestments.

2025 Management Proxy Circular	125

Value Vested During the Year
The table below includes the amount of variable compensation that vested in 2024, including payments the CEO and other NEOs received in 2024 as a result of vested 2021 PSUs and RSUs, and cash AIC bonuses paid on March 15, 2025, for the 2024 performance year:

Name	Option-based Awards – Value Vested During the Year	Share-based Awards – Value Vested During the Year	Non-equity Incentive Plan Compensation – Value Earned During the Year
John Kousinioris	$125,404	$2,154,436	$1,240,000
Joel Hunter	$—	$—	$280,291
Jane Fedoretz	$69,223	$834,184	$542,500
Kerry O’Reilly Wilks	$69,223	$834,184	$554,531
Blain van Melle	$28,893	$612,814	$403,620
Todd Stack	$75,242	$1,654,208	$187,092
RSUs granted on Jan. 1, 2021, vested on Jan. 1, 2024, and were paid out on Jan. 3, 2024. PSUs granted on Jan. 1, 2021, vested on Jan. 1, 2024, and were paid out on February 27, 2024, at 166 per cent of their grant value.
The share-based awards value vested during the year in this table is inclusive of this adjustment. Amounts under non-equity incentive plans include the AIC under the AIC plan as disclosed in the Summary Compensation Table.
Equity Compensation Plan Information
The Board, on the recommendation of the HRC, approves PSU, RSU and stock option awards. PSUs, RSUs and options may be granted to employees designated by the Board and are priced according to the provisions of the Share Unit Plan and the Stock Option Plan. The Share Unit  Plan currently provides for a maximum aggregate of

10,200,000 common shares issuable under the Share Unit Plan, and the Stock Option Plan currently provides for a maximum aggregate of 14,500,000 common shares issuable under the Stock Option Plan. The table below shows the shares available under the Company’s Share Unit Plan and Stock Option Plan as of Dec. 31, 2024.

As at Dec. 31, 2024	Common Shares Issuable on the Exercise of Currently Issued and Outstanding Options, RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of Options, RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of Options, RSUs and PSUs (c)	Options, RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance = (c) - (a) - (b)
Plans approved by security holders:
Stock Option Plan	1,627,680	10,409,515	14,500,000	2,462,805
Share Unit Plan	4,929,912	2,549,986	10,200,000	2,720,102

126	TransAlta Corporation

	As of Dec. 31, 2024	As of Dec. 31, 2023	As of Dec. 31, 2022
Current Dilution
Stock Option Plan	0.54%	0.92%	1.12%
Share Unit Plan(1)	1.63%	1.52%	1.70%
Burn rate
Stock Option Plan	0.22%	0.13%	0.13%
Share Unit Plan	1.01%	0.72%	0.61%
Number of options granted in applicable year	676,892	371,803	343,298
Number of PSUs and RSUs granted in applicable year	3,054,939	1,994,500	1,639,814
Weighted average number of securities outstanding(2)	301,961,223	275,753,109	270,833,859
(1)RSUs and PSUs are settled in common shares from treasury under the terms of the Share Unit Plan. PSUs have a performance factor that will result in a PSU payout between 0-2x.
(2)The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.
Retirement Plans, Benefits and Life Insurance
Retirement Plans
All employees, including NEOs and executives, participate in a defined contribution plan (“DC Plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and executives hired before Jan. 1, 2016, also participate in a supplemental pension plan (SPP), which is a defined benefit, non-registered plan. Those hired after Jan. 1, 2016, participate in a defined contribution (DC SPP), non-registered SPP.
Defined Contribution Plan
We contribute five per cent of employees’ pensionable earnings, defined as 100 per cent of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions. Effective Jan. 1, 2022, the Company introduced an additional employer matching contribution of up to three per cent, contingent upon an employee’s voluntary contribution.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

2025 Management Proxy Circular	127

In 2024, the maximum annual contribution under the plan was $29,241 (i.e., 90 per cent of the $32,490 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC Plan as at Dec. 31, 2024:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End
John Kousinioris	$447,593	$20,908	$580,845
Joel Hunter	$—	$20,854	$25,686
Jane Fedoretz	$162,874	$23,481	$216,201
Kerry O'Reilly Wilks	$162,093	$23,088	$215,343
Blain van Melle	$799,575	$26,695	$959,411
Todd Stack	$1,458,142	$26,516	$1,758,902
Supplemental Pension Plan
We fund a non-contributory Supplemental Pension Plan (SPP) for NEOs and other executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).
For NEOs and other executives hired before Jan. 1, 2016, the SPP provides a defined benefit pension of two per cent of the final average pensionable earnings (base pay and AIC) in excess of the average DC Plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).
Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:
+They receive their full monthly pension if they retire after they turn 60, or if their total years of service plus age equals 85 or more.
+Their monthly pension is reduced by 5/12 of one per cent for each month that their retirement date precedes their unreduced retirement date.
+Pension payments are increased by two per cent per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.
A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.
SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. U.S. taxpayers are required to receive a commuted value over a specific period according to section 409A of the U.S. Internal Revenue Code.
The table below shows the estimated value of the SPP for each participating NEO as of Dec. 31, 2024, and our accrued obligation as of that date:

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year-End	At Age 65
John Kousinioris	12.08	$442,000	$616,000	$6,717,100	$732,500	$493,400	$7,943,000

128	TransAlta Corporation

Values are based on the following assumptions:
+Four-point-six per cent annual discount rate (to measure the accrued pension liability at Dec. 31, 2024);
+Three per cent salary increases before considering the limits on final average earnings;
+Retirement rates based on our pension plan experience; and
+Two and a half per cent increase in DC earnings limits (to determine final average pensionable earnings).
For NEOs and other executives hired on Jan. 1, 2016, or later, the DC SPP provides a defined contribution pension of an additional five per cent on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC Plan.
A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a full accumulated value at the date they retire or terminate employment. As a non-registered plan, the value is paid out as a lump sum and is taxable income. For a U.S. taxpayer, there are special rules as to the timing of payment according to section 409A of the U.S. Internal Revenue Code.
The table below shows the estimated value of the DC SPP for each applicable NEO as of Dec. 31, 2024, and the accumulated value as of that date:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year-End
Joel Hunter	$—	$—	$—
Jane Fedoretz	$121,208	$37,894	$167,297
Kerry O’Reilly Wilks	$123,474	$40,127	$191,825
Blain van Melle	$47,135	$19,130	$76,682
Benefits and Life Insurance
NEOs and other executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.
+Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered and employees elect coverage every two years.
+Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses or dependents.
+Additional individual life insurance policies are provided to executives, and the premiums are included in the “Summary Compensation Table” and described in the “Definitions and Considerations” section, including the individual annual premiums paid on their behalf.
+The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and executive as to how to utilize the funds. The President and CEO receives a $50,000 annual allowance and the other NEOs receive a $10,000 allowance, effective on the first of January of each year.
+Automobile allowances are fixed and based on market practice:

Name	Auto Allowance	Perquisite Allowance
John Kousinioris	$20,000	$50,000
Joel Hunter	$7,949	$10,000
Jane Fedoretz	$16,000	$10,000
Kerry O'Reilly Wilks	$16,000	$10,000
Blain van Melle	$16,000	$10,000
Todd Stack	$7,949	$10,000

2025 Management Proxy Circular	129

Termination and Change of Control
The table below sets out how each compensation element is treated if an NEO’s employment is terminated.
All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to TransAlta for the severance period outlined in the table below.

Long-term Incentive
Event	Salary	AIC	RSUs	PSUs	Stock Options	Additional Pension Value	Benefits
Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None
Retirement(1)	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance No additional payments	Retirement, unvested units are pro-rated to retirement date Enhanced retirement, vest as normal	Retirement, unvested units are pro-rated to retirement date and paid based on target performance Enhanced retirement, vest as normal, paid based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	Enhanced retirement, CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance No additional payments	Vest in full	Vest in full, payout based on target performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Termination without cause	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Unvested units are pro-rated to termination date	Unvested units are pro-rated to termination date, payout based on target performance	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary
Double-trigger change of control	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Vest in full	Vest in full, payout based on actual performance	Board discretion	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary
(1)“Retirement” is defined as minimum age 55 and five years of service and “Enhanced Retirement” is defined as minimum age 60 and 10 years of consecutive service or as defined in their respective executive employment agreements.

130	TransAlta Corporation

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at Dec. 31, 2024:

Name	Event	Severance Period (Months)	Amount of Base Pay	AIC	Benefits	Additional Pension Value	LTI(1)	Other(2)	Total
John Kousinioris	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement(3)	—	$—	$—	$—	$—	$12,057,601	$—	$12,057,601
	Death	—	$—	$—	$—	$2,012,532	$16,202,878	$—	$18,215,410
	Termination without cause	24	$2,000,000	$2,000,000	$440,000	$2,012,532	$7,283,866	$370,000	$14,106,398
	Double trigger CoC	24	$2,000,000	$2,000,000	$440,000	$2,012,532	$16,202,878	$370,000	$23,025,410
Joel Hunter	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$82,875	$3,708,921	$—	$3,791,796
	Termination without cause	18	$975,000	$682,500	$156,000	$82,875	$1,079,557	$—	$2,975,932
	Double trigger CoC	18	$975,000	$682,500	$156,000	$82,875	$3,708,921	$—	$5,605,296
Jane Fedoretz	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$3,555,656	$—	$3,555,656
	Death	—	$—	$—	$—	$79,688	$4,546,255	$—	$4,625,943
	Termination without cause	18	$937,500	$656,250	$150,000	$79,688	$2,224,380	$—	$4,047,817
	Double trigger CoC	18	$937,500	$656,250	$150,000	$79,688	$4,546,255	$—	$6,369,693
Kerry O'Reilly Wilks	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement(3)	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$82,875	$4,538,518	$—	$4,621,393
	Termination without cause	18	$975,000	$682,500	$156,000	$82,875	$2,243,287	$—	$4,139,662
	Double trigger CoC	18	$975,000	$682,500	$156,000	$82,875	$4,538,518	$—	$6,434,893
Blain van Melle	Resignation	—	$—	$—	$—	$—	$—	$—	$—
	Retirement	—	$—	$—	$—	$—	$—	$—	$—
	Death	—	$—	$—	$—	$59,288	$2,996,118	$—	$3,055,406
	Termination without cause	18	$697,500	$488,250	$111,600	$59,288	$1,409,730	$—	$2,766,367
	Double trigger CoC	18	$697,500	$488,250	$111,600	$59,288	$2,996,118	$—	$4,352,756
(1)LTI was valued using a closing share price of $20.33 on Dec. 31, 2024, and PSUs were calculated at target performance. For double trigger change of control, treatment of stock options is subject to board discretion. The calculation is estimated based on accelerated vesting of unvested stock options.
(2)“Other” includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.
(3)As of Dec. 31, 2024, Mr. Kousinioris and Ms. Fedoretz are eligible for retirement for LTI purposes; Mr. Kousinioris is the only NEO eligible for enhanced retirement under his executive employment agreement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using target performance.
Mr. Stack's Departure
Mr. Stack departed effective June 28, 2024 as a mutually agreed upon retirement and received payments in accordance with his executive employment agreement for termination without cause. The payments included: pro-rated 2024 AIC, 18 months of base salary and AIC bonus (at target), pro-rated RSUs and PSUs (at target), one and a half years additional pension contributions and
16 per cent of salary in lieu of benefits. Mr. Stack was eligible for retirement under the Stock Option Plan and his unvested stock options shall continue to vest in ordinary course and shall be exercisable until the earlier of: (a) 36 months following the termination date; and (b) normal expiry date. No special payments were made in excess of Mr. Stack's executive employment agreement.

2025 Management Proxy Circular	131

Director Approval
The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By order of the Board of Directors

Calgary, Alberta March 7, 2025	Jon Ozirny Vice President, Legal and Corporate Secretary

132	TransAlta Corporation

Appendix A – Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 11 of 12
1(b)	Identity of non-independent directors	CEO (page 19)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See page 65
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent Chair of the Board	Yes
1(g)	Attendance record for each director	See table on page 34
2	Disclose text of board’s written mandate	See Appendix B and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes: see page 66
4(b)	Continuing education program for directors	Yes: see page 66
5(a)	Written code of conduct for directors, officers and employees	Yes: see page 50
5(b)	Board ensures directors exercise independent judgment	Yes: see page 59
5(c)	Board promotes a culture of ethical business conduct	Yes: see page 52
6(a)	Board has process to identify new candidates for board nomination	Yes: see page 35
6(b)	Nominating committee composed of entirely independent directors	Yes: see page 74
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 74
7(a)	Process by which board determines compensation for directors and officers	See pages 77 and 122
7(b)	Compensation committee composed of entirely independent directors	Yes: see page 75
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 75
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 76
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 68
10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 35
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	Yes; see page 60 and at www.transalta.com

2025 Management Proxy Circular	133

11(b)	Summary of written policy	See page 60 and at www.transalta.com
12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See page 60
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 60
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 60
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 60
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 60
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 60
New York Stock Exchange – Significant Differences in Corporate Governance Practices
Compliance with NYSE Standards
The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (TSX), the Canadian securities regulatory authorities, the New York Stock Exchange (NYSE) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for US domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares are, or will be upon issuance, equal to or in excess of 20 per cent of the number of common shares outstanding before the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25 per cent. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

134	TransAlta Corporation

Appendix B – Charter of the Board of Directors
TransAlta Corporation
General Governance Guidelines for the Board
A. Introduction
The board of directors (the “Board”) of TransAlta Corporation (“TransAlta” or the “Company”) is responsible for overseeing the management of the Company by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team (“Management”) the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the President and CEO and Management.
The Board has adopted the following guidelines to meet its governance responsibilities.
B. Board Organization and Membership
1) Independent Chair of the Board
The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from Management and the Company.
2) Chair Position Description
The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, the committees of the Board, the CEO and the Company generally.

2025 Management Proxy Circular	135

3) Size of the Board
It is the view of the Board that nine to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the “GSSC”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.
4) Independence of Directors
The Board annually affirmatively determines the independence of each director, based on the recommendations made by the GSSC. An independent director is a director who is independent of Management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and US securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The GSSC reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.
Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling-off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.
As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5) Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote for each director nominee individually.
If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors.

136	TransAlta Corporation

6) Criteria for Board Membership
Each year the GSSC reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.
If a vacancy or a particular need arises, the GSSC, together with the Chair, identifies potential nominees through the assistance of a professional search firm or otherwise, and screens their qualifications and fit for the Board following which the GSSC makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and, if applicable, to appoint directors between annual meetings.
7) Change in a Director’s Principal Occupation
A director who makes a significant change in principal occupation must advise the Board in order to give the Board   the   opportunity   to   review,   through the GSSC, whether such change may have an impact on the
Company, the director’s independence, or the director’s ability to fulfill their obligation to the Company.

8) New Director Orientation
New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings and one-on-one meetings with Management and Board members. A comprehensive director’s manual is also provided to each new director. Specialized and independent training is also available from professional organizations if required or requested.
9) Ongoing Director Education
Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each regularly scheduled board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the relevant markets. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals, strategy and updates on relevant topics of interest.
In addition, Management engages external speakers from time to time to make presentations to the Board and Management on   matters   affecting   the  Company,  the industry or the relevant markets. Directors may also take part in tours of the Company’s facilities and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between Management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

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Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

10) Retirement Age and Succession
The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.
The GSSC annually reviews the size and composition of the Board and addresses the succession planning needs associated   with   ensuring   the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.
11) Director Compensation
The GSSC annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the GSSC considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its comparator group. The GSSC also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s common shares or deferred share units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSU holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.
C. Board Meetings and Materials
1) Agendas and Materials
The Chair and the CEO, together with the Executive Vice President, Legal (the “EVP, Legal”), Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.
In advance of each meeting, Management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda for a Board meeting.
2) Quorum
A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

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3) Meetings and In Camera Meetings
Members of Management are invited to attend Board meetings as required.
The independent directors meet without Management present as a standing agenda item at each regularly scheduled Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or Management.
D. Committee Organization and Meetings
1) Board Committees
Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk Committee (“AFRC”), Human Resources Committee (“HRC”), and GSSC and Investment
Performance Committee (“IPC”). The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.
2) Assignment of Committee Members
The Board, based on a recommendation of the GSSC, appoints committee members and committee chairs. The GSSC’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.
3) Committee Meetings
Committee chairs, in consultation with committee members, determine the frequency, consistent with each committee’s Charter, of committee meetings. The AFRC and GSSC meet at least quarterly, the HRC meets at least four   times   annually   and   the   IPC   meets   at   least
semi-annually. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without Management present as a standing agenda item at each regularly scheduled committee meeting.
4) Committee Agendas
The chair of each committee, in consultation with the appropriate members of Management and the EVP, Legal and Vice President, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its
Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

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E. Board and Management Responsibilities
1) Board Relationship with Management
Board members have open access to Management for relevant information and Management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of Management   about   issues   facing the Company are
encouraged. The Board also encourages Management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.
2) Appointment of Chief Executive Officer
The Board, at the recommendation of the HRC, is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.
3) Evaluation of the Chief Executive Officer
The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the
HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.
4) Corporate Strategy
Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.
5) Limits to Management Authority
The Board has established general authority guidelines that identify the limitations to Management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.
6) Succession Planning and Management Development
The CEO presents annually a detailed report on Management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves Management’s succession plans and reports to the Board on these plans as required but at least annually.

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7) Risk Assessment
The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring  that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.
i) Enterprise Risk Management
The Board has delegated to the AFRC the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of Management’s assessment annually and its response plan.
Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.
ii) Compensation Risk Assessment
The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.
The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8) Internal Controls
The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.
The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC and the GSSC, as applicable, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.
9) Insider Trading and Disclosure Practices
The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the EVP, Legal, or Vice
President, Legal and Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

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To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a Shareholder Engagement Policy and a Disclosure Policy
that addresses the timely dissemination of all material information. The Company also has an Insider Trading Policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or GSSC, as applicable, and are reported to the Board.
10) Outside Advisors for Individual Directors
If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a director, he/she may engage such an advisor at the expense of the
Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.
F. Evaluation of the Board and the Board-Management Relationship
1) Assessing the Chair’s Performance
In each year of the Chair’s term, the Chair of the committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.
The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the committee’s recommendation to the Board with respect to the renewal of the Chair’s term.
2) Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship
The Chair meets annually with each director to obtain their views on the effectiveness of the Board, each committee, the Board-Management relationship, individual director contributions and performance, Management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the Management succession plan, the Board’s relationship with Management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.
The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and

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provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the Management team for improvements in areas that will assist the Board in the discharge of its responsibilities.
G. Communication and Shareholder and Stakeholder Relations
1) Board Communications Policy
The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.
The Board believes that it is generally the function of Management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2) Shareholder and other Stakeholder Communication
The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also summarized annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.
In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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TransAlta Corporation

TransAlta Place
Suite 1400, 1100 1 St SE
Calgary, Alberta
Canada T2G 1B1
403.267.7110
www.transalta.com

In an effort to be environmentally responsible, please notify your financial institution if you are receiving duplicate mailings of this report. The TransAlta design and TransAlta word mark are trademarks of TransAlta Corporation.

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